Exhibit 99.1

B2GOLD

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

AND MANAGEMENT INFORMATION CIRCULAR

Friday June 23, 2023

B2GOLD CORP.

NOTICE OF ANNUAL GENERAL

AND SPECIAL MEETING

WHEN:	Friday June 23, 2023 2:00 p.m. (Vancouver time)	WHERE:	Pacific Ballroom Fairmont Hotel Vancouver, 900 West Georgia Street, Vancouver, British Columbia

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting (the “Meeting”) of the shareholders (“Shareholders”) of B2GOLD CORP. (“B2Gold” or the “Company”) will be held at the Pacific Ballroom, Fairmont Hotel Vancouver, 900 West Georgia Street, Vancouver, British Columbia and in a virtual format conducted via live audio webcast online at https://web.lumiagm.com/485739236 on Friday, June 23, 2023 (the “Meeting Date”), at 2:00 p.m. (Vancouver time) for the following purposes:

1.	To receive and consider the audited annual consolidated financial statements for 2022.

2.	To set the number of directors of the Company at nine.

3.	To elect directors of the Company for the ensuing year.

4.	To appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as the Auditor of the Company for the ensuing year and to authorize the directors of the Company to fix their remuneration.

5.

To approve an amendment to increase the number of common shares (“Common Shares”) reserved under the Company’s Restricted Share Unit Plan, as amended June 12, 2020, by 5,000,000 common shares for a total of 30,000,000 common shares, as more particularly described and set forth in the accompanying management information circular of the Company dated May 15, 2023 (the “Information Circular”).

6.

To vote, on a non-binding advisory basis, on a resolution to accept the Company’s approach to executive compensation, as more particularly described and set forth in the accompanying Information Circular.

7.	To transact such other business as may properly come before the Meeting, or any adjournment or adjournments thereof.

The board of directors of the Company (the “Board” or the “Board of Directors”) has fixed the close of business on May 12, 2023, as the record date (the “Record Date”) for determining Shareholders who are entitled to receive notice and to vote at the Meeting or any adjournment of the Meeting. No person who becomes a Shareholder of the Company after the Record Date will be entitled to vote or act at the Meeting or any adjournment thereof.

IMPORTANT NOTICE

The Meeting is currently scheduled to take place in person at the Pacific Ballroom, Fairmont Hotel Vancouver, 900 West Georgia Street, Vancouver, British Columbia, and in a virtual format conducted via live audio webcast online at https://web.lumiagm.com/485739236.

Any updates to the Meeting will be announced by news release on the Company’s website at https://www.b2gold.com and will be filed under the Company’s profile on SEDAR at https://www.sedar.com and on EDGAR at https://www.sec.gov/. Shareholders are strongly encouraged to check the Company’s website, SEDAR and/or EDGAR on a regular basis to ensure that they are apprised of any and all developments with respect to the Meeting.

NOTICE AND ACCESS

This Information Circular is being sent to Shareholders using Notice and Access, the delivery procedures that allow the Company to send Shareholders paper copies of a notice of meeting and form of proxy or voting instruction form, while providing Shareholders access to electronic copies of the Information Circular over the internet or the option to receive paper copies of the Information Circular if they so request within the prescribed time periods (“Notice and Access”). For more information, please refer to the Notice and Access Notification delivered to you.

B2GOLD	2023 Management Information Circular	NOT1

NOTICE

MEETING MATERIALS

Accompanying this Notice of Meeting are: (i) the Information Circular; (ii) a form of proxy; and (iii) an annual financial statement request form.

The Information Circular provides information relating to the matters to be addressed at the Meeting. Copies of any documents to be considered, approved, ratified and adopted or authorized at the Meeting will be available for inspection at the registered and records office of the Company at 1600 – 925 West Georgia Street, Vancouver, British Columbia V6C 3L2, during normal business hours up to June 23, 2023, being the date of the Meeting, as well as at the Meeting. Shareholders are encouraged to access copies of any documents to be considered, approved, ratified and adopted or authorized at the Meeting under the Company’s profile on SEDAR at https://www.sedar.com, on EDGAR at https://www.sec.gov/, on the Company’s website at https://www.b2gold.com or by contacting Randall Chatwin, Senior Vice President, Legal and Corporate Communications, Suite 3400, Park Place, 666 Burrard Street, Vancouver, British Columbia V6C 2X8 (Tel: 604-681-8371).

The Company is not sending proxy-related materials directly to Non-Registered Shareholders who do not object to their name being made known to the Company (“NOBOs”). Management of the Company does not intend to pay for intermediaries to forward to Non-Registered Shareholders who do object to their name being made known to the Company (“OBOs”) under National Instrument 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer the proxy-related materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary. An OBO will not receive the materials unless the OBO’s intermediary assumes the cost of delivery.

VOTING

If you are a registered Shareholder you are encouraged to vote in advance of the Meeting. To do so, you must date, execute and return the accompanying form of proxy to the Company, c/o Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 (Attn: Proxy Department), by not later than 2:00 p.m. (Vancouver time) on Wednesday, June 21, 2023, or if the Meeting is adjourned, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the adjourned Meeting. You may also vote on the internet or by phone by following the instructions set out in the form of proxy.

If you are a registered Shareholder, you may attend, participate and vote at the Meeting in person at the Pacific Ballroom, Fairmont Hotel Vancouver, 900 West Georgia Street, Vancouver, British Columbia or online via live audio webcast at https://web.lumiagm.com/485739236, provided you are connected to the internet and comply with all of the requirements set out in the Information Circular. If you plan to attend, participate and vote at the Meeting either in person or virtually, you should not vote before the Meeting.

If you are a non-registered Shareholder and receive these materials through your broker or another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or other intermediary. If you are a non-registered Shareholder and do not complete and return the materials in accordance with such instructions, you may lose the right to vote at the Meeting.

Non-registered Shareholders will be able to attend, participate in and vote at the Meeting in person at the Pacific Ballroom, Fairmont Hotel Vancouver, 900 West Georgia Street, Vancouver, British Columbia or online via live audio webcast at https://web.lumiagm.com/485739236 if they duly appoint themselves as proxyholder through the method specified by their intermediary and comply with all of the requirements set out in the Information Circular relating to that appointment and registration. If a non-registered Shareholder does not comply with these requirements, that non-registered Shareholder may be able to attend the Meeting as a guest but will not be able to vote or ask questions at the Meeting.

Voting is Easy. Vote Well in Advance of the Proxy Deadline on Wednesday, June 21, 2023 at 2:00 p.m. (Vancouver Time).

	Registered Shareholders	Non-Registered Shareholders

	Common Shares held in own name and represented by a physical certificate or DRS.	Common Shares held with a broker, bank or other intermediary.

Internet	www.investorvote.com	www.proxyvote.com

Telephone	1-866-732-8683	Dial the applicable number listed on the voting instruction form.

Mail	Return the voting instruction form in the enclosed postage paid envelope.	Return the voting instruction form in the enclosed postage paid envelope.

NOT2	2023 Management Information Circular	B2GOLD

NOTICE

SHAREHOLDER QUESTIONS

For more detailed information and instructions on voting, please refer to the Information Circular.

Shareholders who have questions, including with respect to Notice and Access, or need assistance with voting their shares should contact Laurel Hill Advisory Group, the proxy solicitation agent, by telephone at: 1-877-452-7184 (North American Toll Free) or 416-304-0211 (Outside North America); or by email at: assistance@laurelhill.com.

DATED at Vancouver, British Columbia, this 15th day of May, 2023.

BY ORDER OF THE BOARD

“Clive Johnson”

Clive Johnson

President, Chief Executive Officer

and Director

B2GOLD	2023 Management Information Circular	NOT3

MESSAGE FROM CEO

Fellow Shareholders,

It is my pleasure to provide you with this report on 2022, another remarkable year of responsible and profitable gold production for our Company. 2022 marked a year of continuing growth for the Company as we worked to further expand our footprint in Mali, pursued exploration and development opportunities around the world, and adjusted to life in a post-pandemic world. As I write this in early May 2023, I continue to be very proud of the way that our global team was able to meet and exceed production expectations and deliver another successful year.

Thanks to the tremendous efforts of our global workforce and the leadership of our executive and management teams, 2022 proved to be a strong operational year as we achieved our seventh consecutive year of meeting or exceeding annual guidance. We achieved total consolidated gold production of 1,027,874 ounces (including 54,871 ounces of attributable production from Calibre Mining Corp. (“Calibre”)), above the mid-point of our guidance range of between 990,000 and 1,050,000 ounces, with all in sustaining costs (“AISC”) of US$1,033 per ounce sold (near the midpoint of our 2022 guidance), while continuing to improve our commitment to responsible mining with industry-leading health, safety, environmental and social responsibility accomplishments. The Fekola Mine had another strong year with annual gold production of 598,661 ounces of gold, at the top end of its annual guidance range. The Masbate and Otjikoto Mines had strong gold production in 2022 as well producing 212,728 ounces of gold and 161,614 ounces of gold, respectively. Consolidated revenue from gold sales was US$1.73 billion, and consolidated cash flow from operations for 2022 was US$596 million.

Given the strong cash flow generation in 2022, we were able to return US$171 million to our shareholders by way of dividends. The Company is in an excellent financial position finishing 2022 with cash on hand of US$652 million (US$674 million as at March 31, 2023). In addition, we operate debt-free, other than approximately US$57 million in equipment loans and other lease liabilities, and have a US$600 million revolving credit facility with an additional US$200 million accordion feature that remains undrawn and fully available. Our quarterly dividend of US$0.04 per share paid in 2022 (US$0.16 per share on an annualized basis) remains one of the highest dividend yields in the gold sector.

Throughout 2022, the Fekola Mine’s processing facilities continued to significantly outperform, resulting in record annual throughput of 9.38 million tonnes for 2022, 4% above budget and 3% higher than 2021, and record quarterly throughput of 2.47 million tonnes in the fourth quarter of 2022, 9% above budget. In 2023 the Fekola Mine is expected to process 9 million tonnes of ore that will continue to be mined from the Fekola and Cardinal pits, and for Fekola Regional operations initial saprolite production (to be processed in the Fekola mill) is expected to commence from the Bantako North permit starting in the third quarter of 2023.

On March 23, 2022, the Company announced an updated and significantly increased Mineral Resource estimate for the Anaconda area, comprised of the Menankoto permit and the Bantako North permit, located approximately 20 kilometres from the Fekola Mine. Approximately 86,500 metres of diamond and reverse circulation drilling were completed on the Anaconda Area in 2022.

In 2022, we invested $26 million for the development of Fekola Regional saprolite mining including road construction, mine infrastructure, and mining equipment. The construction mobile equipment fleet is now in operation, and we broke ground on roads and mining infrastructure construction in the fourth quarter of 2022. The trucking of selective higher grade saprolite material to be toll milled at the Fekola mill has the potential to generate an average of approximately 80,000 to 100,000 ounces of gold production per year from Fekola Regional. Engineering and procurement of the mine workshop and mobile equipment is on schedule to support saprolite production from the Bantako North permit area as early as the third quarter of 2023 and is expected to contribute approximately 18,000 ounces of gold in 2023 with Fekola Regional production levels continuing to ramp up through 2024. Production from the Bantako North permit is contingent upon receipt of all necessary permits. We continue to focus on optimizing long-term Fekola Complex project value from all of the various oxide and sulphide material sources including the Fekola pit, the Fekola underground, the Cardinal Zone, and the Bantako North, Menankoto, Dandoko and Bakolobi permits.

Based on the increased Anaconda Area Mineral Resource estimate and the 2022 exploration drilling results, the Company is progressing an engineering study of a Fekola Regional stand-alone mill and oxide processing facilities (expected to be located on the Anaconda Area). Construction of a stand-alone oxide mill would constitute Phase II of the Fekola Regional Development Plan. The engineering study will be based on processing 4 million tonnes per annum (“Mtpa”) of saprolite and transitional (oxide) resources. Since the updated Mineral Resource estimate released in March 2022 (based on results of exploration drilling completed up to January 11, 2022) through to March 31, 2023, the Company has completed approximately 120,000 m of drilling

B2GOLD	2023 Management Information Circular	LTR1

MESSAGE FROM CEO

at the Anaconda Area, which included infill drilling to upgrade a significant portion of the Inferred oxide resources to the Indicated category, as well as extending both oxide and sulphide resources in the area. An updated Anaconda Area Mineral Resource estimate is currently underway and scheduled to be completed by the end of the second quarter of 2023. Consequently, to allow for incorporation of this updated Mineral Resource estimate into the engineering study, results of the study are now expected in the fourth quarter of 2023. In addition, Fekola Complex optimization work continues to maximize project value from all the various oxide and sulphide material sources including the Fekola Pit, Fekola Underground, Cardinal Pit, and the Bantako North, Menankoto, Bakolobi and Dandoko permits. Conceptual analysis indicate that the combined Fekola and Fekola Regional processing facilities could have the potential to produce more than 800,000 ounces of gold per year from the Fekola Complex, subject to delineation of additional mineral resources and development, completion of feasibility studies, and the receipt of all necessary regulatory approvals and permits.

The Company made two strategic acquisitions in Mali in 2022, the Bakolobi permit and Oklo Resources Limited (“Oklo”), in order to expand our landholdings and further improve the potential of the Fekola Complex. In April 2022, the Company acquired the Bakolobi permit, located between the Menankoto permit to the North, and the Fekola Mine’s Medinandi permit, wrapping around the latter to its south-west end, covering an area of approximately 100 km2, from a local Malian company. The acquisition of the Bakolobi permit results in the ownership by the Company of four contiguous exploration and/or exploitation permits covering 237 km2, extending from the northwestern end of the Bantako North permit and the North-East of the Menankoto permit, southwest of the Medinandi permit (Fekola Mine and Cardinal Zone) to the southeast end of the Bakolobi permit. An initial $2.2 million exploration program on the Bakolobi permit was completed in the second half of 2022. The Company believes that the Bakolobi permit is a highly prospective area that has the potential to provide for the near-term addition of both saprolite- and sulphide-hosted gold deposits.

The second acquisition was that of Oklo, which provided us with an additional significant landholding covering highly prospective greenstone belts in Mali, including the Dandoko project, which now forms part of the Fekola Complex. The Company believes there is strong potential to extend the mineralization at the Dandoko project. In October 2022, a diamond drill rig dedicated to the Dandoko project was on site with the objective of completing up to 4,000 metres of combined metallurgical and geotechnical drilling and the initial phase of strategic exploration drilling and was completed in 2022 and confirmed significant grade-width intercepts. Additional early-stage targets within the newly acquired landholding are also being assessed at this time.

The Gramalote Feasibility Study was completed for the Gramalote gold project in Colombia (the “Gramalote Project”), a 50/50 joint venture between B2Gold and AngloGold Ashanti Limited (“AngloGold”), and both partners have determined that the project does not meet their investment thresholds for development of the project. The Gramalote Project continues to benefit from strong federal and local government support as well as continuing support from local communities. Together we have completed a comprehensive review of the alternatives relating to the Gramalote Project and consider that it would be in the best interests of all stakeholders for a new party to own the Gramalote Project and commenced a joint sales process for the project in the fourth quarter of 2022.

2022 was another very successful and aggressive year of exploration focused predominantly in Mali, as well as other operating mine sites in Namibia and the Philippines, and grassroots targets around the world. Our total exploration budget of US$66 million included a strong focus on our near mine exploration, specifically on the exploration of Cardinal/FMZ, Fekola Deeps and Fekola North. We are planning another year of extensive exploration in 2023 with a budget of approximately $84 million that will continue to focus on our operating mines in Mali, Namibia and the Philippines, and includes $20 million of spending on both infill and generative exploration at the recently acquired Back River Gold District. Ongoing exploration will continue to advance our early stage projects in Finland and Cote d’Ivoire as well as target generation and pursuing new opportunities in prospective gold regions in Africa, South America, the Philippines, Central Asia and Canada. This generative initiative could include equity placements and new joint ventures with junior companies, similar to our 2023 investment in Snowline Gold Corp and its Rogue Project in the Yukon, Canada, and its 2022 investment in Matador Mining Ltd. and its Cape Ray Gold project in Newfoundland,Canada.

As the world transitioned from global pandemic to endemic status, we adapted our highly successful COVID-19 health and safety protocols as a permanent fixture within our safety management systems and processes. Our success in transitioning to the “new normal” has been attained by maintaining hygiene and safety protocols and ensuring high rates of vaccination and boosters across all operations. These measures continue to mitigate impacts and ensure the health and safety of our workers. We remain an industry leader in health, environmental and social initiatives across our operations, a continuing focus of the Company, and we are pleased to be recognized for these efforts. Such efforts will be more fully outlined in our new Responsible Mining Report which

LTR2	2023 Management Information Circular	B2GOLD

MESSAGE FROM CEO

will be published in May 2023, and which I encourage all of you to read, however, in advance of that I would like to outline a few of the upcoming report’s highlights.

Guided by our principles of fairness, respect, transparency and accountability, we continue to be an industry leader in health and safety. with 2022 being our seventh consecutive year without a fatality across all operations, and we reduced our Lost Time Injury (“LTI”) Frequency Rate to 0.05 (LTIFR based on 200,000 hours), a decrease from 0.06 in 2021. We also saw a decrease in our Severity Rate from 3.46 in 2021, to 1.79 in 2022. As at December 31, 2022, Otjikoto surpassed 593 days without an LTI, and Masbate continued its remarkable safety performance, extending the number of days without an LTI to 1537. Masbate was also awarded the Gawad Kaligtasan at kalusugan silver medal by DOLE in the Philippines (the first mining company in the Philippines to do so) in recognition of its outstanding achievement of establishments in terms of responding to the safety and health needs of workers, workplaces, and communities. Of the Company’s 4,995 employees globally, 98% are national employees from the local communities in which we operate and 14% of employees are female (which percentage increases to 25% for senior positions within the Company).

We published our inaugural Climate Strategy Report in February 2022, in alignment with the Task Force on Climate-related Financial Disclosures recommendations. The Report outlined our climate risk management strategy, governance, climate risk management approach and prioritized risks, and performance data. Our updated Climate Strategy includes assessing and mitigating our physical and transitional climate-related risks, assessing and reducing our carbon footprint, setting a target of 30% absolute reduction in scope 1 and 2 GHG emissions by 2023, and keeping our stakeholders informed of our performance. In addition to the installation and commissioning of a 7-megawatt solar power plant at our Otjikoto operation, leading to the conversion of the existing power plant into one of the first fully autonomous hybrid (heavy fuel oil and solar) power plants in the world, our work towards reducing the Company’s carbon footprint continues with the completion of the Fekola solar plant. The fully-autonomous Fekola hybrid power plant is one of the largest off-grid facilities of its kind on the African continent and is expected to reduce the operation’s heavy fuel oil consumption by approximately 13.1 million litres and keep approximately 39,000 tonnes of carbon dioxide equivalent from being released per year. In 2022, the Fekola operation received the Mining Magazine Award for its Emissions Reduction and Monitoring Technology for the construction of the hybrid power plant. In 2022, the Otjikoto Mine also took strides to decreasing its energy usage by connecting to the Namibian grid, which is estimated to reduce annual power generation emissions by more than 30% due to renewable energy sources within the Namibian grid. Overall, the proportion of electricity generated from renewable sources increased significantly to 14.3% in 2022 from 9.5% in 2021, for consolidated operations.

In 2023, we will be moving forward with expansion of the Fekola solar plant in Mali, with construction expected to begin in the third quarter. The expansion is projected to increase solar power capacity by 22 megawatts, reduce GHG emissions by approximately 24,000 tonnes per year and reduce heavy fuel oil consumption by an average 7.6 million litres per year. Our Climate Strategy and climate action will best position us and our stakeholders to continue to thrive as society transitions to a low-carbon economy.

In conjunction with this success, we continue to also be mindful of the communities where we operate and continue to pursue management approaches that deliver positive and sustainable outcomes for our business as well as all stakeholders. We would like to thank all levels of government in the countries where we operate as well as the communities for continuing to work with us in mutually trusting relationships. In Mali, Namibia, the Philippines, Colombia, and Canada, we provided approximately US$382 million to governments and US$8.6 million in community investment.

Looking forward to the remainder of 2023, we remain well positioned for continued strong operational and financial performance with total gold production guidance of between 1,000,000 and 1,080,000 ounces (including 60,000 – 70,000 ounces attributable ounces from Calibre), total consolidated cash operating costs forecast to be between US$670 and US$730 per ounce and total consolidated AISC forecast to be between US$1,195 and $1,255 per ounce.

Subsequent to the 2022 year end, in the first quarter of 2023, total gold production was 266,856 ounces (including 16,137 ounces of attributable production from Calibre), slightly higher than budget by 2% (5,040 ounces), and higher than the first quarter of 2022 by 27% (57,491 ounces). Consolidated gold revenue was $474 million and consolidated cash flow from operations of US$204 million. In addition, cash operating costs (including estimated attributable results for Calibre) were $600 per gold ounce produced, $85 (12%) lower than budget and $99 (14%) per gold ounce produced lower than the first quarter of 2022, and all-in sustaining costs were $1,060 per gold ounce sold compared to budget of $1,206 per gold ounce sold and $1,036 per gold ounce sold for the first quarter of 2022.

B2GOLD	2023 Management Information Circular	LTR3

MESSAGE FROM CEO

In April 2023, we continued our theme of accretive growth with the acquisition of Sabina Gold and Silver Corp. (“Sabina”), resulting in us acquiring Sabina’s 100% owned Back River Gold District located in Nunavut, Canada. The Back River Gold District consists of five mineral claims blocks along an 80 kilometre belt. The most advanced project in the district, Goose, is fully permitted, construction ready, and has been de-risked with significant infrastructure currently in place. A March 2021 Updated Feasibility Study on the Goose Project outlined a 15-year life of mine, producing an average of 223,000 ounces of gold per year (average annual production of 287,000 ounces over first five years) from 3.6 million ounces of Mineral Reserves averaging 5.97 g/t gold. There is potential to increase production in first five years of the mine life to over 300,000 ounces per year through accelerated development of the underground mine at the Goose project.

Our management team has strong northern construction expertise and experience to deliver the fully permitted Goose project and the financial resources to develop the significant gold resource endowment at the Back River Gold District into a large, long life mining complex. We look forward to working with the Kitikmeot Inuit Association and local communities as we advance the construction of the Goose project and our development strategy, as well as pursuing an aggressive exploration program in parallel to further define the Back River Gold District’s untapped potential and exploration upside, and unlock the significant value we see and opportunities for growth.

As we start the year, we are determined to continue to raise the bar on our previous sustainability performance. In early 2023, we began implementation of a Global Water Strategy, in line with the International Council on Mining and Metals’ water stewardship framework, in order to reduce water-related risks throughout the business and to improve water management performance.

For the balance of 2023 and beyond, we remain committed to continuing to execute on our strategic objectives, which are to continue to maximize profitable production from our mines, grow as a profitable and responsible gold producer through further advancement of our pipeline of development and exploration projects, and the evaluation of further growth opportunities, while continuing to pay an industry leading dividend yield.

In closing, I would like to express my sincere gratitude to our dedicated employees who have a track record of excellent performance and have shown incredible resolve over the past few years. I would also like to recognize our Directors for their guidance and support of management’s vision and thank our committed executive team, who continue to impress me with their ability to lead, grow, innovate, and execute. I would also like to welcome members of the Sabina team to the Company and commend the management team for the exceptional work done on the Back River Gold District over the many years. To the former Sabina shareholders and current stakeholders, we look forward to your continued support and hope to illustrate the many enhanced benefits associated with ownership in our Company as we construct the Goose Mine at the Back River Gold District, pursue exciting developments at the Fekola Complex, and continue our aggressive exploration campaign in 2023. Finally, none of what we have accomplished over the last 14 years of dramatic growth to become a responsible, profitable, senior gold producer would have been possible without the support of you, our shareholders. Thank you.

Yours sincerely,

B2GOLD CORP.

“Clive Johnson”

Clive Johnson

President & CEO

Founder

LTR4	2023 Management Information Circular	B2GOLD

EXECUTIVE SUMMARY

2022 OPERATIONAL HIGHLIGHTS

B2Gold continued its strong performance across all of its operations while maintaining its longstanding commitment to safety and continuous improvement with industry leading safety and lost time performance.

Seventh consecutive year of achieving annual production guidance	Lost time injury Frequency Rate 0.04	Debt free with fully undrawn credit facility	~$170 million in dividends paid to Shareholders in 2022	Power from renewable sources increased by 50% in 2022

•

We ranked in the top quartile of our intermediate and senior gold producer peer group for all in sustaining costs (“AISC”). Total AISC for 2022 were $1,033 per ounce of gold sold, compared to an average of $1,197 per ounce of gold sold for our intermediate and senior gold producer peer group.

•

Our industry-leading lost time injury frequency rate and goal of sending everyone home safe continues to be a core focus of the Company with the Masbate Gold Project in the Philippines leading the way with now over 25 million hours worked without a lost time incident.

•

Masbate was awarded the Gawad Kaligtasan at Kalusugan silver medal by the Department of Labour and Employment in the Philippines (the first mining company in the Philippines to do so) in recognition of its outstanding achievement in the safety and health needs of workers, workplaces and communities.

•

Due to our strong operating results and resulting strong cash position, we have continued to pay one of the highest dividend yields in the gold sector with approximately $170 million distributed to shareholders in 2022.

GOVERNANCE HIGHLIGHTS

B2Gold is committed to following and continually improving on best practices in corporate governance. The Company has recently adopted a new diversity policy for the Board and management, complete with gender diversity targets. The Company has also conferred with its large Shareholders and engaged a third-party advisory firm to assist the Board. The Board has prioritized succession planning and has identified candidates for an orderly renewal of the Board that balances the Company’s objectives, including diversity with respect to skills, experience, independence, knowledge and tenure. The resulting process has seen the retirement of three of our long-standing founding directors at this year’s Meeting and the addition of three new Board members.

A summary of our key governance practices is below and further details can be found under Corporate Governance beginning on page 17.

		Pg.			Pg.			Pg.

☑	Annual individual election of directors with majority voting	19	☑	Board Diversity Policy with a gender diversity target of 30%	20	☑	Mandatory minimum share ownership for directors	25

☑	Independent Chair	17	☑	Annual Board self-assessment	20	☑	Non executive directors not eligible for stock options	25

☑	Committees will be 100% independent directors	17
☑	In camera sessions at each Board and committee meeting	17

B2GOLD	2023 Management Information Circular	ROM1

EXECUTIVE SUMMARY

SUSTAINABILITY HIGHLIGHTS

Sustainability and maintaining the highest standards of responsible mining has always been a key part of B2Gold’s business strategy. During 2022, the Company continued its important work with both habitat rehabilitation and wildlife conservation, but also attained a few other important milestones:

•	Published its first Climate Strategy Report and announced our greenhouse gas emissions reduction target

•	Published its inaugural Water Risk Assessment and developed a Global Water Management Strategy

•

Successful operation of the Fekola Solar Plant and commissioning, which in tandem with the Ojikoto Solar Plant, brings nearly 36 megawatts of installed solar capacity to the Company’s operations, eliminating in excess of 40,000 tonnes of C02 emissions annually from the Company’s operations

•	The Fekola Mine operation received the Mining Magazine Award for its Emissions Reduction and Monitoring Technology for the construction of the hybrid power plant

•	In 2022, the Otjikoto Mine connected to the Namibian power grid, reducing annual power generation emissions by more than 30% due to renewable energy sources within the Namibian grid

		Pg.			Pg.			Pg.

☑	Annual Sustainability Reporting in compliance with Annual Climate Strategy & Responsible Mining reports are in compliance with GRI, SASB, and/or TCFD.	LTR 3	☑	Existing climate strategy and GHG emissions reduction target of target of 30% by 2030, versus a 2021 baseline	LTR 2	☑	Planned expansion of the Fekola solar plant with estimated completion in 2024	LTR 2

EXECUTIVE COMPENSATION HIGHLIGHTS

		Pg.			Pg.			Pg.

☑	Annual Say on Pay vote	10	☑	Comprehensive annual incentive plan with clearly communicated metrics and targets tied to strategic objectives	39	☑	Annual incentive payments capped at 2x target	39

☑	Long-term incentives weighted 50% towards performance-contingent PSUs	39	☑	Significant contingent pay (approximately 80% of NEO compensation at-risk in 2022)	39	☑	Mandatory minimum share ownership for executives	32

☑	Independent compensation consultant to the Board	24	☑	ESG metrics a significant component of executives’ variable pay targets	38	☑	No option re-pricing	“A”

			☑	A portion of executive compensation linked to the Company’s Climate Energy Action strategy	38	☑	Robust clawback policy	31

			☑	Anti-hedging policy	31

ROM2	2023 Management Information Circular	B2GOLD

B2GOLD	2023 Management Information Circular	TOC1

B2GOLD CORP. INFORMATION CIRCULAR

Dated as of May 15, 2023

IMPORTANT NOTICE

The Annual General and Special Meeting (the “Meeting”) of the shareholders (“Shareholders”) of B2Gold Corp. (the “B2Gold” or “Company”) is currently scheduled to take place in person at the Pacific Ballroom, Fairmont Hotel Vancouver, 900 West Georgia Street, Vancouver, British Columbia and in a virtual format conducted via live audio webcast online at https://web.lumiagm.com/485739236 on June 23, 2023 (the “Meeting Date”) at 2:00 p.m. (Vancouver time).

Only registered Shareholders, non- registered Shareholders who have followed the procedures described in this management information circular (the “Information Circular”) and their respective proxyholders will be entitled to attend the Meeting physically in person. If you are required to self isolate or quarantine, please do not attend the Meeting in person. In addition, the Company’s Board of Directors (the “Board” or the “Board of Directors”) may, as a result of any public health concerns relating to COVID-19 that may arise, decide that it is in the interests of our employees and Shareholders to adopt measures, including but not limited to mask wearing and social distancing, to preserve the health and wellbeing of any persons who seek to attend the Meeting in person.

If you attend the Meeting online, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. Even if you plan to attend the Meeting, you should consider voting your shares in advance so that your vote will be counted even in the event that you later decide not to attend the Meeting, you experience any technical difficulties, or are unable to access the Meeting for any reason.

The contents and the sending of this Information Circular have been approved by the Board. The Company reports its financial results in United States dollars. All references to “$” or “dollars” in this Information Circular refer to Canadian dollars unless otherwise indicated. References to “US$” are used to indicate United States dollar values.

This Information Circular includes certain forward-looking information. Please refer to “Cautionary Note Regarding Forward-Looking Information” attached as Schedule “D” hereto.

B2GOLD	2023 Management Information Circular	1

NOTICE AND ACCESS

This Information Circular is being sent to both Registered Shareholders and Non-Registered Shareholders (as defined below) of common shares in the capital of the Company (“Common Shares”) using Notice and Access, the delivery procedures that allow the Company to send Shareholders paper copies of a notice of meeting and form of proxy or voting instruction form (“VIF”), while providing Shareholders access to electronic copies of the Information Circular over the internet or the option to receive paper copies of the Information Circular if they so request within the prescribed time periods. For more information, please refer to the Notice and Access Notification delivered to you.

Non-Registered Shareholders who have previously provided the Company with standing instructions that they wish to receive paper copies of the Information Circular will continue to be mailed a paper copy of the Information Circular.

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of the Company for use at the Meeting to be held on the Meeting Date, being June 23, 2023, at 2:00 p.m. (Vancouver time) at the Pacific Ballroom, Fairmont Hotel Vancouver, 900 West Georgia Street, Vancouver, British Columbia and in a virtual format conducted via live audio webcast online at https://web.lumiagm.com/485739236 or at any adjournment thereof for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone by the directors, officers and regular employees of the Company at a nominal cost to the Company.

Laurel Hill Advisory Group (“Laurel Hill”) is acting as the Company’s proxy solicitation agent. If you have any questions or require assistance in voting your proxy, please contact Laurel Hill at: 1-877-452-7184 toll free in North America, or 416-304-0211 (outside North America); or by e-mail at: assistance@laurelhill.com. The Company will be paying Laurel Hill a fee of $45,000, plus reasonable out-of-pocket expenses.

The cost of solicitation will be borne by the Company. Except as required by statute, regulation or policy thereunder, the Company does not reimburse Shareholders, nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals an authorization to execute each form of proxy.

2	2023 Management Information Circular	B2GOLD

VOTING PROCEDURES

Please carefully review and follow the voting instructions below based on whether you are a Registered or Non- Registered Shareholder of the Company:

•	You are a “Registered Shareholder” if you have a share certificate or a DRS statement registered in your name representing the Common Shares.

•

You are a “Non-Registered Shareholder” if you hold Common Shares through a broker, agent, nominee or other intermediary (for example, a bank, trust company, investment dealer, clearing agency, or other institution).

Voting is Easy. Vote Well in Advance of the Proxy Deadline on June 21, 2023 at 2:00 p.m. Vancouver Time (the “proxy cut-off time”). Late proxies may be accepted by the Chair of the Meeting in their discretion, with or without notice, and the Chair is under no obligation to accept or reject any particular late proxy.

REGISTERED SHAREHOLDER VOTING

A proxy will not be valid unless it is signed by the Registered Shareholder, or by the Registered Shareholder’s attorney with proof that they are authorized to sign. If you represent a Registered Shareholder that is a corporation or an association, your proxy should have the seal of the corporation or association and must be executed by an officer or an attorney who has written authorization. If you execute a proxy as an attorney for an individual Registered Shareholder, or as an officer or attorney of a Registered Shareholder that is a corporation or association, you must include the original or notarized copy of the written authorization for the officer or attorney with your proxy form.

If the instructions in a form of proxy given to the proxy nominee are certain, the Common Shares represented by proxy will be voted or withheld from voting on any poll in accordance with the instructions of the Shareholder as specified in the proxy with respect to the matter to be acted on. If a choice is not so specified with respect to any such matter, the Common Shares represented by a proxy given to the proxy nominee will be voted in favour of the resolutions referred to in the form of proxy accompanying this Information Circular, including, for the election of the nominees of management for directors, and for the appointment of the Auditor.

The form of proxy accompanying this Information Circular confers discretionary authority upon the proxy nominee with respect to any amendments or variations to matters identified in the Notice of Meeting and any other matters that may properly come before the Meeting. As at the date of this Information Circular, management is not aware of any such amendments or variations, or of other matters to be presented for action at the Meeting.

A Shareholder has the right to appoint a person (who need not be a Shareholder) to attend and act for such Shareholder on such Shareholder’s behalf at the Meeting other than the persons designated in the form of proxy, and may exercise such right by inserting the name in full of the desired person in the blank space provided in the form of proxy.

Registered Shareholders who have duly appointed a proxyholder to attend and vote at the Meeting MUST register the appointed proxyholder with Computershare by visiting http://www.computershare.com/B2Gold before the proxy cut-off time. Computershare will ask for the appointed proxyholder’s contact information and will send such appointed proxyholder a user ID number or username via email shortly after this deadline and then may proceed with the steps above to log into the virtual Meeting.

Registered Shareholders should note that if they participate and vote on any matter at the Meeting they will revoke any previously submitted proxy.

B2GOLD	2023 Management Information Circular	3

NON-REGISTERED SHAREHOLDER

VOTING

If Common Shares are listed in an account statement provided to a Shareholder by a broker, then, in almost all cases, those Common Shares will not be registered in the Shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the name of an intermediary (“Intermediary”), typically the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc.), which company acts as a nominee for many Canadian brokerage firms. Common Shares held by brokers (or their agents or nominees) on behalf of a broker’s client may only be voted (for or against resolutions) in accordance with instructions received from the Non-Registered Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for Non-Registered Shareholders.

Securities regulatory policies require brokers and other intermediaries to seek voting instructions from Non-Registered Shareholders in advance of Shareholders’ meetings. Each broker or intermediary has its own mailing procedures and provides their own return instructions to clients, which should be carefully followed by Non-Registered Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often the form of proxy or VIF supplied to a Non-Registered Shareholder by its broker is identical to the form of proxy provided by the Company to the Registered Shareholders. However, its purpose is limited to instructing the Registered Shareholder (i.e., the broker or intermediary) how to vote on behalf of the Non-Registered Shareholder.

Most brokers delegate responsibility for obtaining instructions from clients to Broadridge in the United States and Canada. Broadridge mails a VIF in lieu of a proxy provided by the Company. The VIF will name the same persons as the Company’s proxy to represent your Common Shares at the Meeting. Non-Registered Shareholders may call a toll-free number or go online to www.proxyvote.com to vote. Alternatively, the completed VIF must be returned by mail (using the return envelope provided). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of the Common Shares to be represented at the Meeting and the appointment of any Shareholder’s representative.

The Company may utilize Broadridge’s QuickVoteTM system to assist Shareholders with voting their Common Shares. Certain Non-Registered Shareholders who have not objected to the Company knowing who they are (non-objecting beneficial owners) may be contacted by Laurel Hill, which is soliciting proxies on behalf of management of the Company, to conveniently obtain a vote directly over the phone.

4	2023 Management Information Circular	B2GOLD

NON-REGISTERED SHAREHOLDER VOTING

Registered Shareholders		Non-Registered Shareholders
Common Shares held in own name and represented by a physical certificate or DRS.		Common Shares held with a broker, bank or other intermediary.
Attending the Meeting in Person		Attending the Meeting in Person
• Do not need to complete a proxy • Vote in person at the meeting

•  Enter their own names in the blank space on the VIF or form of proxy provided to them

•  Return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

Attending the Meeting Virtually		Attending the Meeting Virtually

1.  Log into https://web.lumiagm.com/485739236 on the Meeting Date

2.  Click on “I have a Login”.

3.  Enter your 15-digit Control Number as your username (located on the form of proxy or in the email notification you received).

4.  Enter the Password: “b2gold2022” (case sensitive).

1.  Enter your own names in the blank space on the VIF or form of proxy provided to them and return the same to your broker (or the broker’s agent)

2.  Register with Computershare:
https://www.computershare.com/B2Gold

3.  Log into https://web.lumiagm.com/485739236 on the Meeting Date

4.  Click on “I have a Login”.

5.  Enter your user ID number or username, which Computershare will have provided to you by email, and enter the Password: “b2gold2022”

Not Attending the Meeting		Not Attending the Meeting
Return your completed, signed and dated proxy in one of the following ways:		Submit your VIF or form of proxy following the instructions set out on the form well in advance of the Meeting in one of the following ways:
Internet	www.investorvote.com	www.proxyvote.com
Telephone	1-866-732-8683	Dial the applicable number listed on the voting instruction form.
Mail	Return the voting instruction form in the enclosed postage paid envelope.	Return the voting instruction form in the enclosed postage paid envelope.

Notwithstanding the foregoing, Non-Registered Shareholders located in the United States will generally have to first obtain a valid legal proxy from their intermediary and will need to submit such legal proxy to Computershare at 8th Floor North Tower, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or by email at: uslegalproxy@computershare.com. For further details, Non-Registered Shareholders located in the United States should contact their intermediary directly. Additionally, requests for registration from Non-Registered Shareholders located in the United States that wish to attend and vote at the Meeting online must be deposited with Computershare by visiting http://www.computershare.com/B2Gold on or before 2:00 p.m. (Vancouver time) on June 21, 2023. Once such legal proxy is deposited with Computershare in accordance with these instructions, such Shareholder should receive from Computershare a user ID number or username via email shortly after this deadline and may then proceed with following instructions 3, 4 and 5 above.

If a Non-Registered Shareholder does not comply with these requirements, such Non-Registered Shareholder may be able to attend the Meeting online as a guest but will not be able to vote or ask questions at the Meeting online.

B2GOLD	2023 Management Information Circular	5

VIRTUAL PARTICIPATION AT THE MEETING

QUESTIONS AT THE MEETING

The Company believes that the ability to participate in the Meeting in a meaningful way, including asking questions, remains important despite the decision to also offer virtual participation at this year’s Meeting. It is anticipated that Registered Shareholders and proxyholders (including Non-Registered Shareholders who have appointed themselves as proxyholder) attending virtually will have substantially the same opportunity to ask questions on matters of business before the Meeting as those Shareholders and proxyholders attending in person. Upon Shareholders logging into the virtual meeting platform, they will have the opportunity to start submitting questions prior to the Meeting and will continue to have the opportunity to submit questions during the Meeting. Questions may be sent to the Chair of the Meeting using the online Q&A tool on the meeting portal. Only Registered Shareholders and duly appointed proxyholders will be able to submit questions. Guests will not be able to submit questions.

To ask a question, please follow the steps outlined below:

1.	Tap on the icon and then type your question.

2.	Compose your question and then press the send to deliver your question to the Chair.

3.	Once you have pressed the send icon in Step 2, confirmation that your question has been received by the Chair will appear.

Questions will be read by the Chair of the Meeting or a designee of the Chair and responded to by a representative of the Company. To ensure fairness for all attendees, the Chair of the Meeting will decide on the amount of time allocated to each question and will have the right to limit or consolidate questions and to reject questions that do not relate to the business of the Meeting or which are determined to be inappropriate or otherwise out of order.

As part of the Meeting, the Company will hold a Q&A session during which the Chair and the Company’s senior management intend to answer questions submitted during the Meeting.

DIFFICULTIES ACCESSING THE VIRTUAL MEETING

Shareholders with questions regarding the virtual meeting portal or requiring assistance accessing the Meeting website may visit the website https://www.lumiglobal.com/faq prior to the meeting.

If you attend the Meeting online, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. Note that if you lose connectivity once the Meeting has commenced, there may be insufficient time to resolve your issue before ballot voting is completed. Even if you plan to attend the Meeting, you should consider voting your shares in advance so that your vote will be counted even in the event that you later decide not to attend the Meeting or in the event that you experience any technical difficulties and are unable to access the Meeting for any reason.

If you experience technical difficulties during the registration process or if you encounter difficulties while accessing and attending the Meeting, please contact Lumi, the provider of the virtual meeting interface, at: support-ca@lumiglobal.com.

ASSISTANCE WITH VOTING

Shareholders who need assistance with voting their shares should contact Laurel Hill Advisory Group, the proxy solicitation agent, by telephone at: 1-877-452-7184 (North American Toll Free) or 416-304-0211 (Outside North America); or by email at: assistance@laurelhill.com.

6	2023 Management Information Circular	B2GOLD

REVOCABILITY OF PROXIES AND

CHANGE OF PROXIES

In addition to revocation in any other manner permitted by law, a Registered Shareholder who has given a proxy may revoke it by an instrument in writing executed by the Shareholder or by the Shareholder’s attorney authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer or attorney of the corporation. To be valid, an instrument of revocation must be received by the registered office of the Company by fax at (604) 669-1620 or by mail at Lawson Lundell LLP, 1600 – 925 West Georgia Street, Vancouver, British Columbia V6C 3L2, at any time up to and including the last business day preceding the Meeting Date or any adjournment thereof, or provided to the Chair of the Meeting on the day fixed for the Meeting or any adjournment thereof by not later than the time fixed for commencement of such Meeting. Further, Registered Shareholders may change the way they have voted by proxy by sending a new proxy prior to the proxy cut-off time to revoke their previous vote. The latest proxy received by Computershare will be the only one that is valid.

A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation. Registered Shareholders may attend and vote in person or virtually at the Meeting, and if they do so, any voting instructions they previously gave for such Common Shares will be revoked.

Only Registered Shareholders have the right to revoke a proxy. Non-Registered Shareholders can change their vote by contacting their broker or intermediary in sufficient time prior to the Meeting, and prior to their broker’s or intermediary’s cut-off time, to arrange to change the vote and, if necessary, revoke the proxy.

Shareholders who have questions or need assistance with voting their shares should contact Laurel Hill Advisory Group, the proxy solicitation agent, by telephone at: 1-877-452-7184 (North American Toll Free) or 416-304- 0211 (Outside North America); or by email at: assistance@laurelhill.com.

All references to Shareholders in this Information Circular and the accompanying form of proxy and Notice of Meeting are to Shareholders as of the Record Date unless specifically stated otherwise.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Board of Directors has fixed the close of business on May 12, 2023 as the Record Date for the determination of Shareholders entitled to receive notice of and to vote at the Meeting or at any adjournment thereof. As at the Record Date, 1,294,469,104 Common Shares were issued and outstanding. Each Common Share outstanding on the Record Date carries the right to one vote. The Company will arrange for the preparation of a list of the Registered Shareholders on such Record Date. Each Registered Shareholder named in the list will be entitled to one vote at the Meeting for each Common Share shown opposite such Shareholder’s name; Registered Shareholders holding Common Shares for the benefit of Non-Registered Shareholders are required to vote such shares as directed by the Non-Registered Shareholders, as more particularly described above.

The quorum for the transaction of business at the Meeting is two persons present at the Meeting who hold, or represent by proxy, in aggregate at least 5% of the issued and outstanding Common Shares entitled to be voted at the Meeting.

To the knowledge of the directors and executive officers of the Company, as at the Record Date, no Shareholders beneficially own, control or direct, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to all outstanding shares of the Company

B2GOLD	2023 Management Information Circular	7

BUSINESS OF THE MEETING

1) ELECTION OF DIRECTORS

The Company’s Articles provide that the number of directors to be elected will be the number determined by ordinary resolution. The Board of Directors presently consists of ten directors (the “Current Directors”), seven of whom are being proposed for re-election at the Meeting and three of whom will retire after the Meeting. In addition, two new directors will be proposed for election at the Meeting. Robert Cross, Robert Gayton and Bongani Mtshisi are not standing for re-election and we would like to thank each of for their contribution to the Company through their years of service as directors. Accordingly, the Board of Directors is recommending that the number of directors of the Company be set at nine. Each of the nine persons is proposed by the Board of Directors to be nominated for election as a director of the Company to serve until the next annual general meeting of the Company or until such person otherwise ceases to hold office (the “Director Nominees”).

MAJORITY VOTING FOR DIRECTORS

The Company has a policy (the “Majority Voting Policy”) which requires, unless there is a contested election, any nominee for election as a director who receives a greater number of votes “withheld” than votes “for” such Director Nominee’s election to tender his or her resignation to the Chair of the Board of Directors immediately following the Meeting, effective on acceptance by the Board. The Corporate Governance and Nominating Committee will consider the resignation and make a recommendation to the Board. No director who has tendered his or her offer to resign will attend any meetings of the Corporate Governance and Nominating Committee or the Board where his or her resignation is discussed, or a related resolution is voted upon. Absent exceptional circumstances, the Board will accept the resignation. The Board of Directors will make its final decision and announce the decision in a news release within 90 days following the Meeting. The applicable director will not participate in any deliberations regarding such directors’ resignation offer.

ADVANCE NOTICE OF DIRECTOR NOMINATIONS

The Company has adopted a policy (the “Advance Notice Policy”), which was approved by the Board on April 22, 2014, and ratified, confirmed and approved by the Shareholders on June 13, 2014. The Advance Notice Policy was subsequently amended by the Board on March 13, 2018 to implement certain non-material, clarifying amendments of a housekeeping nature. On February 23, 2021 and April 28, 2021, as part of its continuous review of the Company’s corporate governance practices, the Board approved certain additional amendments to the Advance Notice Policy, which amendments were ratified by the Shareholders at the Company’s Annual General and Special Meeting on June 11, 2021.

Through the Advance Notice Policy, the directors of the Company are committed to: (i) facilitating an orderly and efficient annual general or, where the need arises, special meeting, process; (ii) ensuring that all Shareholders receive adequate notice of the director nominations and sufficient information with respect to all nominees; and (iii) allowing Shareholders to register an informed vote having been afforded reasonable time for appropriate deliberation. The purpose of the Advance Notice Policy is to provide Shareholders, directors and management of the Company with a clear framework for nominating directors. The Advance Notice Policy fixes a deadline by which holders of record of Common Shares must submit director nominations to the Company prior to any annual general and/or special meeting of Shareholders and sets forth the information that a Shareholder must include in the notice to the Company for the notice to be in proper written form in order for any director nominee to be eligible for election at any annual general and/or special meeting of Shareholders.

No director nominations have been made by the Shareholders in connection with the Meeting under the terms of the Advance Notice Policy as at the date of this Information Circular.

DIRECTOR NOMINEES

Information regarding each of the Director Nominees can be found beginning on page 11.

Each director elected will hold office until the next annual general meeting of the Company or until such director’s successor is elected or appointed, unless such director’s office is earlier vacated in accordance with the Articles of the Company or with the provisions of the Business Corporations Act (British Columbia) (the “BCBCA”). Management does not contemplate that any of the Director Nominees will be unable to serve as a director; however, if for any reason any of the Director Nominees do not stand for election or are unable to serve as such, the Common Shares represented by properly executed proxies given in favour of management’s nominee(s) may be voted by the person designated by management of the Company in the enclosed form of proxy, in such person’s discretion, in favour of another nominee.

The Board recommends that you vote FOR each Director Nominee. Unless otherwise instructed, the persons named in the accompanying proxy intend to vote FOR each Director Nominee.

8	2023 Management Information Circular	B2GOLD

BUSINESS OF THE MEETING

2) APPOINTMENT OF AUDITOR

Management of the Company will propose the appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants, as Auditor of the Company to hold office until the next annual meeting of the Company and will also propose that the directors of the Company be authorized to fix the remuneration to be paid to the Auditor.

PricewaterhouseCoopers LLP was first appointed Auditor of the Company on September 18, 2007.

The Board recommends that you vote FOR the appointment of PricewaterhouseCoopers LLP. Unless otherwise instructed, the persons named in the accompanying proxy intend to vote FOR the appointment of PricewaterhouseCoopers LLP.

3) AMENDMENT TO RESTRICTED SHARE UNIT PLAN

In 2011, the Company adopted a Restricted Share Unit Plan (the “RSU Plan”), which was approved by Shareholders on June 10, 2011, for the benefit of designated participants under the RSU Plan (the “Designated Participants”) in its continued effort to build upon and enhance long-term Shareholder value by providing a greater alignment of interests between Designated Participants and Shareholders. Since then, the Board has approved amendments to the RSU Plan on: (i) May 14, 2014, which was approved by Shareholders on June 13, 2014; (ii) May 7, 2015, which was approved by Shareholders on June 12, 2015; (iii) May, 2018, which was approved by Shareholders on June 8, 2018; and (iv) May 5, 2020, which was approved by Shareholders on June 12, 2020.

The Board recommends that the RSU Plan be further amended to increase the maximum number of Common Shares issuable under the RSU Plan from 25,000,000 to 30,000,000 Common Shares, representing approximately 2.3% of the Company’s issued and outstanding Common Shares as at the date of this Information Circular (the “Amended RSU Plan”). The Amended RSU Plan has been conditionally approved by the Board, subject to both Shareholder approval in respect of the increase in the maximum number of Common Shares issuable and the approval of the Toronto Stock Exchange (the “TSX”).

The remaining provisions of the RSU Plan are unchanged. For a description of the Amended RSU Plan, including the proposed amendment, please refer to Schedule “A” to this Information Circular. A redline copy of the Amended RSU Plan, showing the proposed changes to the RSU Plan, is attached to this Information Circular as Schedule “B”. If the Amended RSU Plan Resolution (as defined below) is approved at the Meeting, the Amended RSU Plan will take effect at the close of business on the Meeting Date. If the Amended RSU Plan Resolution is not approved at the Meeting, the Amended RSU Plan will not become effective and the RSU Plan will remain in effect, unamended.

RESOLUTION APPROVING THE AMENDED RSU PLAN

The resolution approving the Amended RSU Plan (the “Amended RSU Plan Resolution”) must be approved by a majority of the votes cast by the holders of Common Shares present or represented by proxy at the Meeting.

The text of the Amended RSU Plan Resolution, which will be presented at the Meeting and, if deemed appropriate, adopted with or without variation, is as follows:

“IT IS RESOLVED, as an ordinary resolution that:

1.    subject to receipt of all applicable regulatory approvals, including the Toronto Stock Exchange, the number of Common Shares issuable under the Company’s Restricted Share Unit Plan is increased from 25,000,000 to 30,000,000 Common Shares, and the Amended RSU Plan, as substantially described in and attached to the Management Information Circular of the Company dated May 15, 2023, is hereby ratified, confirmed and approved; and

2.    any one director or officer of the Company is authorized and directed on behalf of the Company to execute all documents and to do all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to the foregoing provisions of this resolution.”

The Board recommends that you vote FOR the Amended RSU Plan Resolution. Unless otherwise instructed, the persons named in the accompanying proxy intend to vote FOR the Amended RSU Plan Resolution.

4) ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Company endorses a “pay for performance” approach for executive compensation in order to reinforce the linkages between compensation and the Company’s strategic objectives and risk management processes. We believe that a “pay for performance” philosophy achieves the goal of attracting and retaining talented executives by rewarding behaviors that reinforce the Company’s values while also delivering on its corporate objectives, thereby aligning executives’ interests with those of our Shareholders. In considering its approach to executive compensation, the Board takes into account the results of the Shareholder vote for “Say on

B2GOLD	2023 Management Information Circular	9

BUSINESS OF THE MEETING

Pay”, together with feedback it receives from Shareholders. The Say on Pay advisory vote held at the 2022 annual general and special meeting of Shareholders (“2022 AGM”) was supported with the approval of 80.36% of Shareholders present at the 2022 AGM and voting virtually or by proxy. In light of the results of vote at the 2022 AGM, while slightly below the average, but still strongly supportive, the reconstituted Compensation Committee, in conjunction with its independent compensation consultant, will continue to review current market practices regarding executive compensation and will continue to seek Shareholder feedback to discuss compensation and governance matters and provide Shareholders the opportunity to express any concerns in its review of the executive compensation program during 2023. For a detailed discussion of the Company’s executive compensation program, please see “Executive Compensation” below.

The purpose of the “Say on Pay” advisory vote is to give Shareholders a formal opportunity to provide their views on the disclosed objectives of the executive compensation plans, and on the plans themselves, by voting on the following resolution:

“IT IS RESOLVED, on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors, that the Shareholders of the Company accept the approach to executive compensation disclosed in the Information Circular delivered in advance of the Meeting.”

As this is an advisory vote, the results will not be binding upon the Board. However, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions. In the event that the “Say on Pay” advisory resolution is not approved by a majority of the votes cast at the Meeting, the Board will consult with its Shareholders (particularly those who are known to have voted against it) to understand their concerns and will review the Board’s approach to compensation in the context of those concerns.

The Company will disclose the results of the Shareholder “Say on Pay” advisory vote as a part of its report on voting results for the Meeting.

The Board recommends that you vote FOR the approach to executive compensation. Unless otherwise instructed, the persons named in the accompanying proxy intend to vote FOR the approach to executive compensation.

INFORMATION REGARDING THE DIRECTOR NOMINEES

The Board has determined that nine (9) directors are to be elected to hold office until the next annual meeting of shareholders. The following pages provide relevant information on each of the Director Nominees.

GENDER DIVERSITY	TENURE	GEOGRAPHIC MIX

INDEPENDENCE	AGE	AVERAGE 2022 VOTES FOR DIRECTOR NOMINEES SERVING IN 2022

7 Independent (78%) 2 Non-Independent (22%)	Average Director age is 62	95.3%

Note:

1.	Liane Kelly will be independent as at June 1, 2023.

10	2023 Management Information Circular	B2GOLD

BUSINESS OF THE MEETING

Clive Johnson, Director, President and Chief Executive Officer

British Columbia, Canada Director Since: 2006 Tenure: 16 Years Other Public Directorships: • Vanadian Energy Corp. (formerly Uracan Resources Ltd.) • BeMetals Corp.

Clive Johnson has served as a director and the President of B2Gold since December 2006 and Chief Executive Officer since March 2007. Mr. Johnson oversees the long-term strategy and development as well as the day-to-day activities of B2Gold. Previously, Mr. Johnson was involved with Bema Gold and its predecessor companies since 1977. Mr. Johnson was appointed the President and Chief Executive Officer of Bema after it was created by the amalgamation of three Bema group companies in 1988. He was a driving force in Bema’s transition from a junior exploration company to an international intermediate gold producer. Mr. Johnson is currently a director of Vanadian Energy Corp. and BeMetals Corp. Mr. Johnson received the 2004 Viola MacMillan Developer’s Award from the Prospectors and Developers Association of Canada and in 2013 he received the Pacific Entrepreneur of the Year Award for Mining and Metals.

Meetings Attended:
	Board	10 of 10	100%

Ownership Requirement:	Achievement?	Common Shares	RSUs	PSUs
3x Annual Retainer	Yes	3,803,605	1,068,362	1,361,044

Jerry Korpan, Independent Director

London, England Director Since: 2007 Tenure: 15 Years Other Public Directorships: • None

Jerry Korpan has a Bachelor of Arts from the University of Alberta and a graduate degree from the University of Portland. He began his career at Merrill Lynch in 1978, joined Yorkton Securities in 1988 and was Managing Director of Yorkton Securities UK until 1999. Jerry was a director of Bema Gold from 2002 to 2007 and Chairman of Mitra Energy until 2016. He resides in London, England.

	Meetings Attended:
	Board	10 of 10	100%
	Committee Meetings Attended:
	Audit	5 of 5	100%
	Corporate Governance and Nominating	4 of 4	100%
	Health, Safety, Environmental, Social and Security	5 of 5	100%

Ownership Requirement:	Achievement?	Common Shares	DSUs
3x Annual Retainer	Yes	2,800,000	246,582

B2GOLD	2023 Management Information Circular	11

BUSINESS OF THE MEETING

Kevin Bullock, Independent Director

Ontario, Canada Director Since: 2013 Tenure: 9 Years Other Public Directorships: • Signal Gold Inc. (formerly Anaconda Mining Inc.)

Kevin Bullock is a registered Professional Mining Engineer in the province of Ontario. Mr. Bullock was Volta Resources Inc.’s President and Chief Executive Officer and was the founding President and CEO of Goldcrest (a Volta predecessor company) since its inception in 2002. He was instrumental in the growth of Volta from a shell company through to the ultimate sale of the company to B2Gold at the end of 2013. Mr. Bullock has over 25 years of experience, at senior levels, in mining exploration, mine development and mine operations. Throughout his career, Mr. Bullock has been involved in projects from inception through exploration to development and production. Mr. Bullock is currently the President, Chief Executive Officer and director of Signal Gold Inc. (formerly Anaconda Mining Inc.).

	Meetings Attended:
	Board	10 of 10	100%
	Committee Meetings Attended:
	Audit	5 of 5	100%

Ownership Requirement:	Achievement?	Common Shares	DSUs	RPUs
3x Annual Retainer	Yes	72,013	232,003	4,861

George Johnson, Independent Director

Washington, USA Director Since: 2016 Tenure: 7 Years Other Public Directorships: • Hecla Mining Company

George Johnson served as B2Gold’s Senior Vice President of Operations from August 2009 until April 2015 when he retired. Mr. Johnson was responsible for overseeing all of the operational activities of B2Gold. Mr. Johnson is a mining engineer with over 45 years of experience in underground and open pit mine construction and operations management. Mr. Johnson joined Bema Gold Corporation in 1999 after 16 years with Hecla Mining Company. Following the merger of Bema Gold Corporation and Kinross Gold Corporation, he managed the construction and completion of the Kupol mine in Northeastern Russia. Mr. Johnson has a Bachelor of Science degree in mining engineering from the University of Washington.

	Meetings Attended:
	Board	10 of 10	100%
	Committee Meetings Attended:
	Health, Safety, Environmental, Social and Security	5 of 5	100%

Ownership Requirement:	Achievement?	Common Shares	DSUs
3x Annual Retainer	Yes	500,000	374,260

12	2023 Management Information Circular	B2GOLD

BUSINESS OF THE MEETING

Robin Weisman, Independent Director

Virginia, USA Director Since: 2017 Tenure: 5 Years Other Public Directorships: • None

Robin Weisman joined B2Gold in 2017, as a continuation of her respected career deeply-rooted in resource development finance. She has served as director on other resource boards and continues to advise private equity firms in ESG good practice. Previously, she was a principal investment officer at the International Finance Corporation (“IFC”) in Washington, D.C. While at IFC, her distinguished career included advising companies and leading teams to invest debt and equity in high-growth projects up to USD$9 billion, all in developing countries. During her 22-year career at IFC, she developed a renowned sub-specialty in managing risks through effective corporate social responsibility, and also focused her attention on advancing the role of women across the resource development sector. Prior to joining IFC, she worked in increasingly senior roles including the position of vice president at Standard Chartered Bank, concentrating on structured trade financing. In her executive role at Citibank, she specialized in the currencies of emerging markets. Prior to these positions, Ms. Weisman provided financial forecasting and competitive analysis for CBS Television Network. Ms. Weisman holds a Bachelor of Science degree from the University of Illinois and a Masters of Business Administration from the University of Chicago, Illinois. She also studied at La Sorbonne in Paris, France, and is a fluent French speaker. Ms. Weisman is a recent graduate of the Institute of Corporate Directors in partnership with the Rotman School of Management.

	Meetings Attended:
	Board	10 of 10	100%
	Committee Meetings Attended:
	Corporate Governance and Nominating (Chair)	4 of 4	100%
	Health, Safety, Environmental, Social and Security	5 of 5	100%

Ownership Requirement:	Achievement?	Common Shares	DSUs
3x Annual Retainer	Yes	2,121	246,852

Liane Kelly, Non-Independent Director

Ontario, Canada Director Since: 2020 Tenure: 3 Years Other Public Directorships: • Amaroq Minerals Ltd. (formerly AEX Gold Inc.)

Liane Kelly is a CSR professional with extensive experience in environment, social and governance (ESG) oversight. Her expertise focuses on sustainability strategies, social risk management, and methodologies for effective community investment outcomes. Her professional career also includes working as an exploration geophysicist in the global mining sector. Liane currently sits on the board of directors of Amaroq Minerals Ltd. (formerly AEX Gold Inc.), and has worked with other boards in areas of governance, board performance and diversity, and employee ownership. She has a BSc in Engineering Physics (Queen’s University), a postgraduate Certificate in International Development (UBC) and is a registered professional engineer in Ontario. Liane obtained a Company Directors Diploma through the Australian Institute of Company Directors and is a member of the Institute of Corporate Directors (ICD) of Canada

	Meetings Attended:
	Board	10 of 10	100%
	Committee Meetings Attended:
	Health, Safety, Environmental, Social and Security	5 of 5	100%

Ownership Requirement:	Achievement?	Common Shares	DSUs	RPUs
3x Annual Retainer	Yes	0	177,890	9,726

B2GOLD	2023 Management Information Circular	13

BUSINESS OF THE MEETING

Lisa Pankratz, Independent Director

British Columbia, Canada Director Since: 2023 Tenure: 5 months Other Public Directorships: • None

Lisa Pankratz joined B2Gold as a director on January 1, 2023. Ms. Pankratz has over 30 years of experience in the investment industry and capital markets in both executive and advisory capacities, working with multinational and international companies. For over 20 years, she has served as a board member of corporations in the financial services, global media and mining industries. Currently, Ms. Pankratz serves as Chair of the HSBC Independent Review Committee for HSBC Global Asset Management (Canada) Limited. Until May 11, 2023, she served as a member of the board of Directors and Chair of the Audit Committee for Sherritt International Corporation. Previously, she was Chair of the board of directors of UBC Investment Management Trust Inc. and served on the boards of IA Clarington Investments, the Canadian Museum for Human Rights, Canwest Media, Inc., The Insurance Corporation of British Columbia, and was a member of the Accounting Policy and Advisory Committee advising the Ministry of Finance for the Province of British Columbia. From 2006 to 2010, she was the President of Mackenzie Cundill Investment Management Ltd., and from 2002 to 2006 was the President, Chief Compliance Officer and director of Cundill Investment Research Ltd. and the Chief Compliance Officer of The Cundill Group. Ms. Pankratz is a Fellow of the Institute of Chartered Professional Accountants of British Columbia and a Chartered Financial Analyst charter holder. She received an Honours Bachelor of Arts in Business Administration from the Richard Ivey School of Business at Western University.

	Meetings Attended:
	Board	1 of 1	100%
	Committee Meetings Attended:
	Audit	1 of 1	100%

Ownership Requirement:	Achievement?	Common Shares	DSUs	RPUs
3x Annual Retainer	N/A	0	34,767	0

Thabile Makgala, Independent Director Nominee

Johannesburg, South Africa Director Since: N/A Tenure: N/A Other Public Directorships: • None

Thabile Makgala is a mining executive with Impala Platinum Holdings Limited (Implats). Prior, she was the Head of Technical Services with Gold Fields Limited. From 2010 to 2015 she was with AngloGold Ashanti as a Business Process Improvement Manager and a Senior Manager, Strategy and Business Planning. Thabile spent the first nine years of her career at Gold Fields Limited (from 2001-2009) in an engineering capacity. Raised and educated in South Africa, Thabile has a deep understanding of the regional mining landscape. Most of Thabile’s direct experience has been in South Africa, but she has also worked in Mali, Guinea, Ghana and Tanzania, bringing 20+ years of mining operations experience in the gold, coal and platinum sectors, across both operations and technical services. She has a BSc Mining Engineering from University of Witwatersrand and an MBA, Business Strategy from Stellenbosch University.

Meetings Attended:
N/A
Committee Meetings Attended:
N/A

Ownership Requirement:	Achievement?	Common Shares	DSUs	RPUs
3x Annual Retainer	N/A	0	0	0

Note: Ms. Makgala is a new Director Nominee and has not received any compensation to date.

14	2023 Management Information Circular	B2GOLD

BUSINESS OF THE MEETING

Kelvin Dushnisky, Independent Director Nominee

Ontario, Canada Director Since: N/A Tenure: N/A Other Public Directorships: • Lithium Americas Corporation • Doman Building Materials Group • Rigel Resources Acquisition Corporation

Kelvin Dushnisky served as Chief Executive Officer and a member of the board of directors of AngloGold Ashanti Limited from 2018 to 2020. There he led the execution of the organization’s strategic priorities and oversaw a global portfolio of mining operations and projects in Africa, South America and Australia, along with exploration interests and investments in Canada and the USA. Prior to AngloGold Ashanti, Mr. Dushnisky had a sixteen-year career with Barrick Gold Corporation, ultimately as its President and a member of the Barrick board of directors. Prior to Barrick, Mr. Dushnisky held senior executive and board positions with a number of private and listed companies.

Mr. Dushnisky presently serves on the Boards of Directors of Lithium Americas Corporation, Doman Building Materials Group and Rigel Resources Acquisition Corporation. Mr. Dushnisky holds a B.Sc. (Hon.) degree from the University of Manitoba and M.Sc. and Juris Doctor degrees from the University of British Columbia. He is a member of the Law Society of British Columbia and the Canadian Bar Association.

Among numerous other industry and related associations, Mr. Dushnisky is past Chair of the World Gold Council and a former member of the International Council on Mining and Metals (ICMM) CEO Council.

Meetings Attended:
N/A
Committee Meetings Attended:
N/A

Ownership Requirement:	Achievement?	Common Shares	DSUs	RPUs
3x Annual Retainer	N/A	0	0	0

Note: Mr. Dushnisky is a new Director Nominee and has not received any compensation to date.

B2GOLD	2023 Management Information Circular	15

BUSINESS OF THE MEETING

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

Director

Cease Trade Orders:

Has any Director Nominee, as at the date of this Information Circular, or within 10 years before the date of this Information Circular, been a director, chief executive officer or chief financial officer of any company (including the Company), that:

(i)     was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, and in each case that was in effect for a period of more than 30 consecutive days (collectively, an “Order”), that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)     was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer?

None

Company Bankruptcy:

Has any Director Nominee, as at the date of this Information Circular, or within 10 years before the date of this Information Circular, been a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets?

None

Personal Bankruptcy:

Has any Director Nominee, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director?

None

Penalties or sanctions:

Has any Director Nominee been subject to penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable securityholder in deciding whether to vote for a proposed director?

None

The foregoing information, not being within the knowledge of the Company, has been furnished by the respective Director Nominees.

16	2023 Management Information Circular	B2GOLD

CORPORATE GOVERNANCE

The Board of Directors is committed to sound corporate governance practices that are both in the interest of stakeholders and contribute to effective and efficient decision making. National Policy 58-201, Corporate Governance Guidelines (“NP 58-201”) establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines and the Board considers that the Company’s corporate governance practices substantially comply with NP 58-201. The Board will continue to review with management the corporate governance practices of the Company to ensure that they are sound practices for effective and efficient decision making.

In accordance with NI 58-101, the Company is required to disclose, on an annual basis, its approach to corporate governance. The following is a description of the Company’s approach to corporate governance.

BOARD OF DIRECTORS

The Board considers its composition and size on an ongoing basis. Directors are recruited from time to time with a view to achieving and maintaining a majority of independent directors while at the same time maintaining complementary skill, knowledge and experience in the mining industry. The Board of Directors is currently comprised of ten Current Directors, three of whom are not standing for re-election. In addition, two new directors will be proposed for election at the Meeting. Accordingly, there are nine Director Nominees. The Board of Directors considers seven of the nine Director Nominees as currently independent in accordance with the definition of “independence” set out in NI 52-110, as it applies to the Board of Directors, and in accordance with the applicable rules of the NYSE American.

The eight Current Directors considered to be independent are Jerry Korpan, Kevin Bullock, Robin Weisman, George Johnson, Lisa Pankratz, as well as Robert Cross, Robert Gayton and Bongani Mtshisi who are not standing for re-election. In addition, Thabile Makgala and Kelvin Dushnisky, Director Nominees who are not Current Directors, will also be considered independent. Clive Johnson is not considered to be independent as he has a material relationship with the Company, namely his role as the President and Chief Executive Officer (“CEO”) of the Company. Liane Kelly is not considered to be independent as she had a material relationship with the Company, due to her role as the Company’s corporate social responsibility advisor from 2011 to June 2020. Liane Kelly will be independent as at June 1, 2023. Accordingly, the Board considers that a majority of the Director Nominees are considered independent, and upon the election of the Director Nominees, the majority of the directors will be independent.

To facilitate the exercise of independent judgement by the Board in carrying out its responsibilities, each of the members of the Audit Committee and the Compensation Committee is considered to be independent for the purposes of NI 52-110, the rules of the NYSE American and, where applicable, Rule 10A-3 of the U.S. Exchange Act of 1934, as amended (the “Exchange Act”).

The independent directors meet as a group, without the presence of management or non-independent directors (“in-camera” sessions), at each quarterly Board meeting and such other times as they consider appropriate, and communication among the independent directors occurs on an ongoing basis as the need arises from regularly scheduled meetings of the Board. The Board believes that adequate procedures are in place to facilitate the functioning of the Board with a level of independence from the Company’s management. In 2022, the Board held five in-camera sessions.

If elected, Kelvin Dushnisky, will be considered to be an independent director and if elected, appointed as Chair of the Board and preside as such at each Board meeting following his election. The Chair’s role involves reviewing items of importance for consideration and deliberation by the Board of Directors, providing leadership to the Board of Directors in discharging their mandate and managing the Board of Directors consistent with the corporate governance approach adopted by the Board from time to time.

BOARD CHARTER AND POSITION DESCRIPTIONS

A copy of the Charter of the Board of Directors is attached as Schedule “C”.

The Board has developed written position descriptions for the Chair of the Board and the chair of each committee of the Board. The responsibilities of the Chair of the Board include providing leadership to the Board in its duties to the Company and facilitating effective review, analysis and discussion at Board meetings.

A written position description has also been developed for the President and CEO. The responsibilities of the President and CEO include managing the efficient and effective operation of the Company, assisting the Board in establishing and implementing the strategic direction of the Company and ensuring all material matters affecting the Company are brought to the attention of the Board.

DIRECTOR SKILLS AND EXPERIENCE

The Board of Directors and the Corporate Governance and Nominating Committee review the experience, qualifications and skills of our directors each year to ensure that the composition of the Board of Directors and committees and the competencies and skills of the members are in line with the evolving needs of the Company.

The Board maintains a skills matrix to identify and evaluate the competencies and skills of the members based on the individual experience and background of each director. The skills matrix is reviewed and updated each year based on self-assessment by each director whereby each director is asked to rate their experience and background in a variety of key subject areas. This data is compiled into a matrix representing the broad skills of the current directors. This matrix is maintained to identify areas for strengthening the Board of Directors, if any, and address them through the recruitment of new members.

B2GOLD	2023 Management Information Circular	17

CORPORATE GOVERNANCE

The following skills matrix outlines the experience and background of, but not necessarily the technical expertise of, the Director Nominees based on information provided by such individuals.

Board Skill Matrix, Profile and Committee Membership

Board Skill Matrix, Profile and Committee Membership

Strategy & Leadership	:=v	:=v	:=v	:=v	:=v	:=v	:=v	:=v	:=v
Governance & Risk Management	:=v	:=v	:=v	:=v	:=v	:=v	:=v	:=v	:=v
Executive Management / Senior Officer Experience	:=v	:=v	:=v	:=v	:=v	:=v	:=v	:=v	:=v
Financial Acumen		:=v	:=v	:=v	:=v		:=v	:=v	:=v
M&A Execution	:=v	:=v	:=v	:=v	:=v	:=v	:=v		:=v
Mining Operations Experience			:=v	:=v				:=v
Multi-jurisdictional Business Experience	:=v	:=v	:=v	:=v	:=v	:=v	:=v	:=v	:=v
Human Resources & Executive Compensation		:=v		:=v		:=v	:=v		:=v
Health and Safety		:=v	:=v	:=v	:=v		:=v	:=v	:=v
Environment and Sustainability		:=v	:=v	:=v	:=v	:=v	:=v	:=v	:=v
Government and Regulatory Affairs	:=v		:=v		:=v			:=v	:=v
Communications, Investor, Public Relations	:=v	:=v	:=v		:=v		:=v		:=v
Climate Change					:=v		:=v		:=v
Cybersecurity					:=v		:=v

Independence	CEO	Y	Y	Y	Y	N	Y	Y	Y
Board Tenure	16	15	9	7	5	3	<1	N/A	N/A
Age	65	77	58	74	66	58	62	41	57
Gender	M	M	M	M	F	F	F	F	M

Audit Committee		X	X				C
Compensation Committee		C					X		X
Corp. Gov. and Nominating Committee					C		X		X
HSE, Social and Security Committee			X	X	X	C		X	X

18	2023 Management Information Circular	B2GOLD

CORPORATE GOVERNANCE

Notes:

(1)	Liane Kelly will be independent as at June 1, 2023.
(2)	If elected, it is expected that Thabile Makgala and Kelvin Dushnisky will serve on the committees identified above.

ORIENTATION AND CONTINUING EDUCATION

At present, each new director is given an outline of the nature of the Company’s business, its corporate strategy, current issues with the Company, short, medium and long-term corporate objectives, business risks and mitigation strategies, corporate governance guidelines and existing Company policies. In addition, new directors are required to meet with management of the Company to discuss and better understand the Company’s business and will be advised by counsel to the Company of their legal obligations as directors of the Company.

The skill and knowledge of the Board of Directors as a whole is such that the Corporate Governance and Nominating Committee is of the view that a formal continuing education process is not currently required. The Board of Directors is comprised of individuals with varying backgrounds, who have, both collectively and individually, extensive experience in running and managing public companies in the natural resource sector. Board members are encouraged to communicate with management, auditors and technical consultants to keep themselves current with industry trends and developments and changes in legislation, with management’s assistance. Board members have full access to the Company’s records. Reference is made to the table under the heading “Election of Directors” for a description of the current principal occupations of the Director Nominees.

The orientation and continuing education process will be reviewed on an annual basis and will be revised accordingly. There are technical presentations at Board meetings, focusing on either a particular property or a summary of various properties. The question and answer portions of these presentations are a valuable learning resource for the non- technical directors. During 2022, the Board received two separate capital market overview presentations from external service providers.

NOMINATION OF DIRECTORS

The Corporate Governance and Nominating Committee is responsible for identifying and recommending to the Board of Directors potential candidates to fill Board vacancies as and when they arise and in alignment with the Company’s succession planning activities and diversity objectives (see “Diversity” and “Board Renewal” below). The Corporate Governance and Nominating Committee is currently comprised of Robin Weisman (Chair), Robert Cross, Robert Gayton and Jerry Korpan, each of whom is an independent director within the meaning of all applicable Canadian and securities laws and regulations, including the rules of the TSX and NYSE American. If all Director Nominees are elected, the proposed composition for the Corporate Governance and Nominating Committee will be Robin Weisman (Chair), Lisa Pankratz and Kelvin Dushnisky each of whom is or will be at the time of election, an independent director within the meaning of all applicable Canadian and securities laws and regulations, including the rules of the TSX and NYSE American.

The Corporate Governance and Nominating Committee also reviews the structure, size, effectiveness, and composition required of the Board compared to its current form and makes recommendations to the Board with regard to any changes. The Corporate Governance and Nominating Committee is refining the process of its annual assessment of directors and makes recommendations to the Board concerning the re-election of any director at the conclusion of his or her specified term of office as well as the continuation in office of any director, having due regard to his or her performance and ability to continue to contribute to the Board. Further, the Corporate Governance and Nominating Committee, in accordance with the Company’s Majority Voting Policy, considers and makes recommendations as to the acceptance of resignations tendered by directors under such policy. The Corporate Governance and Nominating Committee also recommends individual directors to the Board to serve as members or chairs of the Audit Committee, the Compensation Committee, the HSESS Committee (as defined below), and any other committees established by the Board from time to time. The Corporate Governance and Nominating Committee ensures that new directors are formally advised as to what is expected of them and makes recommendations respecting orientation of new Board members and ongoing education of all Board members.

In addition to its nomination function, the Corporate Governance and Nominating Committee is responsible for establishing and reviewing the Company’s corporate governance practices as well as reviewing and assessing the Company’s ongoing compliance with the various securities and regulatory authorities that govern it, as well as ensuring that the Company continues to conduct itself in a manner appropriate for that of a public company in accordance with its corporate governance practices. The Corporate Governance and Nominating Committee is also responsible for the development of the Code of Business Conduct and Ethics (the “Code”), for monitoring compliance with the Code, and for reviewing and resolving any issues regarding conflicts of interest or reported violations of the Code in accordance with the Code.

DIVERSITY

In 2020, we implemented a three-year Equitable, Diversity and Inclusivity (“EDI”) Strategy. As part of this work, in late 2021, the EDI Workplace Policy was implemented, as well as a new Diversity Policy for Board and Management- level positions (the “Diversity Policy”).

B2GOLD	2023 Management Information Circular	19

CORPORATE GOVERNANCE

In the EDI Workplace Policy, we recognize the value of diversity and strive to eliminate employment barriers that interfere with the establishment of equal opportunities. We promote diversity through: global and regional leadership that is active, committed and accountable; strategies and plans to identify and remove barriers; policies that are fair, call for equal access and treatment, and inform principled decision-making and behaviour, including with respect to pay equity; training and development that support growth in the Company, providing career advancement opportunities and building talent pipelines; engagement that stimulates dialogue, awareness, education and collaboration; change by way of actionable measures that is informed by and assessed through metrics; and grievance mechanisms with remedial action in cases of proven discrimination and harassment. 2022 was also the last of the three-year Corporate-designed EDI Strategy. We remain focused on increasing the number of women in B2Gold’s workforce through recruitment, talent development, promotion and retention, and continue development of practices that support EDI, the development of the Company’s global talent pipeline, training initiatives, and continued implementation of employment practices that attract and retain people from diverse backgrounds. Given the diverse nature of the locations in which we operate, each operation will develop EDI action plans in order to address EDI challenges and opportunities relevant to their location.

The Diversity Policy defines B2Gold’s approach to diversity with respect to Board and Management positions, including the identification, nomination and appointment of Board members, as well as the Company’s succession plan. The Diversity Policy sets targets of 30% for female representation on our Board and in Management-level positions. “Management” includes B2Gold Corp. executive officers and is further defined as other appointed officers, heads of department and other managers throughout the Company’s operations who support the corporate executive team in carrying out B2Gold’s strategy and plans, assist in managing governance and risk, oversee people and/or resources and ensure the Company’s standards are implemented, maintained and reported on. This includes engineering and mining departments, but also legal, governance, sustainability, external relations, human resources, health and safety, environment, finance and accounting, information technology and other essential business functions.

As at December 31, 2022, B2Gold had two female Vice Presidents (2021: 1) representing 11.76% (2021: 6.67%) of the Company’s executive team. Across the Company, female managers make up 19.52% (2021: 19.62%) of the total management group.

This year’s Director Nominees include four women, representing 44% of the Director Nominees. The Board will review the Diversity Policy annually to assess its effectiveness and to propose amendments to support further progress.

BOARD RENEWAL

The Board is composed of several long-tenured directors who have contributed to the success of the Company since its inception. Understanding that many large investors no longer consider some of our long-tenured directors to be independent, due to their long tenure, the Corporate Governance and Nominating Committee has committed to a process of renewal and succession planning for Board members that will seek to bring fresh perspectives to the Board and facilitate the Company’s continued success, while also maintaining a necessary degree of continuity for mentorship, as required, and to transition Board committee roles and responsibilities.

During 2022 and 2023, the Corporate Governance and Nominating Committee has worked with Heidrick & Struggles, a global executive search and leadership consulting organization that specializes in board renewal, in finalizing succession priorities and identifying candidates for an orderly renewal of the Board that balances the Company’s objectives, including with respect to diversity, with an optimal mix of skills, experience, independence, knowledge and cohesiveness. The first phase of the Board’s succession plan started in January, 2023 with the addition of Lisa Pankratz to the Board, as three of our long-standing directors will not be standing for re-election at the Meeting. The Corporate Governance and Nominating Committee will continue to execute the Board refreshment over the next few years. If all Director Nominees are elected, the Board will be comprised of nine directors, with five of these directors having a tenure of five years or less.

The Company is committed to work towards the right tenure mix on the Board, but also feels that diversity of tenure is valuable, balancing fresh voices and perspectives with the institutional knowledge, experiences, mentorship, and maintaining a level of continuity from those who have helped build B2Gold into one of the premier low cost senior gold producers.

ASSESSMENTS

As part of its mandate, the Corporate Governance and Nominating Committee annually reviews the size and effectiveness of the Board of Directors, the committees of the Board, and the individual directors, and reports on such assessments to the Chair of the Board and the Board of Directors as a whole. The Corporate Governance and Nominating Committee circulates a written survey questionnaire to directors assessing the effectiveness of the Board and its committees in respect of: Board organization and structure; Board culture; Board information and resources; strategy and plans; policies and procedures; Shareholder and corporate communications; and ways to enhance Board performance. The Board evaluation process is designed to provide directors with an opportunity each year to examine how the Board is operating and to make suggestions for improvement. The Corporate Governance and Nominating Committee reviews the results and makes any necessary recommendation to the Board for adoption.

20	2023 Management Information Circular	B2GOLD

CORPORATE GOVERNANCE

ETHICAL BUSINESS CONDUCT

The Board has adopted a written Code for the directors, officers, employees, consultants and contractors of the Company and its subsidiaries, affiliates, joint ventures and any other entity controlled by the Company. A copy of the Code may be obtained from the Company’s website at https://www.b2gold.com. All Company personnel are encouraged to report violations of the Code in accordance with the procedures set forth in the Code, including the Whistleblower Policy.

In addition to responding to any complaints or violations reported directly to Board members, the Board makes periodic inquiries of Company management as to issues related to compliance with Code requirements. In addition, in the course of regular business and operations updates provided by Company management to the Board, there are opportunities to discuss any compliance issues. The Company has developed a program pursuant to which employees of the Company will sign a document certifying to comply with the Code. Directors of the Company sign this document on an annual basis and also certify compliance for the previous year.

The Board, through the Company’s Corporate Governance and Nominating Committee and Audit Committee, is responsible for overseeing and monitoring compliance with the Code. Each director, officer, employee, consultant and contractor of the Company and all of its subsidiaries, affiliates, joint ventures and any other entity controlled by the Company is expected to read and become familiar with the Code and may be required, from time to time, to affirm in writing his or her compliance with the Code. The questionnaire is available in English, French, and Spanish to ensure that each individual fully comprehends the compliance requirement and is confident that the reporting of any violations of the Code or related policies to a member of the Corporate Governance and Nominating Committee or senior management will be treated as confidential.

CONFLICT OF INTEREST POLICY

As required under the BCBCA and the Company’s Articles:

•

A director or executive officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or executive officer of the Company, must promptly disclose the nature and extent of that conflict.

•

A director who holds a disclosable interest (as that term is used in the BCBCA) in a contract or transaction into which the Company has entered or proposes to enter may not vote on any directors’ resolution to approve the contract or transaction.

Directors or executive officers who have disclosed a material interest in any transaction or agreement that the Board is considering must abstain from voting on such matters. Generally, as a matter of practice, directors or executive officers who have disclosed a material interest in any transaction or agreement that the Board is considering do not take part in any Board discussion with respect to that contract or transaction.

DISCLOSURE, CONFIDENTIALITY AND INSIDER TRADING POLICY

The Company has adopted a Disclosure, Confidentiality and Insider Trading Policy that supports the Company’s commitment to timely disclosure of material information, and also assists directors, officers, employees and contractors in meeting their obligations under applicable securities laws, rules and regulations and the rules and regulations of the stock exchanges on which the Company’s securities are listed.

Among other matters, the policy sets out the Company’s disclosure principles, details procedures for dissemination of material information, including news releases and public filings, and specifies parameters for contact with the investment community, the media and analysts. In addition, the policy prohibits trading on material, non-public information and describes certain blackout periods and insider reporting obligations under applicable laws.

WHISTLEBLOWER POLICY

The Company has adopted a Whistleblower Policy that governs the process through which its officers, employees and others, either directly or anonymously, can notify either Whistleblower Security Inc., a third party service provider, the Chair of the Audit Committee or the Chair of the Board of Directors, of concerns relating to the Company’s accounting, internal controls or auditing matters, violations of the Company’s Anti-Corruption Policy, or compliance with applicable laws.

ANTI-CORRUPTION POLICY

The Company has adopted an Anti-Corruption Policy that prescribes standards of professional and ethical conduct for the Company’s representatives, including its directors, officers, employees, consultants and those indirectly representing the Company or any of its subsidiaries and affiliates. The policy prohibits any of the Company’s representatives from achieving results through violations of laws or regulations, or through unscrupulous dealings.

B2GOLD	2023 Management Information Circular	21

CORPORATE GOVERNANCE

The Code outlines the standards of ethical behaviour that we expect from our people and those working on behalf of the Company around the world. The Code applies to all directors, officers, employees, consultants and contractors of B2Gold and its subsidiaries and commits them to conducting business in accordance with all applicable laws, rules and regulations, and to the highest ethical standards. The Company does not tolerate bribery or corruption and is committed to acting professionally, honourably, and with integrity in all business dealings and relationships. While our Board is responsible for oversight and monitoring compliance with the Code, each individual is responsible for complying with the Code as it applies to all of Company personnel. In addition, the Company’s Supplier Code of Conduct outlines our expectations of ethical behaviour from our third-party suppliers.

The Audit Committee and Corporate Governance and Nominating Committee are responsible for monitoring compliance with the Code and Anti-Corruption Policy. The Company maintains a toll-free whistleblower hotline for anonymous reporting of any suspected violations of the Code, including concerns regarding accounting, internal accounting controls or other auditing matters. Other Code violations (such as ethical conflicts, environmental issues, harassment, or discrimination) are to be reported to the Corporate Governance and Nominating Committee and executive management. In 2020, training was implemented globally for relevant employees on the Anti-Corruption Policy and an additional update and training session was completed in 2022 for relevant employees.

COMMITTEES OF THE BOARD

COMPENSATION

The Board of Directors has appointed a Compensation Committee with responsibility for determining the compensation of officers within the terms of the framework or broad policy determined and agreed with the Board for that purpose. The Compensation Committee reports to the Board and determines or makes recommendations to the Board on individual officer compensation.

The Compensation Committee is currently comprised of Robert Cross (Chair), Robert Gayton and Bongani Mtshisi, each of whom is an independent director within the meaning of all applicable Canadian and U.S. securities laws and regulations, including the rules of the TSX and NYSE American. If all of the Director Nominees are elected, the proposed composition of the Compensation Committee shall be Jerry Korpan (Chair), Lisa Pankratz, and Kelvin Dushnisky, each of whom is or will be at the time of election an independent director within the meaning of all applicable Canadian and U.S. securities laws and regulations, including the rules of the TSX and NYSE American.

All of the proposed Compensation Committee members have significant experience with public companies and ongoing resource sector involvement. The skills and experience of each committee member that enable the Compensation Committee to make decisions on the suitability of the Company’s compensation policies and practices are as follows:

RISK MANAGEMENT AND ASSESSMENT

The Company’s compensation program is designed to provide Named Executive Officers incentives for the achievement of near-term and long-term objectives, without motivating them to take unnecessary risk. The Board, with the assistance of the applicable Board committees, provides regular oversight of the Company’s risk management practices.

The Board delegates to the Compensation Committee the responsibility to provide risk oversight of the Company’s compensation policies and practices, and to identify and mitigate compensation policies and practices that could encourage inappropriate or excessive risk taking by the Named Executive Officers and other members of management. In fulfilling its risk oversight function with respect to the Company’s compensation policies and practices, the Compensation Committee coordinates its risk oversight work with the Audit Committee, which has the delegated responsibility to assist the Board with general risk oversight.

Each of Mr. Korpan, Ms. Pankratz and Mr. Dushnisky have held senior executive roles throughout their respective careers and have been involved in various aspects of human resources matters including, compensation, succession planning, onboarding, employee engagement and performance management in their careers. In addition, Ms. Pankratz has been a member of human resources and compensation committees for both public companies and private organizations. The members of the Compensation Committee who served throughout 2022 and up to the Meeting, were all considered to be independent and have sufficient knowledge and experience in various aspects of human resources matters.

On an ongoing basis, the Board, in consultation with the Compensation Committee, considers the adequacy and form of director compensation taking into account the responsibilities and risks involved in being a director. In determining the appropriate level of compensation, the Board considers the types and amounts of compensation paid to directors of comparable public companies.

The Company has adopted a written charter for the Compensation Committee that sets out the committee’s responsibilities, structure and operations. Pursuant to its charter, the Compensation Committee, among other things:

•	recommends to the Board human resources and compensation policies and guidelines for application to the Company;

22	2023 Management Information Circular	B2GOLD

CORPORATE GOVERNANCE

•	reviews and recommends any changes deemed necessary to the Company’s domestic and international compensation and human resources policies and procedures;

•

oversees the internal controls in the executive compensation process, including supervising controls over the gathering of information used to determine compensation, establish equity award plans and grant equity awards;

•

ensures that the Company has in place programs to attract and develop management of the highest calibre and a process to provide for the orderly succession of management and, in particular, that (i) properly reflects the duties and responsibilities of members of management, (ii) is effective and competitive in attracting, retaining and motivating people of the highest quality, and (iii) is based on established corporate and individual performance objectives;

•

reviews and approves the corporate goals and objectives relevant to the compensation of the CEO on an annual basis, and evaluates the CEO’s performance in light of the position description for the CEO and these goals and objectives and determines, as a committee, the compensation level of the CEO based on this evaluation;

•	reviews, on an annual basis, and determines, as a committee, the salary, bonus and other benefits, direct and indirect, of the President and CEO;

•

reviews, on an annual basis, the performance of and proposed compensation for all other executive officers of the Company after considering the recommendations of the President and CEO, all within the human resources and compensation policies and guidelines approved by the Board, and makes recommendations in respect thereof for approval by the Board, provided that such Board approval will include the approval of a majority of directors that are “independent” of the Company;

•

identifies any risks arising from the Company’s compensation policies and practices that could be reasonably likely to have a material adverse effect on the Company and ensures that any compensation policies and practices that could encourage individuals within the Company to take inappropriate or excessive risks are identified and mitigated;

•

oversees the implementation and administration of human resources and compensation policies approved by the Board concerning (i) executive compensation, contracts, stock plans or other incentive plans, and (ii) proposed personnel changes involving officers reporting to the President and CEO;

•	reviews proposed amendments to the Stock Option Plan, the RSU Plan, the PSU Plan, the DSU Plan and the DRPU Plan and reports to the Board;

•

reviews and makes recommendations to the Board concerning the recommendations of the President and CEO for share based compensation to directors, executive officers, employees and consultants of the Company and its affiliates under the Company’s share based compensation plans;

•	annually receives from the President and CEO recommendations concerning annual compensation policies and budgets for all employees; and

•

periodically reviews the adequacy and form of the compensation of directors and ensures that the compensation appropriately reflects the responsibilities and risks involved in being an effective director, and to report and make recommendations to the Board accordingly.

The Compensation Committee meets at least twice a year and at such other times as required. The Compensation Committee is authorized to seek any information it requires from any employee of the Company and to obtain, at the Company’s expense, outside professional advice in order to properly and fully perform its duties and responsibilities.

AUDIT COMMITTEE

The Audit Committee of the Company is currently comprised of Robert Gayton (Chair), Kevin Bullock and Jerry Korpan. If all of the Director Nominees are elected, the proposed composition for the Audit Committee will be Lisa Pankrartz (Chair), Kevin Bullock and Jerry Korpan. All current and proposed members of the Audit Committee are: (i) independent within the meaning of NI 52-110, which provides that a member shall not have a direct or indirect material relationship with the Company which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member’s independent judgment; (ii) independent within the meaning of Rule 10A-3 under the Exchange Act and the applicable rules of the NYSE American; and (iii) considered to be financially literate under NI 52-110 and the applicable rules of the NYSE American.

The Board has determined that Ms. Pankratz qualifies as an “audit committee financial expert” within the meaning of the applicable U.S. securities laws. Messrs. Bullock and Korpan have both held senior executive roles throughout their careers and have been reviewing financial reports for decades. They each have appropriate financial knowledge and experience as well as a comprehensive understanding of financial reporting.

B2GOLD	2023 Management Information Circular	23

CORPORATE GOVERNANCE

It is the Board of Directors’ responsibility to ensure that an effective internal control framework exists within the Company. The Audit Committee has been formed to assist the Board of Directors to meet its oversight responsibilities in relation to the Company’s financial reporting and external audit function, internal control structure and risk management procedures. In doing so, it is the responsibility of the Audit Committee to maintain free and open communication between the Audit Committee, the external auditors and the management of the Company.

The Audit Committee reviews the effectiveness of the Company’s financial reporting, reviews the external auditor’s evaluation of internal control policies, and reviews the effectiveness of the Company’s procedures for the identification, assessment, reporting and management of risks. The Audit Committee oversees and appraises the quality of the external audit and the internal control procedures, including financial reporting and practices, business ethics, policies and practices, accounting policies, and management and internal controls.

For further information regarding the Company’s Audit Committee, please refer to the section entitled “Audit Committee” in the Company’s Annual Information Form dated March 16, 2023, which is available under the Company’s profile on SEDAR at https://www.sedar.com and EDGAR at https://www.sec.gov/ or may be obtained upon request from the Secretary of the Company, Suite 3400, Park Place, 666 Burrard Street, Vancouver, British Columbia V6C 2X8.

HEALTH, SAFETY, ENVIRONMENT, SOCIAL AND SECURITY COMMITTEE

The Board of Directors has appointed the Health, Safety, Environment, Social and Security (“HSESS”) Committee (the “HSESS Committee”) with responsibility for ensuring that the Company implements the standards necessary for: (i) effective occupational health and safety measures for all workers, contractors and visitors; (ii) on-going compliance with all relevant host country and corporate environmental policies and requirements; (iii) effective implementation of corporate social responsibility programs that are transparent and directed towards sustainable initiatives developed by the Company; (iv) oversight of climate strategy; and (v) management of the Company’s physical and cyber security programs. The Board delegates to the HSESS Committee the responsibility for the Company’s risk management processes related to health, safety, environmental, social, and physical and cyber security matters. In fulfilling this function, the HSESS Committee coordinates its risk oversight work with the Audit Committee, which has the delegated responsibility to assist the Board with general risk oversight.

The HSESS Committee is currently comprised of George Johnson (Chair), Jerry Korpan, Bongani Mtshisi, Robin Weisman and Liane Kelly. If all of the Directors Nominees are elected, the proposed composition for the HSESS Committee will be Liane Kelly (Chair), Robin Weisman, George Johnson and Thabile Makgala.

Liane Kelly is a CSR professional with extensive experience in environment, social and governance (“ESG”) oversight. Her expertise focuses on sustainability strategies, social risk management, and methodologies for effective community investment outcomes. George Johnson is a mining engineer with over 45 years of experience in underground and open pit mine construction and operations management. Thabile Makgala is a Professional Mining Engineer and has over 20 years of experience at senior levels, in mining exploration, mine development and mine operations. During her 20 plus year career at the IFC, Robin Weisman developed a renowned sub-specialty in managing risks through effective corporate social responsibility, and most recently focused her energies on advancing the role of women across the resource development sector.

It is a requirement that the Board of Directors reviews HSESS Committee procedures and key performance indices to ensure HSESS targets are in line with the corporate policies of the Company. Corporate HSESS policies are reviewed no less than annually and approved by the HSESS Committee for implementation by all Company personnel. Additionally, the Board requires an internal audit of all facilities at all phases of the mining life cycle be conducted every two years, with the results of such audits to be reviewed by the HSESS Committee.

The Board maintains oversight of climate-related and other sustainability issues through the HSESS Committee. The HSESS Committee Charter expressly acknowledges its responsibility for climate-related risks and opportunities. The HSESS Committee meets quarterly with the Company’s Chief Operating Officer to evaluate performance and risk management and to evaluate and update policies and procedures. In addition, at the corporate management level, the Company has established a Climate Risk Management Committee to identify climate-related risks, opportunities and priorities, and to ensure that opportunities to reduce greenhouse gas (“GHG”) emissions are identified and achieved. The Climate Risk Management Committee meets with the HSESS Committee quarterly.

In February 2022, the Company published its inaugural Climate Strategy Report and Water Risk Statement, both of which are available to view or download on the Company’s website at https://www.b2gold.com. The Climate Strategy Report sets out the Company’s strategy for contributing to climate change action, based on the following objectives: identifying and understanding the Company’s climate risks (physical and transitional); establishing and reporting progress against science informed emissions reductions targets, including maintaining an updated GHG emission inventory (Scope 1, 2 and 3 emissions); evaluating and implementing changes to the Company’s energy and fuel sources to increase the proportion of renewable energy used; and continuously improving disclosure to align with the Task Force on Climate-Related Financial Disclosure (the “TCFD”) recommendations. The Climate Strategy Report contains four broad categories of climate-related disclosure in line with the TCFD recommendations: climate risk management strategy, governance, risk management and data and metrics. The Climate Risk Management Committee is responsible for updating and executing the Company’s climate strategy.

24	2023 Management Information Circular	B2GOLD

CORPORATE GOVERNANCE

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

For information regarding the Company’s Corporate Governance and Nominating Committee, please see “Director Nominations” above.

DIRECTOR COMPENSATION AND SHARE OWNERSHIP

Our independent director compensation is designed to attract and retain high caliber Board members with a broad range of relevant skills and knowledge and the ability to carry out the Board’s mandate successfully. Directors are required to devote significant time and energy to the performance of their duties, including preparing for and attending Board and Committee meetings and ensuring that they stay informed about our business and the global mining industry and our approach to Board compensation is to be competitive with our peers, reflect best practice and take into account corporate governance trends.

The Compensation Committee, in conjunction with its independent compensation consultant, periodically reviews the adequacy and form of compensation of the directors to ensure the compensation appropriately reflects the responsibilities and risks involved in being an effective director. In 2022, Lane Caputo Compensation Inc. (“Lane Caputo”) provided a review of current market practices regarding director compensation, including a benchmarking exercise against the same peer group used to benchmark executive compensation, to assist the Compensation Committee in recommending a compensation structure for directors.

We pay director compensation each year consisting of cash fees and a share-based award of either Deferred Share Units (“DSUs”) or Restricted Phantom Units (“RPUs”). We do not issue stock options to non-executive directors and do not pay meeting fees.

Effective January 1, 2022 and for the year ended December 31, 2022, the non-executive directors of the Company were eligible for annual retainers as per the following schedule:

Role	Annual Retainer	($)

Cash Retainers

Board Member	150,000

Chair of the Board (additional retainer)	100,000

Chair of the Audit Committee (additional retainer)	40,000

Chair of the Compensation Committees (additional retainer)	40,000

Chair of the Health, Safety, Environmental, Social and Security Committee (additional retainer)	30,000

Chair of the Corporate Governance and Nominating Committee (additional retainer)	30,000

Committee Member (additional retainer)	15,000

Share-Based Retainer

Board Member	160,000

Chair of the Board (additional retainer)	70,000

Other than the foregoing, no additional cash fees are paid to any of the directors for Board or committee involvement. Directors are reimbursed for transportation and other out-of-pocket expenses reasonably incurred for attendance at Board or committee meetings and in connection with the performance of their duties as directors.

SHARE-BASED AWARDS

Non-executive directors are not eligible to participate in the Stock Option Plan, RSU Plan or the PSU Plan and instead participate in the Deferred Share Unit Plan for directors (the “DSU Plan”) and the Restricted Phantom Unit Plan for directors (the “DRPU Plan”). Until directors have met the mandatory minimum shareholding under the Company’s Share Ownership Guideline (see below), all share-based awards must be taken in DSUs. Non-executive directors who have met the mandatory minimum shareholding requirement may elect on an annual basis to receive some or all of their annual share-based awards in RPUs. Directors may also elect on an annual basis to receive all, or a portion, of their annual cash retainers in DSUs.

DSUs and RPUs are notional units with the same value at any given time as the Company’s Common Shares, but are non-dilutive and do not entitle the participant to any voting or other shareholder rights. When the Company declares a dividend on the Common Shares, ‘dividend equivalent’ units are credited to a participant’s DSU or RPU account in the form of additional DSUs or RPUs. RPUs vest and pay out within three years of the year of award, while DSUs do not pay out until a director ceases to hold office. See Schedule A for additional details on the terms and conditions of the DSU and DRPU plans.

B2GOLD	2023 Management Information Circular	25

CORPORATE GOVERNANCE

SHARE OWNERSHIP GUIDELINES

As described in this Information Circular under “Executive Compensation – Corporate Governance – Share Ownership Guidelines”, on May 8, 2019, the Board approved and implemented the Share Ownership Guidelines to ensure the interests of directors and senior executives of the Company are aligned with the long-term interests of the Company’s Shareholders. For the Company’s non-executive directors, each director is required to own Common Shares having an aggregate value equal to three times of the then current total annual retainer payable to the directors of the Company (the “Director Ownership Requirement”). Compliance with the Director Ownership Requirement is expected to be satisfied by each individual not later than the later of: (i) five years after their appointment or election to the Board, as applicable; and (ii) May 8, 2021. In the event of an increase in an individual’s annual retainer following such five year period, he or she will have one year from the date of such increase to satisfy the increased Director Ownership Requirement. Since non-executive directors of the Company are eligible to participate in the DSU Plan and DRPU Plan, DSUs and RPUs granted to such directors are also used in determining their Director Ownership Requirement. Once an individual’s level of Common Share or Common Share- equivalent ownership satisfies the applicable Director Ownership Requirement, ownership at such level is expected to be maintained or exceeded continuously for as long as such individual is subject to the Share Ownership Guidelines.

As seen in the table below, as at the Record Date, all of the Company’s current non-executive directors (other than Liane Kelly and Lisa Pankratz who have until January 1, 2025, January 1, 2028, respectively to meet the Director Ownership Requirement) currently meet, and most vastly exceed, the applicable Director Ownership Requirement. Each of the retiring directors, Messrs. Cross, Gayton and Mtshisi have all achieved their share ownership guidelines. If elected, Thabile Makgala and Kelvin Dushnisky will have until June 23, 2028 to meet the Director Ownership Requirement.

Director	Shareholding Requirement	Current Shareholdings as at the Record Date
		# of Common Shares	# of DSUs	# of RPUs	Total Value ($)(1)	Multiple of Retainer
Jerry Korpan	3x Annual Retainer	2,800,000	246,582	0	16,756,856	104 x
Kevin Bullock	3x Annual Retainer	72,033	232,003	4,861	1,698,333	10 x
George Johnson	3x Annual Retainer	500,000	374,260	-	4,808,403	30 x
Robin Weisman	3x Annual Retainer	2,121	246,852	-	1,369,351	8.5 x
Liane Kelly	3x Annual Retainer	-	177,890	9,726	1,031,888	6 x
Lisa Pankratz(2)	3x Annual Retainer	-	34,767	-	192,218	1 x
Thabile Makgala(2)	3x Annual Retainer	-	-	-	-	-
Kelvin Dushnisky(2)	3x Annual Retainer	-	-	-	-	-

Notes:

(1)

The values in this column were calculated by adding the number of Common Shares and the number of DSUs and RPUs and multiplying by the VWAP of the Common Shares for the 20 trading days prior to the Record Date.

(2)

Lisa Pankratz was appointed to the Board effective January 1, 2023, and if elected, Thabile Makgala and Kelvin Dushnisky will join the Board on June 23, 2023, respectively. Under the terms of the Share Ownership Guidelines, Ms. Pankratz, Ms. Makgala and Mr. Dushnisky must meet the Director Ownership requirement prior to January 1, 2028 and June 23, 2028 and June 23, 2028, respectively.

26	2023 Management Information Circular	B2GOLD

CORPORATE GOVERNANCE

DIRECTOR COMPENSATION TABLE

The following table sets out all amounts of compensation for non-executive directors of the Company for the year ended December 31, 2022. Directors who are also Named Executive Officers are not entitled to any compensation for their services as a director. Lisa Pankratz, Thabile Makgala and Kelvin Dushnisky are not included in this table because they were not serving as directors during the year ended December 31, 2022.

Name(6)	Fees earned ($)(1)	Share-based awards ($)(2),(3)	Option- based awards ($)	Non-equity incentive plan compensation ($)	All other compensation ($)(4)	Total ($)
Robert Cross	317,000	230,000	-	-	58,547	605,547
Robert Gayton	232,000	160,000	-	-	47,730	439,730
Jerry Korpan	199,000	160,000	-	-	42,543	401,543
Bongani Mtshisi	180,000	160,000	-	-	52,784	392,784
Kevin Bullock	165,000	160,000	-	-	41,793	366,793
George Johnson	180,000	160,000	-	-	65,286	405,286
Robin Weisman	196,000	160,000	-	-	42,543	398,543
Liane Kelly	165,000	160,000	-	-	29,933	354,933

Notes:

(1)

Represents aggregate cash fees earned as directors of the Company for the year ended December 31, 2022. Directors may elect to receive a percentage of their compensation in DSUs instead of cash. The amounts referenced in the “Fees Earned” column are the fees the directors elected to receive in cash and any amounts directors elected to receive in DSUs instead of cash, as applicable.

(2)

All share-based awards listed in the table above consist of DSUs or RPUs that have been granted to each non-employee director under the DSU Plan and DRPU Plan for services performed in their capacity as directors for the year ended December 31, 2022, in addition to cash fees earned, see “Deferred Share Unit Plan” and “Restricted Phantom Unit Plan for Directors” in this Information Circular.

(3)	Fair value of the DSUs and RPUs was calculated based on number of DSUs multiplied by the five-day VWAP for the period ending on the date of such grant.
(4)

The amounts listed in this table include dividend equivalent DSUs and RPUs for each non-employee director to be credited pursuant to the terms of the DSU Plan and the DRPU Plan, respectively, for 2022.

(5)

See the “Summary Compensation Table” below for details of Clive Johnson’s compensation in his capacity as a Named Executive Officer. Directors who are also Named Executive Officers are not entitled to any compensation for their services as director.

(6)	Lisa Pankratz joined the Board in 2023 and, therefore, did not receive compensation as a director in 2022. Thabile Makgala and Kelvin Dushnisky have not yet joined the Board.

B2GOLD	2023 Management Information Circular	27

CORPORATE GOVERNANCE

OUTSTANDING OPTION-BASED AND SHARE-BASED AWARDS

The following table sets out, for each non-executive director of the Company, the share-based awards (comprised of DSUs granted under the DSU Plan and RPUs granted under the DRPU Plan) outstanding as at December 31, 2022. As a Named Executive Officer, Clive Johnson does not and will not receive compensation for his service as a director and his compensation information is presented in the section relating to executive compensation above. Lisa Pankratz, Thabile Makgala and Kelvin Dushnisky are not included in this table because they were not serving as directors during the year ended December 31, 2022.

Outstanding Share-based Awards and Option-based Awards
Name(1)	Option-based Awards				Share-based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiry Date	Value of Unexercised in-the- money Options($)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Shares or Units of Shares that have not Vested ($)	Market or Payout Value of Vested Shares or Units of Shares that have not Paid Out or Distributed ($)(2)
Robert Cross	-	-	N/A	N/A	26,667	128,267	1,146,843
Robert Gayton	-	-	N/A	N/A	-	-	937,387
Jerry Korpan	-	-	N/A	N/A	-	-	937,387
Bongani Mtshisi	-	-	N/A	N/A	18,551	89,229	803,544
Kevin Bullock	-	-	N/A	N/A	9,275	44,614	870,466
George Johnson	-	-	N/A	N/A	-	-	937,387
Robin Weisman	-	-	N/A	N/A	-	-	937,387
Liane Kelly	-	-	N/A	N/A	18,551	89,229	464,242

Notes:

(1)	On March 7, 2022 Liane Kelly exercised 75,000 Options with an exercise price of $3.66 at a sale price of $5.19 for a net proceeds of $114,750.
(2)

Includes the value of DSUs and RPUs granted to each non-employee director under the DSU and DRPU Plans that are outstanding as at December 31, 2022, calculated based on the $4.81 closing price of the Common Shares on the TSX on December 30, 2022. These values do not include dividend equivalent DSUs to which each non-employee director is entitled to be credited pursuant to the terms of the DSU Plan and DRPU Plan for 2022. Additionally, these values do not include 216,384 DSUs and 75,348 RPUs in the aggregate granted to directors on March 29, 2023 as compensation for services performed in their capacity as directors in 2022.

(3)	Lisa Pankratz, joined the Board in 2023 and has no outstanding share-based awards as at December 31, 2022. Thabile Makgala and Kelvin Dushnisky have not yet joined the Board.

28	2023 Management Information Circular	B2GOLD

CORPORATE GOVERNANCE

SHARE-BASED AWARDS—VALUE VESTED OR EARNED DURING THE YEAR

The following table sets forth, for each non-executive director of the Company, the value of all share-based awards vested during the year ended December 31, 2022. As a Named Executive Officer, Clive Johnson does not and will not receive compensation for his service as a director and his compensation information is presented in the section relating to executive compensation below. Lisa Pankratz, Thabile Makgala and Kelvin Dushnisky are not included because they were not serving as directors during the year ended December 31, 2022.

Incentive Plan Awards – Value Vested or Earned During the Year
Name(3)	Option-based Awards		Share-based Awards(3)		Non-equity Incentive Plan Compensation - Value Earned During The Year
	Number of Securities Underlying Options Vested(1) (#)	Value Vested During the Year(1) ($)	Number of Shares or Units of Shares Vested (#)	Value Vested During the Year(2) ($)
Robert Cross	-	-	13,333	76,667	-
Robert Gayton	-	-	27,826	160,000	-
Jerry Korpan	-	-	27,826	160,000	-
Bongani Mtshisi	-	-	9,275	53,333	-
Kevin Bullock	-	-	18,551	106,666	-
George Johnson	-	-	27,826	160,000	-
Robin Weisman	-	-	27,826	160,000	-
Liane Kelly	-	-	9,275	53,333	-

Notes:

(1)	Non-executive directors do not receive option-based awards.
(2)

These figures represent the total value vested in the DSUs and RPUs held by the directors, during the year ended December 31, 2022. Fair value of the DSUs and RPUs were calculated by multiplying the number of granted DSUs and RPUs by the market value of the underlying shares on the grant date. This does not include the 216,384 DSUs and 75,348 RPUs in the aggregate granted to directors on March 29, 2023 as compensation for services performed, in addition to cash fees, in their capacity as directors in 2022.

(3)

As noted under “Deferred Share Unit Plan” and “Restricted Phantom Unit Plan for Directors”, non-executive directors of the Company participate in the DSU Plan and DRPU Plan. For information relating to the DSUs and RPUs that have been granted to each director under the DSU Plan and DRPU Plan for services performed for the year ended December 31, 2022, please see “Director Compensation and Share Ownership” above in this Information Circular. In accordance with the terms of the DSU Plan, DSUs held by directors pursuant to the DSU Plan are not redeemable or payable until such director ceases to provide services to the Company. RPUs held by directors pursuant to the DRPU Plan will vest upon the earlier of the Designated Vesting Date (not to exceed the third anniversary of the grant date), the Change of Control Date, the death of the Designated Participant or as otherwise determined by the Board, and are redeemable two business days thereafter.

B2GOLD	2023 Management Information Circular	29

EXECUTIVE COMPENSATION

NAMED EXECUTIVE OFFICERS

Set out below are particulars of compensation paid to the Company’s Named Executive Officers (each, a “Named Executive Officer” or “NEO”). As at December 31, 2022, the Company had five Named Executive Officers:

(i)	Clive Johnson, President and the CEO;

(ii)	Michael Cinnamond, Senior Vice President, Finance and the Chief Financial Officer of the Company (“CFO”);

(iii)	William Lytle, Senior Vice President, Operations and Chief Operating Officer (“COO”);

(iv)	Randall Chatwin, Senior Vice President, Legal and Corporate Communications; and

(v)	Dennis Stansbury, Senior Vice President, Engineering and Project Evaluations.

On July 1, 2022, Roger Richer retired as the Executive Vice President, Legal and Corporate Secretary, and on October 1, 2022, Tom Garagan retired as the Senior Vice President of Exploration.

The Company reports its financial results in United States dollars. However, all compensation awarded to, earned by, paid to, or payable to a Named Executive Officer is done so and described below in Canadian dollars, unless otherwise stated.

COMPENSATION GOVERNANCE

OVERSIGHT OF COMPENSATION PROGRAM—THE COMPENSATION COMMITTEE

The Compensation Committee is responsible for ensuring that the Company has in place an appropriate plan for executive compensation and for making recommendations to the Board of Directors with respect to the compensation of the Company’s executive officers. The Compensation Committee ensures that total compensation paid to Named Executive Officers is fair, reasonable and competitive with the industry and is consistent with the Company’s compensation philosophy.

The Compensation Committee is responsible for the review and assessment of compensation arrangements for the Company’s executive officers and is authorized to approve terms of employment, salaries, bonuses, long-term incentive grants and other incentive arrangements for the Company’s executive officers, and, where appropriate, any severance arrangements.

The Compensation Committee periodically reviews the management development and succession program established by the Company’s management team and the organizational structure for management of the Company’s operations. The Compensation Committee reports to the Board of Directors on the committee’s functions and on the results of its reviews and any recommendations.

COMPOSITION OF THE COMPENSATION COMMITTEE

The members of the Compensation Committee are presently Robert Cross (Chair), Robert Gayton and Bongani Mtshisi, none of whom are standing for re-election. If all of the Directors Nominee are elected, the proposed composition of the Compensation Committee shall be Jerry Korpan (Chair), Lisa Pankratz, and Kelvin Dushnisky, each of whom is, or will be at the date of the election, an independent director within the meaning of all applicable Canadian and U.S. securities laws and regulations, including the rules of the TSX and NYSE American.

30	2023 Management Information Circular	B2GOLD

EXECUTIVE COMPENSATION

As part of its annual review and discussion of executive compensation, the Compensation Committee noted the following factors that discourage the Company’s executives from taking unnecessary or excessive risk:

What we do:	Page	What we do not do:	Page
We provide Shareholders with an annual Say on Pay vote	10	We do not permit our executive officers to engage in hedging of their equity-based compensation or personal share ownership. (see pg#)	31
We weight our executive compensation program significantly towards performance-contingent pay with approximately 80% of our NEOs’ compensation being at-risk in 2022	39	We do not reprice equity-based compensation awards	Schedule “A”
We cap annual incentive payments to our NEOs (capped at 2x target)	39	We do not guarantee incentive compensation	35
We tie a material percentage of executive incentive compensation to identified ESG risks (See pg#)	39
We enforce minimum share ownership guidelines for both NEOs and non-executive directors, in alignment with our shareholders and in keeping with market practice (See pg #)	32
We maintain a robust Clawback policy (See pg#)	31
We regularly review compensation and retain a compensation consultant that is independent of management	24

Based on this review, the Compensation Committee believes that the Company’s total executive compensation program does not encourage executive officers to take unnecessary or excessive risk and has not identified any risks arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

HEDGING PROHIBITION

The Company is of the view that its securities should be purchased by its, or any of its direct or indirect subsidiaries’, directors and officers, including NEOs, for investment purposes only. Pursuant to the Company’s anti-hedging policy, transactions that could be perceived as speculative or influenced by positive or negative perceptions of the Company’s prospects, including the use of puts, calls, collars, spread bets, contracts for difference and hedging transactions are not considered to be in the Company’s best interests and must be avoided. Directors and officers of the Company, including NEOs, are prohibited from engaging in hedging activities of any kind respecting the Company’s securities or related financial instruments including, without limitation, selling a call or buying a put on the Company’s securities or purchasing the Company’s securities with the intention of reselling them within six months or selling the Company’s securities with the intention of buying them within six months (other than the sale of Company securities shortly after they were acquired through the exercise of securities granted under a share-based compensation arrangement).

CLAWBACK POLICY

The Board has adopted a clawback policy specifying the consequences with respect to incentive awards in the event of negligence, fraud or willful misconduct resulting in a restatement of the Company’s financial statements. The clawback policy provides that where there is a restatement of the financial results of the Company for any reason other than a restatement caused by a change in applicable accounting rules or interpretations, and, in connection with such restatement an executive officer engaged in negligence, fraud or willful misconduct, the Board or the Compensation Committee may: (i) require that the executive officer return or repay to the Company, or reimburse the Company for, all or part of the after-tax portion of any excess compensation; and/or (ii) cause all or part of any awarded and unpaid or unexercised performance-based compensation (whether vested or unvested) that constitutes excess compensation for such executive officer to be cancelled.

For purposes of the clawback policy, “excess compensation” means the difference between the amount or value of any performance-based compensation actually paid or awarded to an executive officer and the amount or value that would have been paid or awarded as calculated or determined based on the financial statements of the Company as restated. “Performance-based

B2GOLD	2023 Management Information Circular	31

EXECUTIVE COMPENSATION

compensation” includes all bonuses and other incentive compensation that is paid or awarded to any executive officer based in whole or in part on the application of performance criteria or financial metrics measured during the applicable period preceding the applicable restatement as determined by the Board or the Compensation Committee and includes incentive compensation awarded or paid in any form, including cash or equity- based, whether vested or unvested.

SHARE OWNERSHIP GUIDELINES

The Company’s share ownership guidelines (the “Share Ownership Guidelines”) ensure the interests of directors and senior executives of the Company are aligned with the long-term interests of the Company’s Shareholders. The Share Ownership Guidelines provide that each Named Executive Officer is required to hold an equity interest in the form of Common Shares and/or RSUs in the following amounts (collectively, the “Executive Ownership Requirements”):

Executive	Share Ownership Requirement
CEO	3 times annual salary
CFO	2 times annual salary
Other NEOs	1 times annual salary

Compliance with the applicable Executive Ownership Requirement is expected to be satisfied by each individual not later than the later of: (i) five years after their employment as a CEO, CFO, Executive Vice President or other NEO; and (ii) May 8, 2021. In the event of an increase in an individual’s annual base salary following such five year period, he or she will have one year from the date of such increase to satisfy the increased Executive Ownership Requirement. Once an individual’s level of Common Share ownership satisfies the applicable Executive Ownership Requirement, ownership at such level is expected to be maintained or exceeded continuously for as long as such individual is subject to the Share Ownership Guidelines.

As outlined in the table below, as at the Record Date, all the NEOs meet or exceed the applicable Executive Ownership Requirement.

Executive	Shareholding Requirement	Current Ownership as of Record Date
		# of Common Shares		# of RSUs	Total Value ($)(2)	Multiple of Salary
President and CEO (Clive Johnson)	3x salary	3,803,605	(1)	1,068,362	26,795,818	6.8 x
Senior Vice President, Finance and CFO (Michael Cinnamond)	2x salary	284,653		344,661	3,461,227	2.3 x
Senior Vice President, Operations and COO (William Lytle)	1x salary	242,138		344,661	3,461,227	5.3 x
Senior Vice President, Legal and Corporate Communications (Randall Chatwin)	1x salary	18,354		216,557	1,292,010	1.9 x
Senior Vice President, Engineering and Project Evaluations (Dennis Stansbury)	1x salary	3,374,765		344,661	20,456,843	31.4 x

Notes:

(1)	Does not include 426,250 Common Shares held pursuant to the B2Gold Incentive Trust Plan entered into June 29, 2007.
(2)

The values in this column were calculated by adding the number of Common Shares and RSUs and multiplying by the volume weighted average trading price (“VWAP”) of the Common Shares for the 20 trading days prior to the Record Date.

COMPENSATION CONSULTANT

In December 2022, the Compensation Committee retained Lane Caputo, an independent executive compensation and governance advisor to provide an independent review of the executive officers’ and directors’ overall compensation packages, long-term incentive plan structure, severance provisions and compensation governance practices. The Compensation Committee originally retained Lane Caputo in December 2016 and Lane Caputo advises only the Compensation Committee and has not performed any work for management of the Company since its original engagement.

32	2023 Management Information Circular	B2GOLD

EXECUTIVE COMPENSATION

The Compensation Committee pre-approves all consultant mandates related to executive and director compensation, as well as the associated fees for such mandates. The following table sets out the fees paid by the Company to compensation consultants for services related to determining and structuring compensation for any of the Company’s directors and executive officers during the two most recently completed financial years:

Consultant	Financial Year Ending December 31	Executive Compensation- Related Fees	All Other Fees
Lane Caputo Compensation Inc.	2022	$53,177	Nil
Lane Caputo Compensation Inc.	2021	$102,665	Nil

COMPENSATION DISCUSSION & ANALYSIS

COMPENSATION PHILOSOPHY AND OBJECTIVES

Compensation plays an important role in achieving short and long-term business objectives that ultimately drive business success in alignment with long-term Shareholder goals.

The Company’s compensation philosophy is based on the following fundamental principles:

•	compensation programs align with Shareholder interests – the Company aligns the goals and incentives of executives with maximizing long-term Shareholder value;

•	performance sensitive – compensation for executive officers is linked to operating and market performance of the Company and fluctuates with the performance; and

•

market competitive compensation – the compensation program should provide market competitive pay in terms of value and structure in order to retain existing employees who are performing according to their objectives and to attract new individuals of the highest calibre.

The objectives of the compensation program in compensating all Named Executive Officers were developed based on the above-mentioned compensation philosophy and are as follows:

•	to attract, retain, motivate and reward highly qualified executive officers with a history of proven success;

•	to align the interests of executive officers with Shareholders’ interests and with the execution of the Company’s business strategy; and

•	to evaluate executive performance on the basis of key measurements that correlate to long-term Shareholder value.

COMPENSATION BENCHMARKING

The Compensation Committee, as part of its annual compensation review process and with the assistance of its external advisor, benchmarks the compensation levels and practices of companies that are considered reasonably similar to the Company. In selecting a group of companies and/or sectors to benchmark, the Compensation Committee will consider characteristics and variables such as:

•	Canadian-headquartered, publicly traded gold companies with operating and/or development projects primarily with international locations;

•	companies of similar size as measured by market capitalization, revenues and production volumes; and

•	companies from which future executives may reasonably be expected to be recruited from or to which the Company could reasonably expect to otherwise be in competition with for senior level talent.

The compensation benchmark information derived from such sources will not necessarily be directly acted upon by the Compensation Committee but will be one of several factors the Compensation Committee will consider from time to time in its review of executive compensation.

B2GOLD	2023 Management Information Circular	33

EXECUTIVE COMPENSATION

In order to assist the Compensation Committee with its decisions surrounding executive and director compensation for 2022 and into the 2023 fiscal year, Lane Caputo developed the following list of mining companies to serve as the Compensation Peer Group:

2023 Compensation Peer Group

Alamos Gold Inc.	Hudbay Minerals Inc.	SSR Mining Inc.

Centerra Gold Inc.	IAMGOLD Corp.	Yamana Gold Inc.(1)

Eldorado Gold Corp.	Kinross Gold Corp.

Endeavour Mining Corp.	Lundin Mining Corp.

Equinox Gold Corp.	OceanaGold Corp.

Evolution Mining Ltd.	Pan American Silver Corp.

Year-over-Year Changes

Removed:	Agnico Eagle Mines Ltd	First Quantum Minerals Ltd.

Added:	Hudbay Minerals Inc.

Note:

(1)	Acquired in 2023 and will no longer be included in peer group.

The table below summarizes the Company’s relative size against the operational and financial criteria that the Compensation Committee considers when selecting peers for the benchmarking of compensation.

Percentile	Market Capitalization (as at Dec. 31, 2022) (US$ 000s)	2022 Annual Revenue (US$ millions)	2022 Gold Production (ounces)		Number of Producing Mines
25th Percentile	1,328.3	953.8	455,537		5
50th Percentile	3,337.5	1,304.7	588,160		5
75th Percentile	4,544.2	1,780.9	718,250		7
B2Gold Corp.	3,837.0	1,732.6	1,027,874	(1)	3	(2)

Notes:

(1)

Production from the Company’s three operating mines reflected on a 100% basis and includes 54,871 ounces of attributable production from Calibre Mining Corp.’s (“Calibre”) operations, reflecting the Company’s approximate 25% equity ownership interest in Calibre.

(2)	Excluding Calibre mines.

DETERMINATION OF COMPENSATION

In making compensation recommendations, the Compensation Committee reviews the various elements of each executive’s compensation in the context of the total compensation package and the desired mix of “at-risk” versus fixed elements of compensation as per the Company’s compensation philosophy. Based on this review, the Compensation Committee evaluates whether the intended relationship between performance and compensation is being achieved or whether changes are required in order to bring this relationship in line with the compensation philosophy and objectives outlined above. In addition to the objective measures of corporate performance that inform variable compensation decisions from year to year, the Compensation Committee and the Board exercise discretion based on the Company’s performance and the individual contributions of each executive in determining actual compensation. In determining the total compensation payable to the NEOs for 2022, the Compensation Committee and the Board took into account a range of relevant factors including but not limited to: the Company’s financial results; the Company’s operational results; the duties and responsibilities of each NEO; and their respective performance and contribution towards 2022 results. For additional detail surrounding the specific performance goals and goal attainment for 2022 that influenced the Compensation Committee’s decisions on executive compensation for 2022, please see “2022 Compensation Details” below.

34	2023 Management Information Circular	B2GOLD

EXECUTIVE COMPENSATION

COMPONENTS OF COMPENSATION

The Company’s executive compensation program for the financial year ended December 31, 2022 consisted primarily of the following elements:

Compensation Element	Form	Purpose of Element	Determination

Base Salary	Cash	Forms a baseline level of compensation for role fulfillment commensurate with the experience, skills and market demand for the executive role and/or incumbent.	Salaries are based on relevant marketplace information, experience, individual performance and level of responsibility. Actual salary levels are set in relation to the Company’s compensation philosophy and relative to the emphasis on other compensation program elements. The Company generally intends to pay salaries above market median levels in order to attract and retain executives of the highest calibre to continue the successful execution of the Company’s strategy.

Short Term Incentive (“STI”)	Cash (or RSUs at the discretion of the Compensation Committee)	To recognize short-term (typically annual) efforts and milestone achievement that are aligned with the long-term success of the Company.	Our executives have an opportunity to earn annual performance incentive compensation based on achievement against both corporate and individual objectives as set out by the Compensation Committee at the beginning of the year. The short- term incentive plan provides for cash payments (or the deferral of cash payments into RSUs at the discretion of the Compensation Committee) when pre-determined corporate and individual objectives are met or exceeded. The objectives that comprise the corporate component of the STI are the same for each executive officer, with the individual component pertaining directly to the specific role and responsibilities of each executive. Incentive payouts for each NEO range from 0-200% of target levels and are designed to allow each executive to achieve above market cash compensation when corporate and individual performance achieves maximum performance levels, versus pre-established targets. STI payments ultimately awarded to the NEOs will, from time to time, involve the Compensation Committee’s application of discretion. Application of discretion by the Compensation Committee will consider mitigating factors in the determination of performance achievement as important aspects of executive and Company performance are not always strictly quantifiable.

RSU Plan	Common Shares issued from treasury	Designed to motivate executives and employees to create and grow sustainable Shareholder total return over successive three-year performance cycles.	Under the RSU Plan, unless the grant notice specifies otherwise, RSUs vest rateably over three years in accordance with, and subject to, the terms of the RSU Plan. RSU accounts are credited with additional units in accordance with the Plan in the event dividends on Common Shares are paid by the Company. The number of RSUs, in conjunction with the number of Options (as defined below) and PSUs, awarded on an annual basis is determined by the Compensation Committee annually, based upon the overall competitiveness of the compensation program versus peers; the performance of each executive officer; an assessment of overall corporate performance; previous grants of RSUs to the executive officer; the desired performance, versus retention mix of the equity incentive awards; and with an eye to the combined dilutive effect to Shareholders of both outstanding and planned employee equity incentive awards.

B2GOLD	2023 Management Information Circular	35

EXECUTIVE COMPENSATION

Compensation Element	Form	Purpose of Element	Determination

Performance Share Unit Plan (the “PSU Plan”)	Common Shares issued from treasury	Designed to motivate and reward executives to excel against specific operational, financial, strategic and Shareholder return targets, often on a relative basis versus relevant indices or peer groups, over successive three-year performance cycles.	Under the PSU Plan, the PSUs vest in accordance with a performance period (typically three years) to be determined by the Compensation Committee, at its sole discretion, at the time of such grant in accordance with, and subject to, the terms of the PSU Plan. PSUs may, or may not, vest based on performance against pre-established targets or milestones set at the beginning of each performance period. The number actually vesting will be in a range of 0-200% of the number awarded, based on the Compensation Committee’s determination of actual performance against these pre-established targets and milestones. The number of PSUs, in conjunction with the number of Options and RSUs, awarded on an annual basis is determined by the Compensation Committee annually, based upon the overall competitiveness of the compensation program versus peers; the performance of each executive officer; an assessment of overall corporate performance; previous grants of PSUs to the executive officer; the desired performance, versus retention mix of the equity incentive awards; and with an eye to the combined dilutive effect to Shareholders of both outstanding and planned employee equity incentive awards.

Amended and Restated Stock Option Plan (the “Stock Option Plan”)	Common Shares issued from treasury

Promotes a share ownership perspective among executives, encourages executive retention, encourages executives to generate sustained share price growth over the longer term (i.e. five years) and aligns executives’ interests with Shareholders’ interests through participation in share price appreciation.

Under the Company’s Stock Option Plan, grants of options (“Options”) are typically made upon the commencement of an executive’s employment with the Company. Additional grants may be made at the discretion of the Board based on the individual’s level in the Company; the performance of each executive officer; an assessment of overall corporate performance; previous grants of Options to the executive officer; the desired performance, versus retention mix of the equity incentive awards; and with an eye to the combined dilutive effect to Shareholders of both outstanding and planned employee equity incentive awards. The Board determines the exercise price of Options at the time of grant, provided that the exercise price may not be lower than the market price. The Board also has the discretion to determine the term of Options, which is not to exceed 10 years in respect of Options granted prior to April 28, 2021 and five years in respect of Options granted on or after April 28, 2021, and vesting provisions, which, with respect to Options granted to the CEO on or after May 8, 2018, must not be less than rateably over five years.

A summary of the material provisions of each of the Stock Option, RSU and PSU plans is included in Schedule “A” to this Information Circular

PENSION, BENEFITS AND PERQUISITES

The Company does not currently have a pension plan or post-employment compensation and benefits in place for any of its employees, however, in 2022 the Company introduced an RRSP program for its corporate Canadian employees which does not include NEOs. The Company provides various employee benefit programs to its executives (including, but not limited to, medical health insurance, dental insurance, health spending account, wellness allowance and life insurance), which are substantially the same as those provided to all other employees of the Company. From time to time, the Compensation Committee reviews the Company’s benefit programs, to ensure continued alignment with market practices.

The Company offers only limited perquisites to the Named Executive Officers, and only where the Compensation Committee, upon review of competitive practice from time to time, believes such perquisites are market competitive and promote the retention of the Named Executive Officers or promote the efficient performance of the Named Executive Officers’ duties. The Company does not believe that perquisites and benefits should represent a significant portion of the compensation package for Named Executive Officers.

36	2023 Management Information Circular	B2GOLD

EXECUTIVE COMPENSATION

TARGET EXECUTIVE PAY MIX

Each of our NEOs receives a combination of the three main elements of pay: salary; STI; and long-term incentives (RSUs, PSUs and in some cases, Options), with only annual salary being a guaranteed form of compensation and all other elements being “at-risk” and variable, based on both annual and long-term corporate performance. The “at-risk” component of total compensation is roughly 80% for our NEOs. For 2022 compensation, a minimum of 50% of the target value of long-term incentives for our NEOs was in the form of 100% performance-contingent PSUs, which were granted to each Named Executive Officer as part of their 2022 compensation on March 29, 2023, with a three-year performance period commencing on January 1, 2023 and with performance measures set on such date, all in accordance with and subject to the terms of the PSU Plan.

2022 Pay Mix President & CEO	2022 Pay Mix Named Executive Officer

2022 COMPENSATION DETAILS

BASE SALARIES

NEO salaries remained unchanged from 2021, other than for Randall Chatwin, who was promoted to the role of Senior Vice President, Legal and Corporate Communications during 2022.

SHORT-TERM INCENTIVE AWARD DETERMINATION

Target incentive levels under the STI for 2022 performance for the NEOs were as follows:

Name	2022 Annual Base Salary ($)	Target (% of Annual Base Salary)	Target ($)

Clive Johnson	1,300,000	75	975,000

Michael Cinnamond	650,000	75	487,500

William Lytle	650,000	75	487,500

Randall Chatwin	600,000	75	450,000

Dennis Stansbury	600,000	75	450,000

Actual incentive payments may be above or below target based on performance outcomes for a given year. The performance measures range from 0% (if the threshold performance level is not achieved) to 100% (if the performance target is met) and to 200% (if the performance target is exceeded by a specified amount). Performance objectives set for a given fiscal year are designed to provide motivation to executive officers to achieve near-term corporate and individual objectives, and to reward them when such objectives are met or exceeded. The Compensation Committee can apply its discretion to either increase, or decrease, a performance outcome where circumstances warrant.

B2GOLD	2023 Management Information Circular	37

EXECUTIVE COMPENSATION

In December 2021, corporate objectives were selected to reflect the Company’s top priorities for success in 2022. In March 2023, after financial and operating results were finalized, the Compensation Committee met to assess corporate performance and determine annual bonuses to employees, including executive officers of the Company.

Category & Weighting		Performance Range			Actual Result
	Objective	Threshold	Target	Stretch

	Gold Production (ounces)(1)	950,000	975,000	1,000,000	973,003 (Target)
	Cash Operating Costs per gold ounce (produced)(2)	US$640	US$620	US$600	US$637 (above Threshold)
	All-In Sustaining Costs (“AISC”) per gold ounce (sold)(2)	US$1,040	US$1,020	US$1,000	US$1,022 (Target)

	Cash Flow per Share(3)	US$0.54	US$0.60	US$0.66	US$0.56 (Target)

	Commencement of stope ore mining at Wolfshag Underground		H2 2022		Commenced in Q4 2022 (Target)
	Update of Mineral Resource estimate for the Anaconda area		H1 2022		Issued in March 2022 (Target)
	Completion of Gramalote Feasibility Study and agreement with JV Partner on Path Forward		Complete in 2022		Announced in November 2022 (Target)

	Issue Climate Strategy Report and Water Risk Statement		Complete in 2022		Issued in April 2022 (Target)
	Environmental Incidents (Level 4 or 5)		Zero		Zero (Target)
	Total Recordable Injury Frequency Rate(4)		0.58		0.31 (Exceptional)
	Work-related fatalities		Zero		Zero (Target)
	Connect to Namibia power grid to eliminate use of Heavy Fuel Oil at Otjikoto		Complete in 2022		Connected to the power grid in September 2022 (Target)

	1-Year Relative TSR Performance (versus the S&P/TSX Global Gold Index)	50th percentile	75th percentile	90th percentile	62nd Percentile (above Threshold)

Notes:

(1)

Actual and projected production results presented in this Information Circular reflect total 2022 production from all producing mines. As described in the Company’s Annual Information Form dated March 16, 2023, we do not hold a 100% interest in all such mines.

(2)

The Cash Operating Costs target for 2022 was both higher than budgeted for 2022 and versus actual performance in 2021. The higher targeted cost range for 2022 was based primarily on the weighting of production and timing of waste rock stripping per the Company’s mine plans, as well as cost inflation for fuel and other consumables. Cash Operating Costs per gold ounce and AISC are performance measures commonly used in the mining industry that are not defined under IFRS. Non-IFRS measures do not have any standardized meaning prescribed under IFRS and therefore may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation of, or as substitute for, measures of performances in accordance with IFRS and should be read in conjunction with the Company’s consolidated financial statements. Cash Operating Costs are derived from amounts included in the statement of operations, and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, royalties and production taxes, less silver by-product credits divided by total gold produced. The Company defines AISC per ounce as the sum of Cash Operating Costs, royalty and production taxes, capital expenditures and exploration costs that are sustaining in

38	2023 Management Information Circular	B2GOLD

EXECUTIVE COMPENSATION

nature, corporate general and administrative costs, share-based compensation expense, community relations expenditures, reclamation liability accretion and realized (gains) losses on fuel derivative contracts, all divided by the total gold ounces sold to arrive at a per ounce figure. Readers should refer to the Company’s Management Discussion and Analysis for the year ended December 31, 2022 available under the Company’s profile on SEDAR at https://www.sedar.com and EDGAR at https://www.sec.gov/ and is incorporated by reference in this Information Circular for a more detailed discussion of how the Company calculates such measures and a reconciliation to IFRS terms.
(3)

Cash flow per share results for 2022 were below the target set in late 2021, before the inflationary pressures of 2022 and central banks’ tightening response to those inflationary pressures. The unprecedented response by central banks around the world, and specifically the Federal Reserve, to raise interest rates had the follow-on effect of dramatically increasing the strength of the $USD; both factors combining to reduce the price of gold far beyond what was budgeted in late 2021. The Compensation Committee determined that these external impacts were beyond the control of management but that, despite these external impacts, the Company’s 2022 cash flow per share performance was materially better than both the S&P/TSX Global Gold Index and the Company’s Compensation Peer Group during 2022 and therefore a performance rating of target was warranted.

(4)	Rate is calculated based on 200,000 work hours and versus the most recent International Council on Mining and Metals Group Average.

In evaluating 2022 corporate performance, upon consultation with management, the Compensation Committee considered the performance-related results achieved by the Company in 2022, both within the context of the goals and objectives set in December 2021 and the macroeconomic factors impacting the gold sector globally. Based on its assessment of the 2022 corporate achievements outlined above, and each NEO’s individual performance, the Compensation Committee determined that a performance rating of 1.0x target was warranted for each of the Named Executive Officers for 2022 performance, The Board subsequently supported the recommendations of the Compensation Committee for the following STI awards:

Name	Short-Term Incentive Award

Clive Johnson	$975,000

Michael Cinnamond	$487,500

William Lytle	$487,500

Randall Chatwin	$450,000

Dennis Stansbury	$450,000

2022 PERFORMANCE SHARE UNIT AWARDS

In respect of 2022, the Compensation Committee determined that awards for the NEOs would comprise 50% PSUs and 50% RSUs. PSUs were granted to NEOs as part of the Company’s 2022 executive officer compensation, with a three-year performance period commencing January 1, 2023 and with the number of Common Shares issuable on the PSUs ultimately vesting ranging from 0 – 200% of the number of PSUs awarded, contingent upon achievement against the following performance criteria:

A)	The vesting of 50% of the 2022 PSU award to be contingent upon the Company’s three-year relative total Shareholder return (“RTSR”) against the S&P/TSX Global Gold Index, as follows:

Performance Level	Performance Achieved	PSU Vesting

Maximum	RTSR at 90th Percentile	200%

Target	RTSR at 60th percentile	100%

Threshold	RTSR at 30th percentile	50%

Below Threshold	RTSR below 30th percentile	0%

Linear interpolation will be applied to determine percentage PSU vesting for RTSR performance between the performance achievement levels shown in the table above. For more details regarding the PSU Plan, please see Schedule “A” to this Information Circular.

B)	The vesting of the remaining 50% of the 2022 PSU award to be contingent upon the construction progress and ultimate commissioning of the Company’s newly-acquired Goose Mine, as follows:

Performance Criteria	Performance Achieved	PSU Vesting

50% - Completion of construction of the Goose Mine mill processing plant and wet commissioning (in accordance with industry accepted definition) of the mine:	By Q4, 2024 construction completion and Q1 2025 wet commissioning	200%
	By Q1, 2025 construction completion and Q1 2025 wet commissioning	150%
	By Q2, 2025 construction completion and Q1 2025 wet commissioning	100%
	By Q3, 2025 construction completion and Q1 2025 wet commissioning	75%
	By Q4, 2025 construction completion and Q1 2025 wet commissioning	50%
	Later than Q4, 2025	0%

B2GOLD	2023 Management Information Circular	39

EXECUTIVE COMPENSATION

PERFORMANCE GRAPH

The following graph compares the cumulative total Shareholder return for $100 invested in Common Shares on January 1, 2018 with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Global Gold Index for the five most recently completed fiscal years. The graph also shows the relationship between Shareholder value and total compensation for the NEOs over the same period, for the purposes of comparing compensation to performance.

Due to the heavy emphasis of at-risk pay in our compensation program for executive officers, including the focus on RSUs and PSUs to further align executive compensation with Shareholders’ experience, total compensation for our Named Executive Officers generally increases and decreases in alignment with Shareholder returns over the past five years.

NEO Total Reported Compensation vs. Shareholder Value

	Initial Investment	2018	2019	2020	2021	2022

S&P/TSX Composite Index	$100	$88	$105	$108	$131	$120

S&P/TSX Global Gold Index	$100	$96	$134	$161	$149	$142

B2Gold Corp. TSR	$100	$103	$135	$188	$137	$138

Total NEO Compensation	$100	$138	$147	$162	$162	$153

When viewing the chart above, please note that total compensation for each year represents the aggregate of the total compensation for the top five highest-paid Named Executive Officers as presented in the Summary Compensation Table for each year, inclusive of the fair value of RSUs, PSUs and Options, in each case on the grant date. The chart excludes the value of the retention awards made to Messrs. Cinnamond and Lytle in 2019 as these awards relate to the Company’s succession planning activities and are not considered to be normal course annual compensation for these Named Executive Officers. Similarly, the chart also excludes the value of the retention award made to Mr. Chatwin in 2022 that was granted in conjunction with his promotion to SVP, Legal and Corporate Communications and is not considered to be normal course annual compensation.

40	2023 Management Information Circular	B2GOLD

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The following table is a summary of compensation earned by the Named Executive Officers for the Company’s three most recently completed financial years.

Name and principal position	Year	Salary ($)	Share- based awards ($)(1)	Option- based awards ($)(2)(5)	Non-equity incentive plan compensation ($)		All other compen- sation ($)(4)	Total compensation ($)
					Annual incentive program(3)	Long- term incentive plans

Clive Johnson, President and CEO	2022	1,300,000	5,000,000	0	975,000	Nil	488,926	7,763,925
	2021	1,300,000	5,000,000	0	975,000	Nil	410,375	7,685,375
	2020	1,300,000	5,000,000	500,000	975,000	Nil	258,546	8,033,546

Michael Cinnamond, Senior Vice President of Finance and CFO	2022	650,000	1,750,000	0	487,500	Nil	151,816	3,039,316
	2021	650,000	1,500,000	250,000	487,500	Nil	132,375	3,019,875
	2020	650,000	1,500,000	250,000	487,500	Nil	85,359	2,972,859

Randall Chatwin, Senior Vice President Legal and Corporate Communications	2022	542,000	1,450,000	2,400,000	450,000	Nil	55,557	4,897,557
	2021	315,000	900,000	250,000	472,500	Nil	32,574	1,970,074
	2020	300,000	400,000	250,000	300,000	Nil	18,805	1,268,805

William Lytle, Senior Vice President, Operations and COO	2022	650,000	1,750,000	0	487,500	Nil	146,856	3,034,356
	2021	650,000	1,500,000	250,000	650,000	Nil	133,119	3,183,119
	2020	650,000	1,500,000	250,000	487,500	Nil	86,072	2,973,572

Dennis Stansbury, Senior Vice President of Engineering and Project Evaluations	2022	600,000	1,750,000	0	450,000	Nil	146,856	2,946,856
	2021	600,000	1,500,000	250,000	450,000	Nil	125,367	2,925,367
	2020	600,000	1,500,000	250,000	450,000	Nil	80,389	2,880,389

Notes:

(1)

All share-based incentive awards listed in the table above reflect a dollar amount of RSUs and PSUs granted to each Named Executive Officer as follows: (i) for the year ended December 31, 2022, 482,998 RSUs and 482,998 PSUs granted to Clive Johnson and 169,049 PSUs and 169,049 RSUs granted to each Messrs. Cinnamond, Lytle and Stansbury and 140,070 PSUs and 140,070 RSUs to Mr. Chatwin on March 29, 2023 in respect of 2022 compensation; (ii) for the year ended December 31, 2021, 424,448 RSUs and 424,448 PSUs granted to Mr. Johnson and 127,334 RSUs and 127,334 PSUs granted to each Messrs. Cinnamond, Lytle and Stansbury on April 4, 2022 in respect of 2021 compensation; and (iii) for the year ended December 31, 2020, 396,825 RSUs and 396,825 PSUs granted to Mr. Johnson and 119,048 RSUs and 119,048 PSUs granted to each Messrs. Cinnamond, Lytle and Stansbury on May 7, 2021 in respect of 2020 compensation. Fair value of the RSUs and PSUs was calculated using the VWAP of the Common Shares on the TSX calculated over the five trading days immediately preceding the date of such grant in each 2020, 2021 and 2022. In respect of PSUs only, the Compensation Committee has discretion to determine a Performance Percentage (as defined in the PSU Plan) from 0-200% based on the performance of the PSU holder against pre-set targets. This table assumes a Performance Percentage of 100%. For more information on the RSU Plan and the PSU Plan, please see Schedule “A” to this Information Circular.

(2)

Includes Options granted on March 30, 2022 in respect of 2021 compensation and on March 31, 2022 in respect of Mr. Chatwin’s retention award. The “grant date fair value” of option-based awards has been determined by using the Black-Scholes-Merton model. This value is the same as the fair value established in accordance with generally accepted accounting principles and was determined using the following assumptions:

	2020	2021	2022

Expected volatility	49.15%	49.52%	53.83%

Expected life of Option	3.10 years	3.06 years	10 years

Risk-free interest rate	0.51%	2.27%	2.43%

Dividend Rate	3.121%	3.486%	3.381%

The Black-Scholes-Merton model is the industry standard and accordingly is useful for comparative purposes.

(3)

Cash bonus, paid in March 2023, for services performed for the financial year ended December 31, 2022. Cash bonuses are paid in the first six months of the year following the fiscal year to which the STI payment relates.

(4)

All other compensation is comprised of: (i) parking costs and/or wellness allowance; (i) in respect of 2022 compensation, the dollar value of dividend equivalent RSUs credited under the RSU Plan for 2022 as follows: (a) $199,813 for Clive Johnson, (b) $60,887 for each of Messrs. Cinnamond and Lytle and Stansbury, and (c) $22,234 for Mr. Chatwin; and (ii) in respect of 2022 compensation, the dollar value of dividend equivalent PSUs credited under the PSU Plan for 2022 as follows: (a) $283,147 for Clive Johnson, (b) $84,969 for each of Messrs. Cinnamond, Lytle and Stansbury, and (c) $27,084 for Mr. Chatwin (which do not vest unless the corresponding PSUs also vest).

(5)	The Option award to Mr. Chatwin in 2022 represent a retention award tied to the Company’s executive succession plan and his options vest over five years.

B2GOLD	2023 Management Information Circular	41

EXECUTIVE COMPENSATION

INCENTIVE PLAN AWARDS (NEOS)

In addition to STIs, the Named Executive Officers are eligible for grants of RSUs under the RSU Plan, PSUs under the PSU Plan and Options under the Stock Option Plan. A summary of the material provisions of each plan is included in Schedule “A” to this Information Circular.

OUTSTANDING OPTION-BASED AND SHARE-BASED AWARDS

The following table sets out, for each Named Executive Officer, the share-based awards (comprised of RSUs and PSUs) and the option-based awards (comprised of Options) outstanding as at December 31, 2022.

Outstanding Share-based Awards and Option-based Awards
Name(1)	Option-based Awards				Share-based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiry Date	Value of Unexercised in-the-money Options ($)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Shares or Units of Shares that have not Vested ($)	Market or Payout Value of Vested Shares or Units of Shares that have not Paid Out or Distributed(2)($)

Clive Johnson	271,739	6.25	07-May-2026	-	-	-	-

	-	-	-	-	2,246,106	10,803,768	-

Michael Cinnamond	142,857	6.25	07-May-2026	-	-	-	-

	147,929	5.79	30-Mar-2027	-	-	-	-

	1,361,868	4.65	22-Dec-2029	-	-	-	-

	-	-	-	217,899	673,832	3,241,132	-

Randall Chatwin	300,000	4.27	10-Sep-2024	-	-	-	-

	142,857	6.25	07-May-2026	-	-	-	-

	147,929	5.79	30-Mar-2027	-	-	-	-

	1,000,000	5.74	31-Mar-2032	-	-	-	-

	-	-	-	162,000	246,183	1,184,142	-

William Lytle	142,857	6.25	07-May-2026	-	-	-	-

	147,929	5.79	30-Mar-2027	-	-	-	-

	1,361,868	4.65	22-Dec-2029	-	-	-	-

	-	-	-	217,899	673,832	3,241,132	-

Dennis Stansbury	142,857	6.25	07-May-2026	-	-	-	-

	147,929	5.79	30-Mar-2027	-	-	-	-

	-	-	-	-	673,832	3,241,132	-

Notes:

(1)

The value of unexercised in-the-money Options is calculated by multiplying the difference between the closing price of the Common Shares on December 30, 2022, which was $4.81, and the Option exercise price, by the number of outstanding options (both vested and unvested).

(2)

Market value of the RSUs and PSUs was calculated by multiplying the number of unvested RSUs and PSUs, respectively, by the market value of the closing price of the underlying shares on December 30, 2022, which was $4.81. In respect of PSUs, this table assumes a Performance Percentage of 100%.

(3)

This table sets forth all Options, RSUs and PSUs that have been granted to each Named Executive Officer and are outstanding as at December 31, 2022, but does not include the following Options, RSUs and PSUs granted to each Named Executive Officer on March 29, 2023 with respect of 2022: (i) no Options were granted to any Named Executive Officer other than options granted to Mr. Chatwin; (ii) 424,448 RSUs granted to Clive Johnson and 127,334 RSUs granted to each Named Executive Officer; and (iii) 424,448 PSUs granted to Clive Johnson and 127,334 PSUs granted to each Named Executive Officer. Please see “Summary Compensation Table” for a summary of all compensation earned by each Named Executive Officer of the Company.

(4)	For more information on the Stock Option Plan, RSU Plan and the PSU Plan, please see Schedule “A” to this Information Circular.

42	2023 Management Information Circular	B2GOLD

EXECUTIVE COMPENSATION

INCENTIVE PLAN AWARDS – VALUE VESTED OR EARNED DURING THE YEAR

The following table sets forth, for each Named Executive Officer of the Company, the value of all incentive plan awards vested during the year ended December 31, 2022.

Incentive Plan Awards – Value Vested or Earned During the Year

	Option-based Awards		Share-based Awards(2)		Non-equity Incentive Plan Compensation - Value Earned During The Year ($)(4)
Name	Number of Securities Underlying Options Vested	Value Vested During the Year ($)(1)	Number of Shares or Units of Shares Vested	Value Vested During the Year ($)(3)
Clive Johnson	54,348	-	595,927	3,360,140	975,000
Michael Cinnamond	369,302	43,580	197,180	1,112,932	487,500
Randall Chatwin	96,928	-	42,901	212,167	450,000
William Lytle	369,302	43,580	197,180	1,112,932	487,500
Dennis Stansbury	96,928	-	197,180	1,112,932	450,000

Notes:

(1)

The value vested during the year is calculated by multiplying the difference between the closing price of the Common Shares on December 30, 2022, which was $4.81, and the Option exercise price, by the number of Options that vested during the year.

(2)

This table sets forth the value of all RSUs vested during the year ended December 31, 2022. Please see “Summary Compensation Table” for a summary of all compensation earned by each Named Executive Officer of the Company. No PSUs vested during the year.

(3)

These figures represent the value vested in the RSUs held by the Named Executive Officers during the year ended December 31, 2022. Fair value of the RSUs was calculated by multiplying the number of vested RSUs by the market value of the underlying shares on the vesting date.

(4)

Annual incentive amounts, paid in cash in March, 2023, for services performed for the financial year ended December 31, 2022. Annual incentives are paid in the first six months of the year following the fiscal year to which the services relate.

DEFERRED COMPENSATION PLANS

The Company does not have a deferred compensation plan in respect of its Named Executive Officers.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Pursuant to the employment agreements entered into between the Company and each Named Executive Officer, the Named Executive Officers are entitled to compensation from the Company in the event of termination of employment without cause or resignation for “good cause”. In the event that a Named Executive Officer’s employment agreement is terminated by the Company without cause, or a Named Executive Officer resigns on two weeks’ written notice for “good cause”, the Company must pay a severance payment to such Named Executive Officer, within 14 days of the date of termination, equal to 12 months’ annual salary as well as continuation of benefits for the same period or payment in lieu. The Named Executive Officer is also entitled to payment of an amount equal to the average of annual short-term incentive bonus compensation awarded to the employee in each of the three years immediately prior to the termination date (or the amount of bonus RSUs awarded in lieu of cash).

For purposes of the employment agreements, the definition of “good cause” means the occurrence of any of the following: (i) the assignment of substantially new or different duties inconsistent with the employee’s position; (ii) a material reduction in the employee’s responsibilities; (iii) a reduction in the employee’s annual salary; (iv) a failure by the Company to continue the employee’s participation in the Company’s benefits and incentive plans (if any); (v) a reduction in entitlement to paid vacation days; (vi) a change of more than 50 kilometres of the principal executive office of the Company or the current location where the employee is based; or (vii) any other event or circumstance that would constitute constructive dismissal at common law.

Each employment agreement also provides that in the event of a “change of control” of the Company, a Named Executive Officer will be entitled to resign at any time within 18 months after that change of control and receive a lump sum payment equal to 24 months of the Named Executive Officer’s annual salary, as well as continuation of benefits for the same period or payment in lieu. The Named Executive Officer is also entitled to payment of an amount equal to two multiplied by the average of annual short-term incentive bonus compensation awarded to the employee in each of the three years immediately prior to the termination date. Annual short-term incentive bonus compensation includes cash bonus awards (or the amount of bonus RSUs awarded in lieu of cash). Such compensation is required to be paid as soon as practicable following the Named Executive Officer’s date of resignation.

For the purposes of the employment agreements, a “change of control” means: (i) the acquisition of Common Shares by a person or group of persons acting jointly or in concert that, when added to all of the Common Shares owned by such person or persons, constitutes for the first time in the aggregate 20% or more of the Common Shares; (ii) the removal of more than 50% of the incumbent Board of Directors, or the election of a majority of the directors to the Board of Directors that were not nominees of the incumbent Board of Directors at the time immediately preceding such election; (iii) a sale of all or substantially all of the assets of the Company; or (iv) a reorganization, plan of arrangement, merger or other transaction that has substantially the same effect as (i) to (iii) above.

B2GOLD	2023 Management Information Circular	43

EXECUTIVE COMPENSATION

The following tables set out the estimated incremental payments and benefits due to each of the Named Executive Officers upon either termination of employment without cause, including resignation for “good cause” (or for “Good Reason” as defined in the RSU Plan, the PSU Plan and the Stock Option Plan, as applicable), or within 18 months of a change of control, assuming termination of employment on December 31, 2022. For more information on the circumstances which may trigger payments or provision of other benefits in respect of awards granted under the RSU Plan, the PSU Plan or the Stock Option Plan, as applicable, the incremental payments, payables and benefits that would be triggered by or result from such circumstances and how the payment and benefit levels are determined under such circumstances (which determination may involve the discretion of the Compensation Committee), please see “Schedule “A” of this Information Circular.

Termination of Employment Without Cause

Name	Annual Salary(1) ($)	All Other Compensation(2) ($)	Total ($)
Clive Johnson	1,300,000	11,007,717	12,307,717
Michael Cinnamond	650,000	3,710,629	4,360,629
Randall Chatwin	600,000	2,279,628	2,879,628
William Lytle	650,000	3,783,702	4,433,702
Dennis Stansbury	600,000	3,664,951	4,264,951

Notes:

(1)	Equal to 12 months’ annual salary for all Named Executive Officers. Based on salary for the fiscal year ended December 31, 2022.
(2)

Pursuant to the relevant employment agreement, all other compensation payable is equal to: (i) 12 months’ specified benefits, including extended health insurance, dental insurance, life insurance, accidental death insurance and long term disability insurance; and (ii) an amount equal to the average of annual short term incentive bonus compensation awarded (or the amount of bonus RSUs awarded in lieu) to the Named Executive Officer in each of the three years immediately prior to the termination date. Further, for purposes of this table, in calculating the compensation payable (a) on termination of employment without cause under the RSU Plan and (b) on termination of employment without cause or resignation for good reason under the PSU Plan, it has been assumed that all unvested RSUs and PSUs have been deemed to vest as of the termination date. In respect of RSUs only, on resignation for good reason under the RSU Plan, there would be an accelerated vesting of unvested RSUs on a pro rata basis in accordance with the terms and conditions of the RSU Plan, which valuation has not been included here as such pro rata valuation would be less than the aggregate value of all RSUs deemed to have vested on the termination date. In respect of PSUs only, upon a change of control, should an acquiror not agree to assume all of the obligations of the Company under the PSU Plan, or the Compensation Committee determines that such assumption is not consistent with the objectives of the PSU Plan, then the Compensation Committee may, in its sole discretion, determine a Performance Percentage (as defined in the PSU Plan) from 0- 200% taking into account factors determined by the Compensation Committee, including the objective measure of performance toward achievement of the Performance Measures to the date of the change of control. This table assumes a Performance Percentage of 100%. The values in this column include RSUs and PSUs granted in respect of the Company’s 2022 compensation.

Termination of Employment Following Change of Control

Name	Annual Salary(1) ($)	All Other Compensation(2) ($)	Total ($)
Clive Johnson	2,600,000	14,515,435	17,115,435
Michael Cinnamond	1,300,000	5,046,259	6,346,259
Randall Chatwin	1,200,000	3,184,256	4,384,256
William Lytle	1,300,000	5,192,404	6,492,404
Dennis Stansbury	1,200,000	4,954,902	6,154,902

Notes:

(1)	Equal to 24 months’ annual salary for all Named Executive Officers. Based on salary for the fiscal year ended December 31, 2022.
(2)

Pursuant to the relevant employment agreement, all other compensation payable is equal to (i) 24 months’ specified benefits, including extended health insurance, dental insurance, life insurance, accidental death insurance and long term disability insurance; and (ii) an amount equal to two multiplied by the average of annual short term incentive bonus compensation awarded (or the amount of bonus RSUs awarded in lieu) to the Named Executive Officer in each of the three years immediately prior to the termination date. Further, for purposes of this table, in calculating the compensation payable on termination of employment following change of control under the RSU Plan, the PSU Plan and the Stock Option Plan, as applicable, it has been assumed that: (a) all unvested RSUs have been deemed to vest on the termination date; (b) a Performance Percentage (as defined in the PSU Plan) of 100%, being the target Performance Percentage, has been applied to outstanding PSUs as at the termination date (should an acquiror not agree to assume all of the obligations of the Company under the PSU Plan, or the Compensation Committee determines that such assumption is not consistent with the objectives of the PSU Plan, then the Compensation Committee may, in its sole discretion, determine a Performance Percentage from 0- 200% taking into account factors determined by the Compensation Committee, including the objective measure of performance toward achievement of the Performance Measures to the date of the change of control); and (c) all unvested Options immediately vest as at the termination date. The values in this column include RSUs and PSUs granted in respect of the Company’s 2022 compensation.

44	2023 Management Information Circular	B2GOLD

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

EQUITY COMPENSATION PLAN INFORMATION AND BURN RATE INFORMATION

The following table provides certain information regarding compensation plans under which securities of the Company are authorized for issuance in effect as of December 31, 2022:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1) (a)		Weighted- average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(2) (c)
Equity compensation plans approved by Shareholders(1)	Options: RSUs: PSUs:	30,927,141 2,783,709 4,659,763	$4.20 N/A(4) N/A(4)	11,328,307 1,800,589(3)(5) 5,340,237
Equity compensation plans not approved by Shareholders	N/A		N/A	N/A
Total	38,370,613		N/A	18,469,133

Notes:

(1)

Represents Common Shares issuable under the Stock Option Plan, the RSU Plan and the PSU Plan, but excludes Common Shares issuable under Options granted, in connection with the closing of plan of arrangement with Sabina on April 19, 2023 (the “Sabina Arrangement”). The Options granted under the Sabina Arrangement are subject to the terms of the Sabina share compensation plan (the “Sabina Plan”). Under the Sabina Arrangement, 3,342,413 Common Shares were reserved for issuance, which total will be included in the 5.3% maximum number of Common Shares issuable at any time under all Company Plans (as defined below) of the Company. For more information regarding each of the plans, please see a description of each plan at Schedule “A” to this Information Circular.

(2)

Represents Common Shares remaining available for future issuance under all security based compensation arrangements of the Company pursuant to which Common Shares may be issued including, without limitation, the Stock Option Plan, the RSU Plan and the PSU Plan (collectively, “All Company Plans”), in each case as at December 31, 2022. Pursuant to the Stock Option Plan, as at December 31, 2022, the Company was authorized to issue up to 5.3% of the number of issued and outstanding Common Shares on a non-diluted basis at any time, together with any Common Shares reserved for issuance under any other security based compensation arrangement of the Company pursuant to which Common Shares may be issuable. The number of Common Shares available for future issuance under the Stock Option Plan as at December 31, 2022, and taking into account securities reserved for issuance under the All Company Plans, was 11,328,307 and includes Common Shares that have not previously been reserved for an Option grant and Common Shares underlying unexercised Options that have expired or were terminated. The Company is also authorized to issue up to: (i) 25,000,000 RSUs under the RSU Plan, with each RSU entitling the holder thereof to receive a payment in one fully- paid Common Share; and (ii) 10,000,000 Common Shares on vesting of PSUs under the PSU Plan. As at December 31, 2022, there were: (i) 1,800,589 RSUs available for future issuance under the RSU Plan; and (ii) 5,340,237 Common Shares on vesting of PSUs available for future issuance under the PSU Plan, assuming a Performance Percentage (as defined in the PSU Plan) of 100% is applied to currently outstanding PSUs. As the maximum number of Common Shares reserved for issuance under All Company Plans may not exceed 5.3% of the total number of issued and outstanding Common Shares on a non-diluted basis at any time, the future grant of Options, RSUs and/or PSUs pursuant to the Stock Option Plan, the RSU Plan or the PSU Plan, respectively, will potentially reduce the number of Options, RSUs, and PSUs available to be granted pursuant to the relevant plan. Additional information can be found under “Executive Compensation – Incentive Plan Awards”.

(3)

The number of RSUs authorized to be issued under the RSU Plan, and the number of RSUs available for future issuance under the RSU Plan, will increase by 5,000,000 if the Amended RSU Plan Resolution is approved.

(4)	Since RSUs and PSUs do not have an exercise price, they are not factored into the weighted average price calculation.

The following table sets out the annual burn rate percentages in respect of equity securities under the Company’s Stock Option Plan, the RSU Plan and the PSU Plan for the fiscal years ended 2022, 2021 and 2020 calculated in accordance with the TSX Company Manual:

Security	Annual Burn Rate(1)(2) Security Based Compensation Arrangement
	2022	2021	2020
Options	0.43%	1.84%	0.04%
RSUs	0.16%	0.13%	0.18%
PSUs	0.13%	0.12%	0.17%

Notes:

(1)

The burn rates for the Stock Option Plan, the RSU Plan and the PSU Plan, as applicable, are calculated by dividing the number of securities granted under each plan during the applicable fiscal year by the weighted average number of securities outstanding for the applicable fiscal year.

(2)

Does not include (a) Options, RSUs and PSUs granted in 2023 in respect of 2022 compensation or (b) Options granted under the Sabina Plan, which were granted by the Company on April 19, 2023 in connection with the Sabina Arrangement.

B2GOLD	2023 Management Information Circular	45

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

B2GOLD INCENTIVE TRUST PLAN

On June 29, 2007, the Company established the B2Gold Incentive Trust Plan for the benefit of directors, officers, employees and service providers of the Company and issued to the trustees of the B2Gold Incentive Plan, at such time being Messrs. Clive Johnson, Roger Richer, Mark Corra and Tom Garagan, options to acquire 4,955,000 Common Shares. On October 12, 2007, following the exercise of these options, an aggregate of 4,955,000 Common Shares were issued to the trustees of the B2Gold Incentive Plan at a price of $0.02 for gross proceeds of $99,100. Since then, Common Shares have been issued out of the B2Gold Incentive Trust Plan as follows: (i) on July 5, 2011, 1,000,000 Common Shares; (ii) on May 28, 2012, 500,000 Common Shares; (iii) on May 1, 2014, 750,000 Common Shares; and (iv) on June 2, 2016, 1,000,000 Common Shares.

46	2023 Management Information Circular	B2GOLD

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

During the most recently completed financial year and as at the date hereof, there was no indebtedness, other than routine indebtedness, outstanding to the Company or any of its subsidiaries, or to another entity of which indebtedness the Company or any of its subsidiaries has provided a guarantee, support agreement, letter of credit or other similar arrangement or understanding, owed by any current or former executive officers, directors and employees of the Company and its subsidiaries, Director Nominees or any associates of any such executive officers, directors, or Director Nominees.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the informed persons of the Company, nor any Director Nominees, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year, or in any proposed transaction which in either case, has materially affected or would materially affect the Company or any of its subsidiaries, except as disclosed herein.

Applicable securities legislation defines, “informed person” to mean any of the following: (i) a director or executive officer of a reporting issuer; (ii) a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer; (iii) any person or company who beneficially owns, directly or indirectly, voting securities of a reporting issuer or who exercises control or direction over voting securities of a reporting issuer or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution; and (iv) a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or executive officer of the Company at any time since the beginning of the Company’s most recently completed financial year, no Director Nominee and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors, except as set forth in this Information Circular and except for any interest arising from the ownership of shares of the Company where the Shareholder will receive no extra or special benefit or advantage not shared on a pro-rata basis by all holders of shares of the Company.

ANY OTHER MATTERS

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information regarding the Company and its business activities is available under the Company’s profile on the SEDAR website located at https://www.sedar.com and the EDGAR website located at https://www.sec.gov/. The Company’s financial information is provided in the Company’s audited consolidated financial statements and related management discussion and analysis for its most recently completed financial year and may be viewed on the SEDAR website at the location noted above. Shareholders of the Company may request copies of the Company’s audited financial statements and related management discussion and analysis by contacting Randall Chatwin, Senior Vice President Legal and Corporate Communications, Suite 3400, Park Place, 666 Burrard Street, Vancouver, British Columbia V6C 2X8 (Tel: 604-681-8371).

B2GOLD	2023 Management Information Circular	47

SCHEDULE “A”

DESCRIPTION OF B2GOLD’S EQUITY COMPENSATION PLANS

RESTRICTED SHARE UNIT PLAN

The Company adopted the RSU Plan for the benefit of certain executive officers and employees of the Company or of certain related entities of the Company, as well as certain persons designated by the Company who provide services to the Company or certain related entities of the Company that is eligible to receive RSUs pursuant to Form S-8 (or any successor form) under the U.S. Securities Act of 1933, as amended, who are the designated participants of the RSU Plan. Adoption of the RSU Plan was part of the Company’s continuing effort to build upon and enhance long-term Shareholder value. The RSU Plan reflects the Company’s commitment to a long-term incentive compensation structure that aligns the interests of its employees with the interests of its Shareholders. RSUs may be granted by the Compensation Committee, which was appointed to administer the RSU Plan.

As at December 31, 2022, 25,000,000 Common Shares were reserved for issuance pursuant to the RSU Plan and: (i) the Company had issued 23,199,411 RSUs under the RSU Plan (representing approximately 2.16% of the Company’s then issued and outstanding share capital); (ii) 2,783,709 RSUs had been granted for which Common Shares had not yet been issued (representing approximately 0.26% of the Company’s then issued and outstanding share capital); and 1,919,670 RSUs remained available for grant under the RSU Plan (representing approximately 0.18% of the Company’s then issued and outstanding share capital).

The Board has approved the proposed amendment to increase the maximum number of Common Shares issuable under the RSU Plan from 25,000,000 Common Shares to 30,000,000, subject to Shareholder approval of the Amended RSU Plan Resolution at the Meeting. The remaining provisions of the RSU Plan are unchanged. For more information on the Amended RSU Plan Resolution, please see “Business of the Meeting—Amendment to Restricted Share Unit Plan” in this Information Circular.

DESIGNATED PARTICIPANTS

•

Effective as of May 8, 2018, the designated participants of the RSU Plan (the “Designated Participants”) are executive officers and employees of the Company or of certain related entities of the Company, as well as certain persons designated by the Company who provide services to the Company or certain related entities of the Company that is eligible to receive RSUs pursuant to Form S-8 (or any successor form) under the U.S. Securities Act of 1933, as amended.

AWARDING RSUs

•

Subject to Shareholder approval of the Amended RSU Plan Resolution, the maximum number of Common Shares issuable under the RSU Plan will be increased from 25,000,000 to 30,000,000 Common Shares, representing approximately 2.31% of the Company’s issued and outstanding Common Shares as at the date of this Information Circular.

•

The RSU Plan provides that: (i) the maximum number of Common Shares that may be issuable, at any time, under All Company Plans is a number equal to 5.3% of the total number of issued and outstanding Common Shares( on a non-diluted basis) at any time; (ii) the maximum number of Common Shares issuable to insiders, at any time, under All Company Plans, including, without limitation, the RSU Plan, is 5.3% of the Company’s issued and outstanding Common Shares (on a non-diluted basis) at any time; and (iii) the maximum number of Common Shares issued to insiders, within any one year period, under All Company Plans, including, without limitation, the RSU Plan, is 5.3% of the Company’s issued and outstanding Common Shares (on a non-diluted basis) at any time.

•	The number of RSUs granted will be credited to the Designated Participant’s account effective on the grant date.

•

The Compensation Committee will credit a Designated Participant with additional RSUs equal to the product of (i) the aggregate amount of any dividends that would have been paid to the Designated Participant if the RSUs had been Common Shares, divided by (ii) the volume weighted average trading price of the Common Shares on the TSX over the five trading days immediately preceding such date (as more particularly set forth in the RSU Plan) (the “Market Value”) of the Common Shares on the date immediately preceding the date on which the Common Shares began to trade on an ex-dividend basis; provided that no fractional RSUs will be created thereby.

•	Any rights with respect to RSUs will not be transferable or assignable other than for normal estate settlement purposes.

VESTING

•

Unless otherwise determined by the Compensation Committee, one third (1/3) of the RSUs will vest on each of the first, second and third anniversaries of the date that the RSUs are granted, provided, however, in respect of RSUs granted after June 8, 2018, such vesting period shall be the minimum periods permitted for all RSU grants and the Compensation Committee shall not be permitted to reduce any such vesting period.

•	Dividend equivalent RSUs received by a Designated Participant shall vest with the RSUs in respect of which they were credited to the Designated Participant’s account.

B2GOLD	2023 Management Information Circular	A-1

SCHEDULE A

•

In the event that a Designated Participant dies, retires, becomes disabled or is terminated without cause prior to the vesting of the RSUs, the Compensation Committee, in its sole discretion, may determine whether or not any or all of the RSUs or any dividend equivalent RSUs shall be considered to have vested.

•

If a Designated Participant’s employment ceases prior to the vesting of the RSUs because of the death, retirement or disability of the Designated Participant or because of termination without cause or resignation for good reason, a pro rata portion of the Designated Participant’s RSUs that are scheduled to vest on the next scheduled vesting date set forth in the grant notice for such RSUs shall vest, based on the number of days since the grant date to the date of death, retirement, disability, termination or resignation, as the case may be, in relation to the total number of days from the grant date to such vesting date. Such RSUs shall be redeemed and certificates shall be issued to the Designated Participant or the Designated Participant’s beneficiary or estate in accordance with the RSU Plan.

•	If a Designated Participant is terminated for cause or resigns without good reason, all of his or her RSUs will immediately expire as of the date of termination.

REDEMPTION

•	Two business days after an RSU is fully vested, each RSU entitles the holder, subject to the terms of the RSU Plan, to receive one Common Share.

•

If a fully vested RSU is redeemable during an interval of time which the Company has determined pursuant to applicable securities laws or any policy of the Company that no Designated Participant may trade any securities of the Company (a “Blackout Period”) or within two business days after the date on which a Blackout Period ends, the vested RSU shall be redeemed on the date that is the second business day after the date on which the Blackout Period ends.

CHANGE OF CONTROL

•

If there is a corporate transaction that results in any person or group of persons acquiring more than 20% of the Company’s outstanding Common Shares or substantially all of the Company’s assets, or the incumbent members of the Board of Directors no longer constitute a majority of the board, a change of control will have occurred for the purposes of the RSU Plan.

•

In the event of a change of control, if the RSU Plan is assumed by the Acquirer (as defined in the RSU Plan), an Affiliate thereof (as defined in the RSU Plan) or the successor of the Company, for Designated Participants whose employment thereafter ceases for any reason other than resignation without good reason or termination for cause, all unvested RSUs held by Designated Participants will immediately be deemed to vest and the Company shall, at its option, issue Common Shares or pay a cash amount equal to the Market Value of such vested RSUs to the Designated Participant.

•

In the event of a change of control, should the Acquirer, an Affiliate thereof or the successor of the Company not agree to assume all of the obligations of the Company under the RSU Plan, all unvested RSUs held by Designated Participants will immediately be deemed to vest and the Company shall, at its option, issue Common Shares or pay a cash amount equal to the Market Value of such vested RSUs to the Designated Participant.

AMENDMENT

•

Subject to the terms of the RSU Plan, the Board may amend, suspend or terminate the RSU Plan at any time without Shareholder approval, unless Shareholder approval is required by law or by the rules, regulations and policies of the TSX, provided that, without the consent of a Designated Participant, such amendment, suspension or termination may not in any manner adversely affect the Designated Participant’s rights.

•	Without limiting the generality of the foregoing, the Board may approve amendments relating to the RSU Plan, without obtaining Shareholder approval, to the extent that such amendment:

•	is of a typographical, grammatical, clerical or administrative nature or is required to comply with applicable regulatory requirements;

•	is an amendment relating to administration of the RSU Plan and eligibility for participation under the RSU Plan;

•	changes the terms and conditions on which RSUs may be or have been granted pursuant to the RSU Plan, including change to the vesting provisions of the RSUs;

•	changes the termination provisions of an RSU or the RSU Plan; or

•	is an amendment of a “housekeeping nature”.

A-2	2023 Management Information Circular	B2GOLD

SCHEDULE A

•	Shareholder approval will be required for the following amendments to the RSU Plan:

•	increasing the number of securities issuable under the RSU Plan, other than in accordance with the terms of the RSU Plan;

•

making a change to the class of Designated Participants that would have the potential of broadening or increasing participation by insiders, or otherwise adding any Non-Employee Director of the Company to the class of Designated Participants;

•	amending the restriction on transferability of RSUs;

•	permitting awards other than RSUs to be made under the RSU Plan; and

•	deleting or reducing the amendments that require Shareholder approval under the RSU Plan.

ADJUSTMENT

•

In the event of any stock dividend, stock split, combination or exchange of shares, merger, amalgamation, arrangement or other scheme of reorganization, spin-off or other distribution of the Company’s assets to Shareholders (other than the payment of cash dividends in the ordinary course), or any other change in the capital of the Company affecting Common Shares, such adjustments, if any, as the Compensation Committee (or such other committee or persons (including the Board of Directors) as may be designated from time to time to administer the RSU Plan) may deem appropriate to preserve proportionately the interests of Designated Participants as a result of such change shall be made with respect to the outstanding RSUs.

PERFORMANCE SHARE UNIT PLAN

The Company adopted the PSU Plan for the benefit of the Company’s executives, employees and other eligible consultants under the PSU Plan.

As at December 31, 2022, 10,000,000 Common Shares were reserved for issuance pursuant to the PSU Plan and: (i) the Company had issued 4,659,763 PSUs under the PSU Plan (representing approximately 0.43% of the Company’s then issued and outstanding share capital); and (ii) PSUs redeemable to acquire 5,340,237 Common Shares remained available for grant under the PSU Plan (assuming a Performance Percentage of 100%, in respect of previously granted PSUs), representing approximately 0.50% of the Company’s then issued and outstanding share capital.

DESIGNATED PARTICIPANTS

•

The PSU Plan is administered by the Compensation Committee. Executive officers, employees of the Company or of certain related entities of the Company, and certain persons designated by the Company who provide services to the Company or to certain related entities of the Company that are eligible to receive PSUs pursuant to Form S-8 (or any successor form) under the U.S. Securities Act of 1933, as amended, and the permitted assigns of each such executive officer, employee or person designated by the Company (for the purposes of this section, the “Designated Participants”) are eligible to participate in the PSU Plan. The Compensation Committee is entitled to exercise its discretion to restrict participation under the PSU Plan.

•

The number of PSUs granted to a Designated Participant will be credited to such Designated Participant’s account effective on the grant date. Further, whenever a dividend is paid on the Common Shares of the Company, the Compensation Committee will credit a Designated Participant with additional PSUs equal to the product of (i) the aggregate amount of any dividends that would have been paid to the Designated Participant if the PSUs recorded in such Designated Participant’s account had been Common Shares, whether or not vested, divided by (ii) the volume weighted average trading price of the Common Shares on the TSX over the five trading days immediately preceding such date (as more particularly set forth in the PSU Plan) (the “Market Value”) of the Common Shares on the trading date immediately preceding the date on which the Common Shares began to trade on an ex-dividend basis, rounded down to the next whole number of PSUs.

MAXIMUM NUMBER OF COMMON SHARES ISSUABLE

•

Under the PSU Plan, up to a maximum of 10,000,000 Common Shares are reserved for issuance pursuant to the PSU Plan, representing approximately 0.93% of the Company’s issued and outstanding share capital as at December 31, 2022.

•

Furthermore, the PSU Plan provides that: (i) the maximum number of Common Shares that may be issuable, at any time, under All Company Plans, including, without limitation, the PSU Plan, shall not exceed 5.3% of the issued and outstanding Common Shares (on a non-diluted basis); (ii) the maximum number of securities issuable to insiders, at any time, under All Company Plans, including, without limitation, the PSU Plan, will not exceed 5.3% of the total issued and outstanding Common Shares (on a non-diluted basis); and (iii) the maximum number of securities issuable to insiders, within any one year period, under All Company Plans, including, without limitation, the PSU Plan, will not exceed 5.3% of the total issued and outstanding Common Shares (on a non-diluted basis).

B2GOLD	2023 Management Information Circular	A-3

SCHEDULE A

VESTING

•

The PSUs vest on the date that the Board approves the Performance Percentage (defined below), such date being as soon as practicable following the expiry of a time-based performance period (the “Performance Period”). The duration of the Performance Period applicable to a specific PSU grant will be determined at the time of the grant by the Compensation Committee. In addition, the Compensation Committee will determine the performance measures that may, without restriction, be taken into consideration in granting PSUs under the PSU Plan, which measures may include, without limitation, any one or more of the following: (i) total shareholder return, absolute or relative; (ii) the market price of the Common Shares from time to time; (iii) the financial performance or results of the Company or any Related Entity, or a business unit or division thereof; (iv) other operational or performance criteria relating to the Company or any Related Entity or a business unit or division thereof, including the achievement of corporate or personal objectives, and/or the attainment of milestones relating to financial, operational, strategic or other objectives of the Company; (v) activities related to growth of the Company, any Related Entity or a business unit or division thereof; (vi) health and safety performance of the Company, a Related Entity or a business unit or division thereof; (vii) the execution of the Company’s strategic plan as determined by the Board; (viii) other performance criteria and results relating to the Designated Participants, the Company, a Related Entity or a business unit or division thereof; and (ix) such additional or other measures as the Compensation Committee or the Board, in their sole discretion, consider appropriate in the circumstances (collectively, the “Performance Measures”). The Performance Measures applicable to a grant of PSUs will be set forth in the applicable grant notice in respect of such grant.

•

Following the date the Performance Period, or the Additional Period (as defined below) if applicable, ends for a particular PSU grant, the Compensation Committee will assess the performance of the Company and/or the Designated Participant for the applicable period based on the Performance Measures. Upon the assessment of all Performance Measures and considering the weighting of individual measures, the Compensation Committee shall determine the applicable performance percentage, which shall be a percentage from 0 to 200 (the “Performance Percentage”). Upon the determination of the Performance Percentage, the number of Common Shares issuable for each vested PSU shall be determined by multiplying the number of vested PSU by the applicable Performance Percentage.

•

In the event that a Designated Participant dies, retires, becomes disabled, resigns for Good Reason (as defined in the PSU Plan) or is terminated without cause prior to the vesting of the PSUs, all of the PSUs (and any dividend equivalent PSUs in respect of such PSUs) held by the Designated Participant will remain outstanding for such period of time determined by the Compensation Committee, in its sole discretion (the “Additional Period”), which Additional Period may be shorter than the original Performance Period. All outstanding PSUs (and any dividend equivalent PSUs in respect of such PSUs) shall continue to be eligible to become vested in accordance with the terms of the PSU Plan and achievement of Performance Measures as set forth in the applicable grant notice during the Additional Period, as determined by the Compensation Committee in accordance with the PSU Plan. All PSUs (and any dividend equivalent PSUs in respect of such PSUs) that remain unvested at the end of the Additional Period and the Compensation Committee’s determination of the Performance Percentage pursuant to the PSU Plan will expire, and the Designated Participant will have no further rights in respect of such PSUs (and dividend equivalent PSUs).

•

In the event that a Designated Participant’s employment ceases prior to the redemption of their vested PSUs because of termination for cause or because of resignation other than for Good Reason, all PSUs (and any dividend equivalent PSUs credited in respect thereof), whether or not vested, will immediately expire.

REDEMPTION

•

Vested PSUs will be redeemable by the Company as soon as practicable following the vesting date and in no event will the redemption date for any vested PSU be later than 60 days following the vesting date of such PSU. The number of Common Shares issuable from treasury to a Designated Participant will be determined by multiplying the number of vested PSUs by the applicable Performance Percentage.

•

If a fully vested PSU is redeemable during an interval of time which the Company has determined pursuant to applicable securities laws or any policy of the Company that no Designated Participant may trade any securities of the Company (a “Blackout Period”) or within two business days after the date on which a Blackout Period ends, the vested PSU shall be redeemed on the date that is the second business day after the date on which the Blackout Period ends.

TRANSFERABILITY

•

Any rights with respect to PSUs will not be transferable or assignable other than for normal estate settlement purposes; provided, however, a Designated Participant may transfer or assign PSUs to a permitted assign of such Designated Participant subject to the provisions of the PSU Plan and applicable grant notice.

A-4	2023 Management Information Circular	B2GOLD

SCHEDULE A

CHANGE OF CONTROL

•

In the event that: (i) any person or group of persons acquires more than 20% of the Company’s outstanding Common Shares; (ii) there is a consummation of a sale of all or substantially all of the Company’s assets; (iii) the incumbent members of the Board of Directors are removed and/or no longer constitute a majority of the Board; or (iv) there is a consummation of a corporate reorganization transaction which has substantially the same effect as one or more of the foregoing, a “change of control” of the Company will have occurred for the purposes of the PSU Plan.

•

In the event of a change of control of the Company, should the person or group acquiring the Common Shares of the Company, or an affiliate of such person or group or the successor of the Company, does not agree to assume all of the obligations of the Company under the PSU Plan, or the Compensation Committee determines that such assumption is not consistent with the objectives of the PSU Plan or that the Performance Measures will be adversely affected by such assumption, all unvested PSUs held by Designated Participants will immediately be deemed to vest as of the effective date of such change of control. The Compensation Committee shall determine, in its sole discretion, the Performance Percentage to be applied to the vested PSUs based on factors determined by the Compensation Committee, including the objective measure of performance toward achievement of the Performance Measures and such other factors as the Compensation Committee determines appropriate in the circumstances, and the Company shall, at its option, issue Common Shares or pay a cash amount equal to the Market Value of such vested PSUs as of the effective date of such change of control to the Designated Participant. However, notwithstanding the foregoing, the Compensation Committee may terminate all or part of the PSU Plan if it determines that it is appropriate to do so upon a change of control and, in the event of such termination, the PSU Plan shall terminate on the effective date of such change of control of the Company on such terms and conditions as the Compensation Committee may determine.

AMENDMENTS TO THE PSU PLAN

•

Subject to the terms of the PSU Plan, the Board may amend, suspend or terminate the PSU Plan at any time without Shareholder approval, unless Shareholder approval is required by law or by the rules, regulations and policies of the TSX for any purpose which the Board, in its good faith opinion, believes may be expedient or desirable (provided that, without the consent of a Designated Participant, such amendment, suspension or termination may not in any manner adversely affect the Designated Participants’ rights).

•	Without limiting the generality of the foregoing, the Board may approve the following amendments relating to the PSU Plan, without obtaining Shareholder approval, to the extent that such amendment:

•	is of a typographical, grammatical, clerical or administrative nature or is required to comply with applicable regulatory requirements;

•	is an amendment relating to administration of the PSU Plan and eligibility for participation under the PSU Plan;

•	changes the terms and conditions on which PSUs may be or have been granted pursuant to the PSU Plan, including change to the vesting provisions of the PSUs;

•	changes the termination provisions of a PSU or the PSU Plan; or

•	is an amendment of a “housekeeping nature”.

•	Shareholder approval will be required for the following amendments to the PSU Plan:

•	increasing the number of securities issuable under the PSU Plan, other than in accordance with the terms of the PSU Plan;

•

making a change to the class of Designated Participants that would have the potential of broadening or increasing participation by insiders, or otherwise adding any Non-Employee Director of the Company to the class of Designated Participants;

•	amending the restriction on transferability or assignability of PSUs;

•	permitting awards other than PSUs to be made under the PSU Plan; and

•	deleting or reducing the amendments that require Shareholder approval under the PSU Plan.

ADJUSTMENT UNDER THE PSU PLAN

•

In the event of any stock dividend, stock split, combination or exchange of shares, merger, amalgamation, arrangement or other scheme of reorganization, spin-off or other distribution of the Company’s assets to Shareholders (other than the payment of cash dividends in the ordinary course), or any other change in the capital of the Company affecting common shares, such adjustments, if any, as the Compensation Committee (or such other committee or persons (including the Board of Directors) as may be designated from time to time to administer the PSU Plan) may deem appropriate to preserve proportionately the interests of Designated Participants as a result of such change shall be made with respect to the outstanding PSUs.

B2GOLD	2023 Management Information Circular	A-5

SCHEDULE A

STOCK OPTION PLAN

The purpose of the Stock Option Plan is to provide eligible persons with an opportunity to purchase Common Shares and to benefit from the appreciation in the value of such Common Shares. The Stock Option Plan increases the Company’s ability to attract individuals of exceptional skill by providing them with the opportunity, through the exercise of Options, to benefit from the growth of the Company. The Board of Directors has the authority to determine the directors, officers, employees and consultants to whom Options will be granted, the number of Options to be granted to each person and the price at which Common Shares may be purchased, subject to the terms and conditions set forth in the Stock Option Plan.

The Stock Option Plan is a “rolling” stock option plan and is the current incentive stock option plan of the Company. As at December 31, 2022, there were 30,927,141 Options issued and outstanding under the Stock Option Plan, representing approximately 2.88% of the Company’s issued and outstanding share capital as at that date.

Under the Stock Option Plan, and taking into account the issued Options as at December 31, 2022, together with: (i) the 1,800,589 RSUs which are available for grant under the RSU Plan; (ii) the 23,199,411 RSUs which have been granted and remained outstanding under the RSU Plan; and (iii) the 10,000,000 Common Shares that may be issued on vesting of PSUs granted or to be granted under the PSU Plan, in each case as at December 31, 2022, an aggregate 11,328,307 Common Shares are available for future Option grants in accordance with the terms of the Stock Option Plan, representing approximately 1.05% of the Company’s issued and outstanding share capital as at December 31, 2022.

A summary of the material terms of the Stock Option Plan is set forth below and is subject to and qualified in its entirety by the provisions of the Stock Option Plan. Reference should be made to the provisions of the Stock Option Plan, with respect to any particular provision described below.

ELIGIBLE PARTICIPANTS

•

Effective as of May 8, 2018, the eligible participants of the Stock Option Plan, subject to all applicable laws, are any officer, employee, or consultant of the Company or any of its associated, affiliated, controlled or subsidiary companies that is eligible to receive an Option pursuant to Form S-8 (or any successor form) under the U.S. Securities Act of 1933, as amended (each, a “Participant”).

AWARDING OPTIONS

•

The maximum number of Common Shares issuable pursuant to the Stock Option Plan, together with the Common Shares issuable pursuant to All Company Plans, is a number equal to 5.3% of the total number of issued and outstanding Common Shares on a non-diluted basis at any time.

•

Furthermore, the Stock Option Plan provides that: (i) the maximum number of Common Shares issuable to insiders at any time pursuant to the Stock Option Plan, together with the Common Shares issuable pursuant to All Company Plans, will not exceed 5.3% of the total number of issued and outstanding Common Shares (on a non-diluted basis) at the time of the grant; (ii) the maximum number of Common Shares issued to insiders within any one-year period pursuant to the Stock Option Plan, together with the Common Shares issuable pursuant to All Company Plans, in aggregate, will not exceed 5.3% of the total number of issued and outstanding Common Shares (on a non-diluted basis) at the time of the grant; and (iii) the maximum number of Common Shares issuable to any one individual within any one-year period pursuant to the Stock Option Plan, together with the Common Shares issuable pursuant to All Company Plans, shall not exceed 5% of the total number of issued and outstanding Common Shares (on a non-diluted basis) at the time of the grant.

•

Options that expire unexercised or are otherwise terminated or cancelled will be returned to the Stock Option Plan and may be made available for future option grant pursuant to the provisions of the Stock Option Plan.

VESTING AND CHANGE OF CONTROL

•	The vesting period of all Options shall be determined by the Board of Directors, provided that:

•	Options granted to the CEO of the Company on or after May 8, 2018 shall vest in equal increments on the first, second, third, fourth, and fifth anniversaries of the relevant grant date;

•

if there is a corporate transaction that results in any person or group of persons acquiring more than 20% of the Company’s outstanding Common Shares or substantially all of the Company’s assets, or the incumbent members of the Board of Directors no longer constitute a majority of the board, a “change of control” will have occurred for the purposes of the Stock Option Plan;

•

in the event of a change of control of the Company, other than in the circumstances of an Offer (as defined below) in respect of Options granted prior to April 28, 2021, where the person(s) acquiring control of the Company agree to assume all of the

A-6	2023 Management Information Circular	B2GOLD

SCHEDULE A

obligations of the Company under the Stock Option Plan, the Stock Option Plan and all outstanding Options will continue on the same terms and conditions, provided that for Participants whose employment thereafter ceases for any reason other than resignation without good reason or termination for cause, Common Shares subject to each Option held by such Participant shall immediately vest and become purchasable on the date of such termination; and

•

in the event of a change of control of the Company, other than in the circumstances of an Offer (as defined below) in respect of Options granted prior to April 28, 2021, should the person(s) acquiring control of the Company not agree to assume all of the obligations of the Company under the Stock Option Plan, Common Shares subject to each Option held by each Participant shall immediately vest and become purchasable so as to permit the Participant to participate as a holder of Common Shares in the transaction to complete the change of control of the Company.

EXERCISE

•	Options may be exercisable for a period of up to a maximum term of:

•	10 years from the grant date, in respect of Options granted prior to April 28, 2021; or

•	five years from the first business day after the grant date, in respect of Options granted on or after April 28, 2021,

such period to be determined by the Board of Directors, subject to any extension of the expiry date of any Options during a Blackout Period in accordance with the terms of the Stock Option Plan, and the Options are non-transferable and non-assignable, other than by will or the laws of descent and distribution.

•

The Board of Directors shall fix the exercise price of each Option at the time the Option is granted, provided that such exercise price is not less than the closing market price on the last day Common Shares were traded prior to the grant date of such Options or such other minimum price as may be required by the TSX.

EFFECT OF TERMINATION OF EMPLOYMENT OR DEATH

•

Options held by an individual who ceases to be employed by the Company or its associated, affiliated, controlled or subsidiary companies, as the case may be, for cause or is removed from office or becomes disqualified from being a director will terminate immediately.

•

Options held by an optionee who ceases to be employed or retained by the Company or its associated, affiliated, controlled or subsidiary companies, as the case may be, other than by reason of death or termination for cause, or ceases to be a director other than by reason of death, removal or disqualification, at the effective date thereof and to the extent exercisable at such date may be exercised in whole or in part for a period that is the earlier of: (i) 90 days after the optionee ceases active employment with the Company; (ii) 90 days after the date of delivery of written notice of retirement, resignation or termination; (iii) the expiration date fixed by the Board of Directors; or (iv) the date that the Option expires in accordance with its terms.

•

In the event of death of an optionee, any Option held as at the date of death is immediately exercisable in whole or in part, only if and to the extent that the optionee was entitled to exercise the Option at the date of the optionee’s death, for a period of one year after the date of death or prior to the expiry of the Option term, whichever is sooner.

EFFECT OF TAKE-OVER BID

•

If a bona fide offer (the “Offer”) for Common Shares is made to an optionee, to Shareholders generally or to a class of Shareholders which includes the optionees, which Offer, if accepted in whole or in part, would result in the offeror acquiring control of more than 20% of the voting rights attached to all the outstanding voting securities of the Company, the Company shall, immediately upon receipt of the notice of the Offer, notify each optionee currently holding an Option that was granted prior to April 28, 2021 of the Offer with full particulars thereof; whereupon such Option that was granted prior to April 28, 2021 may be exercised by the optionees so as to permit the optionees to tender the Common Shares received upon such exercise pursuant to the Offer.

AMENDMENT

•

The Board of Directors may from time to time, subject to applicable law and to the prior approval, if required, of the TSX or any other regulatory body having authority over the Company, the Stock Option Plan or the Shareholders, suspend, terminate, or discontinue the Stock Option Plan at any time, except with respect to any Option then outstanding under the Stock Option Plan.

B2GOLD	2023 Management Information Circular	A-7

SCHEDULE A

•

The Board may amend or revise the terms of the Option Plans or of any Option granted under the Stock Option Plan and/or the option agreement relating thereto at any time without the consent of the optionees, provided that such amendment shall: (i) not adversely alter or impair any Option previously granted except as permitted by the adjustment provisions of the Stock Option Plan; (ii) be subject to any regulatory approvals including, where required, the approval of the TSX; (iii) be subject to Shareholder approval, where required by law or the requirements of the TSX, and provided that Shareholder approval shall not be required for the following amendments, without limitation: (a) are amendments of a “housekeeping” nature; (b) change the vesting provisions of the Stock Option Plan or any Option; (c) change the termination provisions of any Option that does not entail an extension beyond the original expiration date (as such date may be extended as a result of a blackout period); and (d) change the eligible participants of the Stock Option Plan.

•

The Board, absent prior approval of the Shareholders and of the TSX or any other regulatory body having authority over the Company, will not be entitled to: (i) increase the maximum percentage of Common Shares issuable by the Company pursuant to the Stock Option Plan; (ii) amend an Option grant to effectively reduce the exercise price or extend the expiry date; (iii) make a change to the class of eligible participants which would have the potential of broadening or increasing participation by insiders, or otherwise adding any Non-Employee Director of the Company to the class of Eligible Persons; (iv) add any form of financial assistance; (v) amend the Stock Option Plan in order to permit Options to be transferable or assignable other than as provided for by the Stock Option Plan; or (vi) amend this provision of the Stock Option Plan.

DIRECTORS DEFERRED SHARE UNIT PLAN

The DSU Plan was amended by the Board on August 10, 2021 to implement certain non-material amendments concurrent with the adoption of the DRPU Plan (as defined below), including to provide participants with flexibility to nominate up to four redemption dates (not to exceed the existing redemption date timeframes) and to address the application of both US and Canadian tax laws in certain circumstances.

Non-executive directors are not eligible to participate in the Stock Option Plan, RSU Plan or the PSU Plan. Pursuant to the terms of the DSU Plan, the Board shall administer the DSU Plan and is authorized to delegate any of its administrative responsibilities under the DSU Plan to one or more persons, including, without limitation, one or more officers and/or employees of the Company. Any bona fide director of the Company who is not otherwise an employee, consultant or officer of the Company or of a Related Entity (as defined in the DSU Plan) (each an “Eligible Person”) is eligible to participate in the DSU Plan, provided that a director serving as a chair of the Board and not otherwise an employee, consultant or officer may be considered an Eligible Person, at the discretion of the Board.

Some of the key features of the DSU Plan include the following, among others:

GRANT OF DSUs

•

The Board may grant DSUs to an Eligible Person whose services to the Company are sufficient to warrant participation in the DSU Plan (a “Participant”). The number of DSUs to be credited to a Participant’s account, and the date on which such DSUs will be credited to such Participant’s account, will be such number of DSUs and such date the Board determines to be appropriate in the circumstances.

ELECTION TO RECEIVE DSUs

•

A Participant may elect to receive 50% or 100% of such Participant’s total cash compensation earned in the applicable financial year (the “Elected Amount”) in DSUs, with the balance, if any, being paid in cash at the time such amounts would be paid in the ordinary course. Such DSUs will be credited to such Participant’s account on the last business day of each financial quarter, subject to any blackout period, or such other date as the Board determines appropriate. The number of DSUs to be credited to such Participant’s account will be determined by dividing the Elected Amount in respect of the applicable financial quarter, by the Fair Market Value (as defined in the DSU Plan) as at the date the DSUs are credited, or such other date as determined by the Board.

DIVIDEND EQUIVALENTS

•

On any date on which a cash dividend is paid on the Common Shares, Participants who have DSUs credited to their accounts as of the record date for such dividend will be credited with “dividend equivalent” DSUs, calculated in accordance with the terms of the DSU Plan.

A-8	2023 Management Information Circular	B2GOLD

SCHEDULE A

TERMINATION OF SERVICE

•

On the applicable redemption date, the Company will pay a Participant, who has terminated service to the Company, cash equal to the Fair Market Value of the Common Shares on the applicable separation date, multiplied by the number of DSUs set forth on the redemption notice, or, if no redemption notice is received, as recorded to such Participant’s account, net of any applicable withholding tax.

•

In the event of death of a Participant who has not otherwise terminated service to the Company, the Company will, within two months of such Participant’s death, pay cash equal to the Fair Market Value of the Common Shares on the date of death, multiplied by the number of DSUs recorded to the Participant’s account, net of any applicable withholding tax, to or for the benefit of the beneficiaries of such Participant.

RESTRICTED PHANTOM UNIT PLAN FOR DIRECTORS

On August 10, 2021, the Board approved a cash-settled Restricted Phantom Unit Plan for Directors (the “DRPU Plan”). Any Eligible Person is able to participate in the DRPU Plan, provided that a director serving as a chair of the Board and not otherwise an employee, consultant or officer may be considered an Eligible Person, at the discretion of the Board.

GRANT OF DRPUs

•

The Board shall administer the DRPU Plan and may grant restricted phantom units (“RPUs”) to an Eligible Person whose services to the Company are sufficient to warrant participation in the DRPU Plan (a “Designated Participant”). The Board may from time to time grant RPUs to such Designated Participants as may be determined by the Board in its sole direction with effect from such dates as the Board may specify in the grant notice.

VESTING OF RPUs

•

The Board shall determine the vesting dates and proportion of RPUs to vest on each such vesting date at the time of such grant, and shall specify the vesting dates in the grant notice (each such date a “Designated Vesting Date”), provided that each Designated Vesting Date shall be no later than the third anniversary of the applicable grant date.

•

RPUs and any dividend equivalent RPUs shall vest on the earliest of the Designated Vesting Date, the Change of Control Date (as defined in the DRPU Plan), the death of a Designated Participant or such other date as the Board may determine.

DIVIDEND EQUIVALENTS

•

On any date on which a cash dividend is paid on the Common Shares, Designated Participants who have RPUs credited to their accounts as of the record date for such dividend will be credited with “dividend equivalent” RPUs, calculated in accordance with the terms of the DRPU Plan.

REDEMPTION OF RPUs

•

RPUs shall be redeemed on the redemption date, being the date that is two business days following the vesting date. On the applicable redemption date, the Company shall redeem all vested RPUs by paying to the Designated Participant an amount of cash equal (i) to the number of vested RPUs multiplied by (ii) the volume weighted average trading price of the Common Shares on the TSX over the five trading days immediately preceding such date (as more particularly set forth in the DRPU Plan) (the “Market Value”) on the vesting date, calculated in accordance with the DRPU plan, net of any withholding tax or statutory deductions.

•	If a Designated Participant has terminated service prior to the vesting date of any RPUs, such RPUs shall continue and shall vest after the separation date on the scheduled Designated Vesting Dates.

•

In the event of a Change of Control (as defined in the DRPU Plan), all unvested RPUs shall immediately vest and the Company shall redeem all such vested RPUs by paying to each such Designated Participant a cash amount equal to the Market Value of such vested RPUs, calculated in accordance with the DRPU Plan, as of the Change of Control Date.

SABINA SHARE COMPENSATION PLAN

On April 19, 2023, the Company completed its plan of arrangement (the “Sabina Arrangement”) with Sabina Gold & Silver Corp. (“Sabina”) to acquire all of the issued and outstanding common shares of Sabina (the “Sabina Shares”). Pursuant to the terms of

B2GOLD	2023 Management Information Circular	A-9

SCHEDULE A

the Sabina Arrangement, among other things, (i) all outstanding deferred share units and restricted share units of Sabina were assigned and transferred by the holder thereof to Sabina in exchange for a cash payment in accordance with the Sabina Arrangement; and (ii) all outstanding options of Sabina (“Sabina Options”) issued under the Sabina share compensation plan (the “Sabina Plan”) were transferred to the Company in exchange for options to purchase from the Company such number of Common Shares as determined in accordance with the Sabina Arrangement (“Sabina Replacement Options”). All terms and conditions of the Sabina Replacements Options, including the vesting terms and conditions to and manner of exercising, are the same as the Sabina Option so exchanged, and shall be governed by the terms of the Sabina Plan and other documents evidencing the Sabina Options. The Sabina Replacement Options are exercisable until the original expiry date of such Sabina Option.

Pursuant to the Sabina Arrangement, 8,643,750 Sabina Options were transferred to B2Gold in exchange for 3,342,413 Sabina Replacement Options and no deferred share units or restricted share units remain outstanding. Other than the Sabina Replacement Options outstanding upon completion of the Sabina Arrangement, B2Gold does not intend to grant any further stock options, restricted share units or deferred share units under the Sabina Plan.

Below is a summary of certain terms of the Sabina Plan, and is subject to and qualified in its entirety by the provisions of the Sabina Plan, a copy of which can be found on Sabina’s SEDAR profile at https://www.sedar.com.

ADMINISTRATION OF THE SABINA PLAN

The Sabina Plan are administered by the Company’s Compensation Committee, or such other committee of the Board or such other committee of persons (including, in the absence of a committee, the Board) as may be designated by the Board.

SABINA REPLACEMENT OPTIONS

Sabina Replacement Options entitle the holder thereof to the issuance of Common Shares upon achievement of the vesting criteria and payment of the applicable exercise price, subject to certain other considerations. Sabina Replacement Options granted under the Sabina Plan will be exercisable for Common Shares issued from treasury once the vesting criteria established by the compensation committee of Sabina (the “Sabina Committee”) at the time of the grant have been satisfied. Alternatively, holders of Sabina Replacement Options may elect a “cashless” exercise of Sabina Replacement Options or exercise their “Share Appreciation Right” (as such term is defined below), in lieu of paying the exercise price.

A participant may elect a “cashless” exercise if the Common Shares issuable on exercise of a Sabina Replacement Option are to be immediately sold. A holder of a Sabina Replacement Option has the right (the “Share Appreciation Right”), in lieu of the right to exercise a Sabina Replacement Option, to surrender such Sabina Replacement Option in whole or in part (the “Surrendered Option”) by notice in writing delivered by the holder of the Sabina Replacement Option to the Company, in such form as may be acceptable to the Compensation Committee, electing to exercise the Share Appreciation Right, in lieu of receiving the Common Shares to which the Surrendered Option, or relevant portion thereof, relates. A holder of a Sabina Replacement Option exercising a Share Appreciation Right shall receive that number of Common Shares, which is equal to the quotient obtained by (x) subtracting the exercise price from the Market Price as at the date of the exercise of the Share Appreciation Right and multiplying the remainder by the number of Common Shares being acquired; and (y) dividing the product obtained under (x), above, by the Market Price as at the date of the exercise of the Share Appreciation Right.

EXERCISE PRICE AND EXPIRY DATE

The Sabina Committee determined the exercise price and expiry date of each Sabina Option. No Sabina Replacement Option shall be exercisable after the earlier of: (i) with respect to Sabina Replacement Options granted prior to May 25, 2022, ten years from the date on which such options were granted; (ii) with respect to Sabina Replacement Options granted on or after May 25, 2022, five years from the date on which such options were granted; and (iii) the latest date permitted under applicable regulatory rules and regulations.

VESTING PROVISIONS

Unless otherwise specified, Sabina Replacement Options will vest as to one-third of the number of such Sabina Replacement Options, on each of the original date of grant by Sabina, and the first and second anniversaries of the original date of grant by Sabina, or, in respect of Sabina Replacement Options originally granted by Sabina after May 3, 2019, such Sabina Replacement Options granted to a participant shall vest, as to one quarter of the number of such Sabina Replacement Options, on each of the original date of grant by Sabina and the first, second and third anniversaries of the original date of grant by Sabina.

A-10	2023 Management Information Circular	B2GOLD

SCHEDULE A

TERMINATION FOR CAUSE, CEASING TO BE AN ELIGIBLE PERSON AND DEATH

The following summarizes the circumstances in which a participant’s Sabina Replacement Options will terminate and the resulting treatment of their unvested and vested Sabina Replacement Option:

(i)

if a participant ceases to be an Eligible Person (other than in the circumstances described in paragraphs (ii), (iii) or (iv), below), then only the portion of the Sabina Replacement Option that is vested and exercisable as of the Termination Date may be exercised by the participant, and any such exercise must be during the period ending on the earlier of (A) ninety days after the Termination Date and (B) the original expiry date of such Sabina Replacement Option, after which period the Sabina Replacement will expire, and for greater certainty, any portion of the Sabina Replacement Option that is unvested as of the Termination Date shall terminate on the Termination Date;

(ii)

if a participant is terminated by the Company or an Affiliate of the Company for Cause or a participant’s contract as a Consultant is terminated by the Company or an Affiliate of the Company before its normal termination date for Cause, including where a participant resigns from their employment or terminates their contract as a Consultant after being requested to do so by the Company or an Affiliate of the Company, as an alternative to being terminated for Cause, and as a result the participant ceases to be an Eligible Person, then all Sabina Replacement Options held by such participant (including those Sabina Replacement Options that have vested) shall terminate on the Termination Date; and

(iii)	if a participant ceases to be an Eligible Person due to their death or if a participant’s contract as a Consultant is frustrated before its normal termination date due to death, then:

A.

the Sabina Replacement Option will continue to be exercisable (to the extent it is vested) after the death of the participant and any exercise of the Sabina Replacement Option must be effected by a legal representative of the participant’s estate or by a person who acquires the participant’s rights under the Option by bequest or inheritance, and such Option will expire on the earlier of (a) twelve months after the Termination Date and (b) the original expiry date of such Option,

B.

any portion of the Sabina Replacement Option that is unvested as of the Termination Date shall continue to vest in accordance with the vesting provisions in the applicable award agreement and Section 9.4 of the Sabina Plan, and

C.	any portion of the Sabina Replacement Option that is unvested as of the end of the period set out in paragraph (A), above, shall terminate.

The foregoing is subject to the right of the Committee to set, at the time an Option is granted, shorter or longer periods for exercise (not later than the original expiry date of such Option) with respect to a particular participant; and the right of the Board of Directors to set, after the time an Option is granted, shorter (with the consent of the participant) or longer periods for exercise (not later than the original expiry date of such Option) with respect to a particular participant or group of participants by Sabina.

BLACKOUT PERIOD

Under the Sabina Plan, should the term of a Sabina Replacement Option expire on a date that falls within a blackout period or within nine business days following the expiration of a blackout period, such expiration date will be automatically extended to the tenth business day after the end of the blackout period, provided that, with respect to Sabina Replacement Options awarded to U.S. Participants, subject to provisions in the Sabina Plan related to State of California residents, the expiry date will not extend beyond (i) the Option Agreement Expiry Date (as defined in the Sabina Plan), and (ii) the date that is ten years following the date the Sabina Replacement Option was originally granted by Sabina except as permitted under certain U.S. laws.

CHANGE OF CONTROL – EXERCISE TO PARTICIPATE IN TRANSACTION

The Sabina Plan also provides that, upon a take-over bid being made for the voting securities of the Company that would result in a Change of Control (as such term is defined in the Sabina Plan), or if a transaction or series of transactions are contemplated that would result in a Change of Control, then holders of Sabina Replacement Option may be entitled to exercise Sabina Replacement Options, notwithstanding the time or times specified at the original time of grant by Sabina of such Sabina Replacement Options, for the purposes of depositing the Common Shares issuable upon exercise of the Sabina Replacement Options pursuant to the take-over bid or for the purposes of participating in the applicable transaction or series of transactions, as applicable. If the Change of Control does not occur, then (i) the participant is obligated to return the Common Shares (or the portion that are not taken up and paid for) to B2Gold for cancellation, (ii) the Sabina Replacement Option respecting such Common Shares shall be deemed not to have been exercised, (iii) the Common Shares shall be deemed not to have been issued, and (iv) the Company shall refund to the participant the aggregate exercise price for the Common Shares (unless the participant elected a “cashless” exercise or to exercise a Share Appreciation Right).

In general, if there is a corporate transaction that results in any person or group of persons acquiring more than 50% of the Company’s outstanding Common Shares, a sale of substantially all of the Company’s assets whereby the voting shareholders of the

B2GOLD	2023 Management Information Circular	A-11

SCHEDULE A

Company immediately prior to the sale hold less than 50% of the voting shares of the acquiring entity, or the incumbent members of the Board no longer constitute a majority of the Board (unless the appointment, election or nomination for election of such individuals was approved by the incumbent directors), a change of control will have occurred for the purposes of the Sabina Plan.

In the event of a change of control, unless otherwise specified by in the applicable agreement relating to an award under the Sabina Plan, and subject to the applicable rules and regulations of all regulatory authorities to which the Company is subject, if (a) the Sabina Plan is assumed by the Acquiror (as defined in the Sabina Plan), an Affiliate thereof (as defined in the Sabina Plan) or the successor of the Company and the employment or engagement of a participant thereafter ceases for any reason other than resignation without Good Reason or termination for Cause (as such terms are defined in the Sabina Plan), (b) the Acquiror, an Affiliate thereof or the successor of B2Gold does not agree to assume all of the obligations of the Company under the Sabina Plan, or (c) the Compensation Committee determines that such assumption is not consistent with the objectives of the Sabina Plan, then all unvested Sabina Replacement Options held by participants will immediately be deemed to vest. Notwithstanding the foregoing, the Compensation Committee may make such determinations as it considers appropriate in the circumstances upon a change of control to ensure the fair treatment of participants in such circumstances in light of the objectives of the Sabina Plan.

TRANSFERABILITY

Awards granted under the Sabina Plan are non-transferable and non-assignable, other than in cases of the death or incapacity of the participant, in which case such awards may only be exercised by the participant’s legal representative.

AMENDMENT PROVISIONS IN THE SABINA PLAN

Subject to the approval of the Board, the Compensation Committee may make the following amendments to the Sabina Plan or the award agreement relating to any award under the Sabina Plan, at any time, without consent of any participants under the Sabina Plan, provided that (a) the Compensation Committee will not have the right to affect, in a manner that is materially adverse to, or that materially impairs, the benefits and rights of any participant under any previously granted award (except: (i) with the consent of such participant; (ii) as permitted by the adjustment provisions of the Sabina Plan; or (iii) for the purpose of complying with the requirements of any regulatory authorities to which the Company is subject, including any stock exchange on which the securities of the Company are listed or posted for trading); and (b) any such amendment will be subject to Shareholder approval, with the exception of the following amendments: (i) amendments of a clerical nature, including, but not limited to, the correction of grammatical or typographical errors or clarification of terms; (ii) amendments that are necessary for awards to qualify for favourable treatment under applicable tax laws; (iii) amendments to reflect any requirements of any regulatory authorities to which the Company is subject, including any stock exchange; (iv) amendments to any vesting provisions of an award; (v) amendments to the expiration date of an award that does not extend the term of an award past the original date of expiration for such award; and (vi) amendments to implement or modify a cashless exercise feature for Sabina Replacement Options, whether such feature provides for payments in cash or securities, so long as any such feature provides for the full deduction of the number of underlying Common Shares from the total number of Common Shares available under the Sabina Plan.

For greater certainty, Shareholder approval will be required in circumstances where an amendment to the Sabina Plan would: (t) increase the number of Common Shares, or rolling maximum, reserved for issuance under the Sabina Plan; (u) increase the number of Common Shares, or rolling maximum, reserved for issuance for the award of “full-value awards”; (v) reduce the exercise price under any Sabina Replacement Option or cancel any Sabina Replacement Option and replace such Sabina Replacement Option with stock options having a lower exercise price per Common Share; (w) extend the term of an award beyond its original expiry time; (x) increase the limit on participation by Eligible Directors; (y) permit an award to be transferable or assignable to any person other than in accordance with the terms of the Sabina Plan; or (z) amend the amendment provisions in the Sabina Plan.

A-12	2023 Management Information Circular	B2GOLD

SCHEDULE “B”

RESTRICTED SHARE UNIT PLAN, AS AMENDED

B2GOLD CORP.

Restricted Share Unit Plan

(amended)

1.	General

1.1.	Purpose

The B2Gold Corp. Restricted Share Unit Plan has been established to provide a greater alignment of interests between Designated Participants and shareholders of the Company, and to provide a compensation mechanism for Designated Participants that appropriately reflects the responsibility, commitment and risk accompanying their management roles. The Plan is also intended to assist the Company to attract and retain Designated Participants with experience and ability, and to allow Designated Participants to participate in the success of the Company. This Plan, effective May ~~5~~15, ~~2020~~2023 (the “Effective Date”), amends the Restricted Share Unit Plan adopted on May 6, 2011, as amended on May 14, 2014, May 7, 2015 ~~and~~, May 8, 2018 and May 5, 2020, respectively.

2.	Interpretation

2.1.	Definitions

In this Plan, the following terms shall have the following meanings:

“Acquirer” has the meaning ascribed thereto in Section 6.3(a);

“Affiliate” has the meaning ascribed thereto in the TSX Company Manual;

“Applicable Law” means any applicable provision of law, domestic or foreign, including, without limitation, applicable securities legislation, together with all regulations, rules, policy statements, rulings, notices, orders or other instruments promulgated thereunder, and the TSX Rules;

“Associate” means an associate as defined in the Securities Act (Ontario);

“Beneficiary” means any person designated by a Designated Participant by written instrument filed with the Committee to receive any amount payable in respect of Restricted Share Units in the event of the Designated Participant’s death or, failing any such effective designation, the Designated Participant’s estate;

“Blackout Period” means, in respect of a Designated Participant, an interval of time during which the Company has determined pursuant to applicable securities laws or any policy of the Company that no Designated Participant may trade any securities of the Company;

“Board” means the Board of Directors of the Company;

“Cause” means any act, omission or course of conduct recognized as cause for dismissal under Applicable Law, including, without limitation, embezzlement, theft, fraud, wilful failure to follow any lawful directive of the Company and wilful misconduct detrimental to the interests of the Company;

“Change of Control” means:

(a)

the acquisition, directly or indirectly, by any person or group of persons acting jointly or in concert, as such terms are defined in the Securities Act (British Columbia), of common shares of the Company which, when added to all other common shares of the Company at the time held directly or indirectly by such person or persons acting jointly or in concert, constitutes for the first time in the aggregate 20% or more of the outstanding common shares of the Company; or

(b)

the removal, by extraordinary resolution of the shareholders of the Company, of more than 50% of the then incumbent members of the Board, or the election of a majority of the directors comprising the Board who were not nominated by the Company’s incumbent Board at the time immediately preceding such election; or

(c)	consummation of a sale of all or substantially all of the assets of the Company; or

(d)	the consummation of a reorganization, plan of arrangement, merger or other transaction which has substantially the same effect as (a) to (c) above.

“Change of Control Date” means the date on which any Change of Control becomes effective;

“Committee” means Compensation Committee of the Board, or such other committee or persons (including the Board) as may be designated from time to time to administer the Plan;

B2GOLD	2023 Management Information Circular	B-1

SCHEDULE B

“Common Share” means a common share of the Company eligible to be voted at a meeting of shareholders of the Company;

“Company” means B2Gold Corp. and its successors;

“Control”, when applied to the relationship between a Person and a company, means:

(a)

the beneficial ownership by that Person and its Related Entities at the relevant time of securities of that company to which are attached more than 50 per cent of the votes that may be cast to elect directors, otherwise than by way of security only; and

(b)	the votes carried by such securities being entitled, if exercised, to elect a majority of the board of directors of the company;

“Designated Participant” means a director (provided that in respect of Restricted Share Units granted after May 8, 2018 only directors that are not Non-Employee Directors shall be Designated Participants), executive officer or employee of the Company or of a Related Entity of the Company or a person designated by the Company who provides services to the Company or a Related Entity of the Company, that is eligible to receive Restricted Share Units pursuant to Form S-8 (or any successor form) under the U.S. Securities Act of 1933, as amended, to whom Restricted Share Units are granted pursuant to Section 4.1 and the Permitted Assigns of each such director, executive officer, employee or person designated by the Company;

“Disability” means any disability with respect to a Designated Participant, which the Board, in its sole and unfettered discretion, considers likely to prevent permanently the Designated Participant from:

(a)

being employed or engaged by the Company, its Subsidiaries or another employer, in a position the same as or similar to that in which he was last employed or engaged by the Company or its Subsidiaries;

(b)	acting as a director or officer of the Company or its Subsidiaries; or

(c)	engaging in any substantial gainful activity by reason of any medically determinable mental or physical impairment;

“Good Reason” means “Good Reason” or “Good Cause” as defined in the employment agreement, if any, between the relevant Designated Participant and the Company or a Subsidiary of the Company and, if there is no such definition or agreement, “Good Reason” will arise within 12 months following a Change of Control where the Designated Participant was induced by the actions of the employer to resign or terminate his employment, other than on a purely voluntary basis, as a result of the occurrence of one or more of the following events without the Designated Participant’s written consent, provided that such resignation shall only be designated as for “Good Reason” if the Designated Participant has provided 10 days’ written notice of such occurrence to the employer immediately upon occurrence of such an event and the employer has not corrected such occurrence within such 10-day period:

(a)

a materially adverse change in the Designated Participant’s position, duties, or responsibilities other than as a result of the Designated Participant’s physical or mental incapacity which impairs the Designated Participant’s ability to materially perform the Designated Participant’s duties or responsibilities as confirmed by a physician;

(b)	a materially adverse change in the Designated Participant’s reporting relationship that is inconsistent with the Designated Participant’s title or position;

(c)	a reduction by the employer of the base salary of the Designated Participant;

(d)	a reduction by the employer in the aggregate level of benefits made available to the Designated Participant; or

(e)	the relocation by the employer of the Designated Participant’s principal office to a location that is more than 50 kilometres from the Designated Participant’s existing principal office;

“Grant Date” means with respect to particular Restricted Share Units, the date a Participant received a grant of such Restricted Share Units;

“Grant Notice” means with respect to particular Restricted Share Units, a notice substantially in the form of Schedule A and containing such other terms and conditions relating to the grant of such Restricted Share Units as the Committee may prescribe;

“Insider” means:

(a)	an insider as defined in the Securities Act (Ontario) other than a person who is an insider solely by virtue of being a director or senior officer of a Subsidiary; and

(b)	an Associate of any person who is an insider under subsection (i);

“Market Value” of a Vested Restricted Share Unit or a Common Share on any date means the volume weighted average trading price of the Common Shares on the TSX (or any other stock exchange on which the majority of the volume of trading of the Common Shares has occurred over the relevant period) over the five Trading Days immediately preceding

B-2	2023 Management Information Circular	B2GOLD

SCHEDULE B

such date; provided, however, if the Common Shares are not listed and posted for trading on any stock exchange at the time such calculation is to be made, the Market Value per Common Share shall be the market value of a Common Share as determined by the Committee acting in good faith, or in the absence of the Committee, by the Board acting in good faith;

“NI 45-106” means National Instrument 45-106 Prospectus and Registration Exemptions of the Canadian Securities Administrators;

“Non-Employee Director” means any director of the Company or any of its associated, affiliated, controlled or subsidiary companies who does not have an employment or consulting agreement with the Company or one of its associated, affiliated, controlled or subsidiary companies;

“Permitted Assign” means permitted assigns within the meaning ascribed thereto in Section 2.22 of NI 45-106, that are permitted under Form S-8 (or any successor form) under the U.S. Securities Act of 1933, as amended;

“Person” includes an individual, a corporation, a partnership, a trust, an unincorporated organization, the government of a country or any political subdivision thereof, or any agency or department of any such government;

“Plan” means this Restricted Share Unit Plan, including any schedules or appendices hereto, all as amended, restated, supplemented or otherwise modified from time to time;

“Redemption Date” for a Vested Restricted Share Unit means the date that is 2 business days following the Vesting Date;

“Related Entity” means, for the Company, a Person that controls or is controlled by the Company including, for greater certainty, its Subsidiaries, or that is controlled by the same Person that controls the Company;

“Restricted Share Unit” means a right granted to a Designated Participant to receive payment in the form of Common Shares in accordance with the provisions of the Plan;

“Restricted Share Unit Account” has the meaning ascribed thereto in Section 4.7;

“Retirement” means the retirement of the Designated Participant from employment with the Company or a Related Entity of the Company, and “retires” shall have a corresponding meaning. The determination of whether a Designated Participant has retired shall be at the sole discretion of the Committee;

“security based compensation arrangement” shall have the meaning ascribed to that term in the TSX Rules;

“Subsidiary” means any corporation or company of which outstanding securities to which are attached more than 50 per cent of the votes that may be cast to elect directors thereof are held (provided that such votes are sufficient to elect a majority of such directors), other than by way of security only, by or for the benefit of the Company and/or by or for the benefit of any other corporation or company in like relation to the Company, and includes any corporation or company in like relation to a Subsidiary;

“Trading Day” means any day on which the TSX (or any other stock exchange on which the majority of the volume of trading of Common Shares occurs on the relevant day) is open for the trading of the Common Shares;

“TSX” means the Toronto Stock Exchange;

“TSX Rules” means the applicable rules and regulations of the TSX;

“Vested Restricted Share Units” has the meaning ascribed thereto in Sections 5.1 and 5.2; and

“Vesting Date” means each date on which Restricted Share Units granted to a Designated Participant, and any dividend equivalent Restricted Share Units in respect of such Restricted Share Units, shall vest as determined by the Committee, in its sole discretion, in connection with such grant, or as set out in the Grant Notice relating to such grant.

2.2.	Number and Gender

This Plan shall be read with all changes in number and gender required by the context.

2.3.	Severability

If any provision of the Plan is determined to be void or unenforceable in whole or in part, such determination shall not affect the validity or enforcement of any other provision or part of any provision thereof.

2.4.	Headings, Sections, Schedules

Headings used in the Plan are for reference purposes only and do not limit or extend the meaning of the provisions of the Plan. A reference to a Section or Schedule shall, except where expressly stated otherwise, mean a Section or Schedule of the Plan, as applicable.

B2GOLD	2023 Management Information Circular	B-3

SCHEDULE B

2.5.	References to Statutes, etc.

Any reference to a statute, regulation, rule, instrument or policy statement shall refer to such statute, regulation, rule, instrument or policy statement as it may be amended, replaced or re-enacted from time to time.

2.6.	Currency

Unless the context otherwise requires or the Committee determines otherwise, all references in the Plan to currency shall be to lawful money of Canada.

3.	Administration

3.1.	Administration of the Plan

Except for matters that are under the jurisdiction of the Board as specified under the Plan, and subject to Applicable Law, this Plan will be administered by the Committee and the Committee has sole and complete authority, in its discretion, to:

(a)

establish, amend and rescind such rules and regulations, and make such interpretations and determinations and take such other actions, as it deems necessary or desirable for the administration of the Plan;

(b)	exercise rights reserved to the Company under the Plan;

(c)	determine vesting terms and conditions for Restricted Share Units granted under the Plan; and

(d)	make all other determinations and take all other actions as it considers necessary or advisable for the implementation and administration of the Plan.

Any interpretation and determination made, and other action taken, by the Committee shall be conclusive and binding on all parties concerned, including, without limitation, the Company and Designated Participants and, if applicable, their Beneficiaries and legal representatives.

3.2.	Eligibility

Any individual who at the relevant time is a Designated Participant is eligible to participate in the Plan. The Company reserves the right to restrict the eligibility or otherwise limit the number of persons eligible for participation in the Plan at any time. Eligibility to participate does not confer upon any individual a right to receive an award of Restricted Share Units pursuant to the Plan.

3.3.	Taxes and Other Source Deductions

As a condition of and prior to participation in the Plan, each Designated Participant authorizes the Company to withhold from any amount otherwise payable to him or her any amounts required by any taxing authority to be withheld for taxes of any kind as a consequence of his or her participation in the Plan. The Company shall also have the right in its sole discretion to satisfy any such liability for withholding or other required deduction amounts by requiring the Designated Participant to complete a sale in respect of such number of Common Shares, which have been issued and would otherwise be delivered to the Designated Participant under the Plan, and any amount payable from such sale will first be paid to the Company to satisfy any liability for withholding. The Company may require a Designated Participant, as a condition of participation in the Plan, to pay or reimburse the Company for any cost incurred by the Company as a result of the participation by the Designated Participant in the Plan.

Each Designated Participant or any Beneficiary, as the case may be, is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such Designated Participant in connection with the Plan (including any taxes and penalties under any Applicable Law), and neither the Company nor any Affiliate shall have any obligation to indemnify or otherwise hold such Designated Participant or Beneficiary harmless from any or all of such taxes or penalties.

3.4.	Exemption from Plan Participation

Notwithstanding any other provision of the Plan, if a Designated Participant is a resident in a jurisdiction in which an award of Restricted Share Units under the Plan may be considered to be income that is subject to taxation at the time of such award, the Designated Participant may elect not to participate in the Plan by providing written notice to the Secretary of the Company by the end of the calendar year prior to the year in which the affected compensation will be earned.

B-4	2023 Management Information Circular	B2GOLD

SCHEDULE B

3.5.	Appointment of Beneficiaries

Subject to the requirements of Applicable Law, a Designated Participant may designate in writing a Beneficiary to receive any benefits that are payable under the Plan upon the death of such Designated Participant and, from time to time, change such designation in writing. Such designation or change shall be in such form, and executed and delivered in such manner, as the Committee may from time to time determine.

3.6.	Total Common Shares Subject to Restricted Share Units

(a)

The aggregate number of Common Shares that may be issued pursuant to the Plan shall be, subject to Sections 4.6 and 8, ~~25,000,000~~30,000,000 and no Restricted Share Unit may be granted if such grant would have the effect of causing the total number of Common Shares potentially issuable in respect of Restricted Share Units to exceed the above number of Common Shares reserved for issuance under the Plan.

(b)

To the extent Restricted Share Units are cancelled, the Common Shares subject to such Restricted Share Units shall be added back to the number of Common Shares reserved for issuance under the Plan and such Common Shares will again become available for Restricted Share Unit grants under the Plan.

4.	Restricted Share Unit Grants

4.1.	Grants of Restricted Share Units

Subject to the provisions of the Plan and such other terms and conditions as the Committee or the Board may prescribe, the Committee may, from time to time, grant Restricted Share Units to such Designated Participant as may be determined by the Committee in its sole discretion with effect from such dates as the Committee may specify.

4.2.	Vesting Provisions

(a)

Subject to Section 4.2(b), the Committee shall, in its sole discretion, determine the Vesting Dates and the proportion of Restricted Share Units to vest on each such Vesting Date applicable to each grant of Restricted Share Units at the time of such grant and shall specify such Vesting Dates in the Grant Notice relating to such grant.

(b)	Notwithstanding Section 4.2(a) above, unless otherwise specified herein or determined by the Committee:

(i)

Restricted Share Units granted to a Designated Participant under Section 4.1 shall vest, as to one-third (1/3) of the number of such Restricted Share Units, on each of the first, second and third anniversaries of the Grant Date, provided, however, in respect of Restricted Share Units granted after June 8, 2018 (being the date of the 2018 annual general and special meeting of the shareholders of the Company held to approve this Plan), such vesting period shall be the minimum periods permitted for all Restricted Share Unit grants and the Committee shall not be permitted to reduce any such vesting period; and

(ii)

Dividend equivalent Restricted Share Units received by a Designated Participant under Section 4.5 shall vest with the Restricted Share Units in respect of which they were credited to the Designated Participant’s Restricted Share Unit Account.

4.3.	Grant Notice

Each grant of Restricted Share Units will be evidenced by a Grant Notice. The Grant Notice will be subject to the applicable provisions of this Plan and will contain such provisions as are required by this Plan and any other provisions that the Committee may direct. Any one officer of the Company is authorized and empowered to execute and deliver, for and on behalf of the Company, a Grant Notice to each Designated Participant.

4.4.	No Certificates

No certificates shall be issued with respect to Restricted Share Units.

4.5.	Dividend Equivalent Restricted Share Units

Whenever a dividend is paid on the Common Shares, additional Restricted Share Units will be credited to a Designated Participant’s Restricted Share Unit Account in accordance with this Section 4.5. The number of such additional Restricted Share Units to be so credited will be calculated by dividing the dividend that would have been paid to such Designated Participant if the Restricted Share Units recorded in the Designated Participant’s Restricted Share Unit Account as at the record date for the dividend had been Common Shares, whether or not vested, by the Market Value on the Trading Day

B2GOLD	2023 Management Information Circular	B-5

SCHEDULE B

immediately preceding the date on which the Common Shares began to trade on an ex-dividend basis, rounded down to the next whole number of Restricted Share Units. No fractional Restricted Share Units will thereby be created. The foregoing does not obligate the Company to pay dividends on Common Shares and nothing in this Plan shall be interpreted as creating such an obligation.

4.6.	Maximum Securities

Notwithstanding Section 3.6:

(a)

the maximum number of Common Shares that may be issuable, at any time, under all security based compensation arrangements of the Company pursuant to which Common Shares may be issued including, without limitation, this Plan, shall not exceed 5.3% of the issued and outstanding Common Shares calculated on a non-diluted basis;

(b)

the number of securities issuable to Insiders, at any time, under all security based compensation arrangements of the Company pursuant to which Common Shares may be issued including, without limitation, this Plan, shall not exceed 5.3% of the issued and outstanding Common Shares calculated on a non-diluted basis; and

(c)

the number of securities issued to Insiders, within any one year period, under all security based compensation arrangements of the Company pursuant to which Common Shares may be issued including, without limitation, this Plan, shall not exceed 5.3% of the issued and outstanding Common Shares calculated on a non-diluted basis.

4.7.	Restricted Share Unit Account

An account, to be known as a “Restricted Share Unit Account”, shall be maintained by the Company for each Designated Participant and shall be credited from time to time with such Restricted Share Units as are granted to the Designated Participant and any dividend equivalent Restricted Share Units credited in respect of such Restricted Share Units.

4.8.	Statement of Account

The Company shall mail to each Designated Participant to whom Restricted Share Units have been granted, on an annual basis, a statement reflecting the status of the Restricted Share Unit Account maintained for such Designated Participant.

4.9.	Cancellation of Restricted Share Units that Fail to Vest or Are Redeemed

Restricted Share Units that fail to vest in accordance with Section 5 of the Plan, or that are redeemed in accordance with Section 6 of the Plan, shall be cancelled and shall cease to be recorded in the Restricted Share Unit Account of the relevant Designated Participant as of the date on which such Restricted Share Units fail to vest or are redeemed, as the case may be, and the Designated Participant will have no further right, title or interest in or to such Restricted Share Units.

5.	Vesting of Restricted Share Units

5.1.	Vesting

Subject to Sections 6.2 and 6.3, Restricted Share Units and any dividend equivalent Restricted Share Units in respect of such Restricted Share Units, shall vest on the earliest of:

(a)	the Vesting Date;

(b)	the Change of Control Date; or

(c)	such date as the Committee may determine in accordance with the provisions of this Section 5,

and such Restricted Share Units shall be considered “Vested Restricted Share Units”.

5.2.	Vesting on Death, Retirement, Disability or Termination without Cause

If a Designated Participant dies, retires, suffers a Disability or is terminated without Cause prior to a Vesting Date, the Committee may determine, in its sole discretion, whether or not any or all of the Restricted Share Units and any dividend equivalent Restricted Share Units in respect of such Restricted Share Units, shall otherwise be considered to have vested and the date on which the Committee determines that some or all of the Designated Participant’s Restricted Share Units have vested shall be considered to be the Vesting Date for such Restricted Share Units that have so vested and such Restricted Share Units shall be considered “Vested Restricted Share Units”.

B-6	2023 Management Information Circular	B2GOLD

SCHEDULE B

5.3.	Acknowledgement of Grant

A Designated Participant shall deliver to the Company the completed Grant Notice acknowledging the grant of Restricted Share Units within 90 days after the date on which the Designated Participant receives the Grant Notice from the Company. If the Grant Notice is not delivered by the Designated Participant within such period, the Committee reserves the right to revoke the grant of such Restricted Share Units to the Designated Participant and the crediting of such Restricted Share Units to the Designated Participant’s Restricted Share Unit Account.

6.	Redemption of Restricted Share Units

6.1.	Redemption of Vested Restricted Share Units

Subject to the remaining provisions of this Section 6, on the Redemption Date for each Vested Restricted Share Unit, the Company shall redeem all such Vested Restricted Share Units by issuing a share certificate in the name of the Designated Participant evidencing the Common Shares issued to the Designated Participant in respect of the Vested Restricted Share Units, each Vested Restricted Share Unit being redeemed for one Common Share.

6.2.	Cessation of Employment

If the employment of a Designated Participant ceases prior to the Vesting Date, Restricted Share Units and the dividend equivalent Restricted Share Units in respect of such Restricted Share Units shall be dealt with as follows:

(a)

if a Designated Participant’s Restricted Share Units have not vested pursuant to Section 5.2, and the Designated Participant’s employment ceases because of the death, retirement or Disability of the Designated Participant, a pro-rata portion of the Designated Participant’s Restricted Share Units (and any dividend equivalent Restricted Share Units credited in respect thereof) that are scheduled to vest on the next scheduled Vesting Date set forth in the Grant Notice for such Restricted Share Units shall vest, based on the number of days since the Grant Date to the date of death, retirement or Disability in relation to the total number of days from the Grant Date to such Vesting Date, and such Restricted Share Units shall be redeemed and certificates shall be issued to the Designated Participant or the Designated Participant’s Beneficiary or estate in accordance with Section 6.1 on the next scheduled Vesting Date set forth in the Grant Notice;

(b)

if the Designated Participant’s employment ceases because of termination for Cause or because of the resignation of the Designated Participant other than for Good Reason, all Restricted Share Units (and any dividend equivalent Restricted Share Units credited in respect thereof), whether or not vested, shall immediately expire and the Designated Participant shall have no further rights respecting such Restricted Share Units (and dividend equivalent Restricted Share Units);

(c)

if a Designated Participant’s Restricted Share Units have not vested pursuant to Section 5.2, and the Designated Participant’s employment ceases because of termination without Cause or resignation for Good Reason, a pro-rata portion of the Designated Participant’s Restricted Share Units (and any dividend equivalent Restricted Share Units) that are scheduled to vest on the next scheduled Vesting Date set forth in the Grant Notice shall vest, based on the number of days since the Grant Date to the date of such termination or resignation in relation to the total number of days from the Grant Date to such Vesting Date, and such Restricted Share Units shall be redeemed and certificates shall be issued to the Designated Participant in accordance with Section 6.1 on the next scheduled Vesting Date set forth in the Grant Notice; and

(d)

the date of cessation of a Designated Participant’s employment shall be the Designated Participant’s last day of active employment and shall not include any period of statutory, contractual or reasonable notice or any period of deemed employment.

6.3.	Change of Control

(a)

In the event of a Change of Control where the Person that acquires Control (the “Acquirer”), an Affiliate thereof, or the successor of the Company, agrees to assume all of the obligations of the Company under the Plan and the Committee determines that such assumption is consistent with the objectives of the Plan, the Plan and all outstanding awards will continue on the same terms and conditions, except that, if applicable, Restricted Share Units may be adjusted to a right to acquire shares of the Acquirer or its Affiliate.

(b)

In the event of a Change of Control where the Plan is continued pursuant to Section 6.3(a), the Restricted Share Units of Designated Participants whose employment thereafter ceases for any reason other than resignation

B2GOLD	2023 Management Information Circular	B-7

SCHEDULE B

without Good Reason or termination for Cause shall immediately be deemed to be Vested Restricted Share Units and the Company shall, at its option, redeem all such Vested Restricted Share Units by:

(i)

issuing a share certificate in the name of the Designated Participant evidencing the Common Shares issued to the Designated Participant in respect of the Vested Restricted Share Units, each Vested Restricted Share Unit being redeemed for one Common Share and the Vesting Date of such Restricted Share Units shall be the date of the termination of employment; or

(ii)	paying to such Designated Participant a cash amount equal to the Market Value of such Vested Restricted Share Units as of the date of termination.

(c)

In the event of a Change of Control where the Acquiror or an Affiliate thereof or the successor to the Company does not agree to assume all of the obligations of the Company under the Plan, or the Committee determines that such assumption is not consistent with the objectives of the Plan, all unvested Restricted Share Units held by each Designated Participant shall immediately be deemed to be Vested Restricted Share Units and the Company shall, at its option, redeem all such Vested Restricted Share Units:

(i)

by issuing a share certificate in the name of the Designated Participant evidencing the Common Shares issued to the Designated Participant in respect of the Vested Restricted Share Units, each Vested Restricted Share Unit being redeemed for one Common Share and the Vesting Date of such Restricted Share Units shall be the Change of Control Date; or

(ii)	paying to each Designated Participant a cash amount equal to the Market Value of such Vested Restricted Share Units as of the Change of Control Date.

Notwithstanding the foregoing, the Committee may terminate all or part of the Plan if it determines that it is appropriate to do so upon a Change of Control and in the event of such termination, the Plan shall terminate on the Change of Control Date on such terms and conditions as the Committee may determine.

6.4.	No Interest

For greater certainty, no interest shall be payable to Designated Participants in respect of any amount payable under the Plan.

7.	Amendment of the Plan

7.1.	Amendment

(a)

Subject to Applicable Law and Sections 7.1(b) and 7.1(c) below, the Board may, without notice or shareholder approval, at any time or from time to time, amend, suspend or terminate the Plan for any purpose which, in the good faith opinion of the Board, may be expedient or desirable.

(b)

Notwithstanding Section 7.1(a), but subject to Section 7.1(e), the Board shall not materially adversely alter or impair any rights of a Designated Participant or materially increase any obligations of a Designated Participant with respect to Restricted Share Units previously awarded under the Plan without the consent of the Designated Participant.

(c)	Notwithstanding Section 7.1(a), none of the following amendments shall be made to this Plan without approval by shareholders by ordinary resolution:

(i)	increasing the number of securities issuable under the Plan, other than in accordance with the terms of this Plan;

(ii)

making a change to the class of Designated Participants that would have the potential of broadening or increasing participation by Insiders, or otherwise adding any Non-Employee Director of the Company to the class of Designated Participants;

(iii)	amending Section 8.6 of the Plan;

(iv)	permitting awards other than Restricted Share Units to be made under this Plan; and

(v)	deleting or reducing the amendments that require shareholders’ approval under this Section 7.1(a).

(d)

Without limiting the generality of the foregoing, the Board shall have the power and authority to approve amendments relating to the Plan, without obtaining shareholder approval, to the extent that such amendment:

(i)	is of a typographical, grammatical, clerical or administrative nature or is required to comply with applicable regulatory requirements, including the TSX Rules, in place from time to time;

(ii)	is an amendment to the Plan respecting administration of the Plan and eligibility for participation under the Plan;

(iii)	changes the terms and conditions on which Restricted Share Units may be or have been granted pursuant to the Plan, including change to the vesting provisions of the Restricted Share Units;

B-8	2023 Management Information Circular	B2GOLD

SCHEDULE B

(iv)	changes the termination provisions of a Restricted Share Unit or the Plan; or

(v)	is an amendment to the Plan of a “housekeeping nature”.

(e)

If the Board terminates or suspends the plan, no new Restricted Share Units (other than dividend equivalent Restricted Share Units) will be credited to the Restricted Share Unit Account of a Designated Participant. On termination of the Plan, the vesting of any and all Restricted Share Units not then vested will be accelerated and, on a date or dates selected by the Board in its discretion, payment in the form of Common Shares will be made to the Designated Participant in respect of Restricted Share Units.

(f)

The Board shall not require the consent of any affected Designated Participant in connection with the termination of the Plan in which the vesting of all Restricted Share Units held by the Designated Participant are accelerated and payment is made to the Designated Participant in respect of all such Restricted Share Units.

(g)	The Plan will terminate on the date upon which no further Restricted Share Units remain outstanding.

8.	General

8.1.	Adjustments

In the event of any stock dividend, stock split, combination or exchange of shares, merger, amalgamation, arrangement or other scheme of reorganization, spin-off or other distribution of the Company’s assets to shareholders (other than the payment of cash dividends in the ordinary course), or any other change in the capital of the Company affecting Common Shares, such adjustments, if any, as the Committee in its discretion may deem appropriate to preserve proportionately the interests of Designated Participants under the Plan as a result of such change shall be made with respect to the number of Restricted Share Units outstanding under the Plan.

8.2.	Compliance with Laws and Company Policies

(a)

The terms of the Plan are subject to any Applicable Laws and governmental and regulatory requirements (including the TSX Rules), approvals and consents, and the provisions of any applicable policies of the Company that may be or become applicable. Without limiting the generality of the foregoing, the Company may, in its sole discretion, delay the crediting of Restricted Share Units to the accounts of Designated Participants and/or the redemption of Restricted Share Units if and to the extent it considers necessary or appropriate as a result of any Blackout Period.

(b)

If the Committee determines that the listing, registration or qualification of the Common Shares subject to this Plan upon any securities exchange or under any provincial, state, federal or other Applicable Law, or the consent or approval of any governmental body or securities exchange or of the shareholders of the Company is necessary or desirable, as a condition of, or in connection with, the crediting of Restricted Share Units or the issue of Common Shares hereunder, the Company shall be under no obligation to credit Restricted Share Units or issue Common Shares hereunder unless and until such listing, registration, qualification, consent or approval shall have been affected or obtained free of any conditions not acceptable to the Committee.

8.3.	Designated Participant’s Entitlement

Except as otherwise provided in this Plan, Restricted Share Units previously granted under this Plan, whether or not then vested, are not affected by any change in the relationship between, or ownership of, the Company and a Related Entity. For greater certainty, all Restricted Share Units remain valid in accordance with the terms and conditions of this Plan and are not affected by reason only that at any time, a Related Entity ceases to be a Related Entity.

8.4.	Reorganization of the Corporation

The existence of any Restricted Share Units shall not affect in any way the right or power of the Company or its shareholders to make or authorize any adjustment, recapitalization, reorganization or other change in the Company’s capital structure or its business, or to create or issue any bonds, debentures, shares or other securities of the Company or to amend or modify the rights and conditions attaching thereto or to effect the dissolution or liquidation of the Company, or any amalgamation, combination, merger or consolidation involving the Company or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

8.5.	Blackout Periods

If a Vested Restricted Share Unit would otherwise be redeemed during a Blackout Period or within 2 business days after the date on which the Blackout Period ends, then, notwithstanding any other provision of the Plan, the Vested Restricted Share Unit shall instead be redeemed on the date which is the 2nd business day after the date on which the Blackout Period ends.

B2GOLD	2023 Management Information Circular	B-9

SCHEDULE B

8.6.	Transferability of Restricted Share Units

Rights with respect to Restricted Share Units shall not be transferable or assignable other than by will or the laws of descent and distribution.

8.7.	Successors and Assigns

The Plan shall be binding on the Company and on Designated Participants and, if applicable, their Beneficiaries and legal representatives.

8.8.	Unfunded and Unsecured Plan

The Plan is an unfunded obligation of the Company and the Company will not secure its obligations under the Plan. Neither the establishment of the Plan nor the grant of Restricted Share Units (or any action taken in connection therewith) shall be deemed to create a trust. To the extent any individual holds any rights by virtue of a grant of Restricted Share Units under the Plan, such rights shall be no greater than the rights of an unsecured creditor of the Company.

8.9.	Market Fluctuations

No amount will be paid to, or in respect of, a Designated Participant under the Plan to compensate for a downward fluctuation on the price of Common Shares, nor will any other form of benefit be conferred upon, or in respect of, a Designated Participant for such purpose. The Company makes no representations or warranties to the Designated Participants with the respect to the Plan or the Common Shares whatsoever. In seeking the benefits of participation in the Plan, a Designated Participant agrees to accept all risks associate with a decline in the market price of Common Shares.

8.10.	Participation is Voluntary; No Additional Rights

The Participation of any Designated Participant in the Plan is entirely voluntary and not obligatory and shall not be interpreted as conferring upon such Designated Participant any rights or privileges other than those rights and privileges expressly provided in the Plan. Nothing in this Plan shall be construed to provide the Designated Participants with any rights whatsoever to participation or continue participation in this Plan or to compensation or damages in lieu of participation, whether upon termination of service as a Designated Participant or otherwise. Nothing contained in this Plan shall be deemed to give any person the right to the continuation of employment by the Company or a Related Entity of the Company or interfere in any way with the right of the Company or a Related Entity of the Company to terminate such employment at any time or to increase or decrease the compensation of such person. For greater certainty, a period of notice, if any, or payment in lieu thereof, upon termination of employment, wrongful or otherwise, shall not be considered as extending the period of employment for the purposes of the Plan. The Company does not assume responsibility for the personal income or other tax consequences for the Designated Participants and they are advised to consult with their own tax advisors.

8.11.	No Shareholder Rights

No Designated Participant has or is entitled to obtain, as a result of any entitlement to Restricted Share Units hereunder, any entitlement to Common Shares or any voting rights, rights to receive any distribution or any other rights as a shareholder of the Company.

8.12.	Subject to Law

The Company’s granting of any Restricted Share Units and its obligation to make any payments in respect thereof are subject to compliance with Applicable Law.

8.13.	No Salary Deferral Arrangement

Notwithstanding any other provision of the Plan, it is intended that the Plan and Restricted Share Units granted under the Plan not be considered “salary deferral arrangements” under the Income Tax Act (Canada) and the Plan shall be administered in accordance with such intention. Without limiting the generality of the foregoing, the Committee may make such amendments to the terms of outstanding Restricted Share Units (including, without limitation, changing the Vesting Dates and Redemption Dates thereof) as may be necessary or desirable, in the sole discretion of the Committee, so that the Plan and Restricted Share Units outstanding thereunder are not considered “salary deferral arrangements”.

B-10	2023 Management Information Circular	B2GOLD

SCHEDULE B

8.14.	Administration Costs

The Company will be responsible for all costs relating to the administration of the Plan.

8.15.	Governing Law

The Plan shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

8.16.	Effective Date

The Plan is adopted with effect from May ~~5~~15, ~~2020~~2023.

B2GOLD	2023 Management Information Circular	B-11

SCHEDULE B

Schedule A

Form of Grant Notice and Acknowledgement

B2Gold Corp. Restricted Share Unit Plan

B2Gold Corp. (the “Company”) hereby grants the following award to the Designated Participant named below in accordance with and subject to the terms, conditions and restrictions of this Grant Notice and Acknowledgement (the “Notice”), together with the provisions of the B2Gold Corp. Restricted Share Unit Plan, as amended (the “Plan”) effective May ~~5~~15, ~~2020~~2023.

Name and Address of Designated Participant:

Date of Grant:

Total Number of Restricted Share Units

1.

The terms and conditions of the Plan are hereby incorporated by reference as terms and conditions of this Notice and all capitalized terms used herein, unless expressly defined in a different manner, have the meanings ascribed thereto in the Plan.

2.	Subject to any acceleration in vesting as provided in the Plan, each Restricted Share Unit vests as follows:

To be inserted

3.	The payment is respect of Restricted Share Units held by the Designated Participant shall be satisfied by the issuance of Common Shares to the Designated Participant on the Redemption Date.

4.	Nothing in the Plan or in this Notice will affect the right of the Company or any Related Entity to terminate the employment or term of service any employee at any time for any reason whatsoever.

5.

Each notice relating to any award of Restricted Share Units must be in writing and signed by the Designated Participant or its Beneficiary or legal representative. All notices to the Company must be delivered personally or by prepaid registered mail and must be addressed to the Secretary of the Company. All notices to the Designated Participant will be addressed to the principal address of the Designated Participant on file with the Company. Either the Company or the Designated Participant may designate a different address by written notice to the other. Any notice given by either the Designated Participant of the Company is not binding on the recipient thereof until received.

6.	The undersigned acknowledges:

(a)

having received a copy of the Plan and acknowledges and agrees that the terms of the Plan govern the grant of Restricted Share Units to and the rights of the undersigned hereunder and that such terms include rights of the Company to amend or terminate the Plan or any of its terms and to determine vesting and other matters at its discretion;

(b)

that the Company or Subsidiary of the Company that employs the undersigned may be required to withhold from the undersigned’s compensation and remit to the Canada Revenue Agency or the tax agency of the country in which the Designated Participant resides income taxes and other required source deductions in respect of the redemption of Vested Restricted Share Units of the Designated Participant provided for in Section 3.3 of the Plan; and

(c)

and agrees that the undersigned will, at all times, act in strict compliance with Applicable Law and all policies of the Company applicable to the undersigned in connection with the Plan. Such Applicable Law and policies shall include, without limitation, those governing “insiders” of “reporting issuers” as those terms are construed for the purposes of applicable securities laws.

DATED this                  day of                     , 20    .

B2GOLD CORP.

Per:
Name:
Title:

) ) ) )
Witness	) )	Name of Designated Participant

B-12	2023 Management Information Circular	B2GOLD

SCHEDULE “C” BOARD CHARTER

Effective May 13, 2013

(as amended March 13, 2018 and February 23, 2021)

1.	General

The Board of Directors (the “Board”) of B2Gold Corp. (the “Company”) is responsible for the overall corporate governance of the Company and oversees and directs the management of the Company’s business and affairs. In doing so, it must act honestly, in good faith and in the best interests of the Company, consistent with applicable laws. The Board guides the Company’s strategic direction, evaluates the performance of its senior executives and reviews its financial results. In fulfilling its responsibilities, the Board is expected to take into consideration the interests of shareholders in the preservation and enhancement of the Company’s value and long term financial strength and to be able to function in a manner which allows it to make determinations independent of the views of management.

2.	Duties and Responsibilities

These guidelines govern how the Board will operate to carry out its duties of stewardship and accountability.

2.1.	Corporate Strategy

Management is responsible for the development of an overall corporate strategy to be presented to the Board.

The Board is responsible for:

(a)

To the extent feasible, satisfying itself as to the integrity of the Chief Executive Officer (the “CEO”) and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization;

(b)

Adopting a strategic planning process pursuant to which management develops and proposes and the Board reviews and approves, on at least an annual basis, significant corporate strategies and objectives, taking into account the opportunities and risks of the business;

(c)	Reviewing and approving all major acquisitions, dispositions and investments and all significant financings and other significant matters outside the ordinary course of the Company’s business;

(d)

Reviewing management’s implementation of appropriate community and environmental stewardship and health and safety management systems, taking into consideration applicable laws, Company policies and accepted practices in the mining industry; and

(e)

Determining the extent of authority to be delegated to management and the limitations to be placed on the exercise of that authority. The Board determines the nature and size of transactions that will require the prior approval of the Board and which other limitations should be placed on management’s responsibility or authority.

2.2	Committees

(a)	The Board delegates authority and responsibility to deal with certain specified matters to the following four (4) standing committees of the Board:

•	Audit Committee;

•	Corporate Governance and Nominating Committee;

•	Compensation Committee; and

B2GOLD	2023 Management Information Circular	C-1

SCHEDULE C

•	Health, Safety, Environment, Social and Security Committee.

(b)

Committees analyze policies and strategies developed by management that are consistent with their charter. They examine proposals and, where appropriate, make recommendations to the full Board. Committees do not take action or make decisions on behalf of the Board unless specifically mandated to do so.

(c)	The committee structure may be subject to change as the Board considers from time to time which of its responsibilities can best be fulfilled through more detailed review of matters in committee.

(d)	Each committee operates according to a Board approved written charter outlining its duties and responsibilities. Such written charter may be amended by the Board from time to time.

(e)

At each Board meeting following each meeting of respective committees, the respective committee chairs shall report to the Board on the committees’ activities. Minutes of committee meetings are made available to all directors upon request and copies should be filed with the Corporate Secretary.

(f)

The Corporate Governance and Nominating Committee, in conjunction with the Chair of the Board (the “Chair”), is responsible to the Board for annually proposing the leadership and membership of each committee and for developing position descriptions for the chair of each board committee. In preparing its recommendations they will take into account the skills, experience and preferences of the individual directors.

(g)	The Board may from time to time form and empower other committees to carry out duties specified by resolution of the Board.

2.3	Reliance on Management

The Board is responsible for the appointment, oversight and direction of senior management (including through the development and review of position descriptions for the President and CEO and other members of senior management), who are responsible for the conduct of the day to day operations of the Company.

In fulfilling its responsibilities, the Board is entitled to rely on senior management to carry out the Company’s approved strategic and business plans and directions from the Board, and to provide regular detailed reports on their areas of responsibility.

2.4	Interaction with Management

All directors have open access to the Company’s senior management. It is expected that directors will exercise judgment to ensure that their contacts will not distract from the Company’s business operations.

The Board encourages individual directors to make themselves available for consultation with management outside Board meetings in order to provide specific advice and counsel on subjects where such directors have special knowledge and experience.

The Board is also responsible for establishing expectations of senior management and for monitoring corporate performance against these expectations and the Company’s strategic and business plans.

2.5	Risk Management

The Board, with the assistance of the applicable Board committee, has the responsibility to identify and continuously understand the principal risks associated with the business and to ensure that there are systems in place that effectively monitor and manage those risks with a view to the long-term viability of the Company. It is the responsibility of management to ensure the Board and its committees are kept well informed of changing risks. The Board, with the assistance of the Audit Committee, is responsible for reviewing the integrity of the Company’s internal controls and management information systems.

The Board, with the assistance of the applicable Board committee, has responsibility for ensuring the implementation of appropriate risk management systems.

C-2	2023 Management Information Circular	B2GOLD

SCHEDULE C

2.6	Management Performance and Succession Plans

The Compensation Committee is responsible for assessing the capabilities and performance of senior management, including, the President and CEO. The Board, with the assistance of the Compensation Committee, is also responsible for ensuring that adequate plans are in place for senior management succession and training. The CEO’s views as to a successor in the event of unexpected incapacity should be discussed periodically with the Corporate Governance and Nominating Committee.

2.7	CEO and Senior Management Compensation

The Compensation Committee is responsible for reviewing and recommending to the Board the form and amount of compensation for the CEO and executive officers. The CEO will not be permitted to attend the Compensation Committee’s deliberations and voting relating to his or her compensation.

2.8	Communications

(a)	All written and oral communication for and on behalf of the Company must be made in accordance with the Company’s Disclosure, Confidentiality and Insider Trading Policy.

(b)

The Board is responsible for approving the content of the Company’s major communications to shareholders and the investing public, including the interim and annual reports, the management proxy circular, the annual information form, any prospectuses that may be issued and significant press releases.

(c)

The Board believes that it is the function of management, led by the CEO, to speak for the Company in its communications with the investment community, the media, customers, suppliers, employees, governments and the general public. It is understood that the Chair or other individual directors may, from time to time, be requested by management to assist with such communications.

(d)

It is expected that when communications from shareholders are made to individual directors, management will be informed and consulted to determine any appropriate response to be made by the Board or management, as the case may be.

(e)

The Board is responsible for determining appropriate measures for receiving feedback from stakeholders. The Board shall provide contact information on the website of the Company of the independent director responsible for presiding over meetings of the independent directors pursuant to section 2.11(h)(4), or the independent directors as a group, who will receive feedback from shareholders and report to the whole Board on a regular basis on the feedback received.

2.9	Board Performance Evaluation

(a)

The Board is responsible for periodically conducting a self-evaluation of its size, composition and effectiveness and the contributions of individual directors and for determining the form and amount of compensation for directors.

(b)

The Board, with the assistance of the Corporate Governance and Nominating Committee, will assess regularly the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors.

2.10	Board Orientation and Continuing Education

The Board, with the assistance of the Corporate Governance and Nominating Committee and management, will ensure that all new directors receive a comprehensive orientation and existing directors receive ongoing continuing education so that directors may maintain or enhance their skills and abilities as directors.

B2GOLD	2023 Management Information Circular	C-3

SCHEDULE C

2.11	Board Independence

The Board must have the capacity, independently of management, to fulfill the Board’s responsibilities and must be able to make an objective assessment of management and assess the merits of management initiatives. Therefore, the Company is committed to the following practices:

(a)	The recruitment of strong, independent directors, who shall compose a majority of not less than two thirds of the Board;

(b)

The Chair should be independent. Where the Chair is not an independent director, an independent director shall be appointed to act as lead director and to ensure that the Board’s agenda will enable it to successfully carry out its duties;

(c)

The Board shall affirmatively determine whether each director, or person nominated to be a director, qualifies as independent under the applicable Canadian and U.S. securities laws and regulations and applicable stock exchange rules. Where required by such laws, regulations or exchange rules, the Board shall also determine the independence of each member of a Board committee under the standards of independence applicable to such committee;

(d)

Any director who is deemed independent and whose circumstances change such that he or she might be considered to no longer be an independent director or independent member of a particular committee, shall promptly advise the Board of the change in circumstances;

(e)	The Corporate Governance and Nominating Committee leads the director selection/evaluation process;

(f)	The Compensation Committee leads the CEO evaluation process;

(g)

The Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee are comprised of fully independent directors, except in circumstances, and only to the extent, permitted by all applicable laws, regulations and stock exchange requirements;

(h)	Meetings of independent directors:

(1)	The independent directors meet regularly as a group, without the presence of management or non-independent directors, at such times as they consider appropriate;

(2)	The purpose of the meeting will be to provide an opportunity for the independent directors to raise issues that they did not wish to discuss with management present;

(3)

If one director is chosen to preside at all the meetings of the independent directors, his or her name must be disclosed. Alternatively, if the same individual is not the presiding director at every meeting, the Company must disclose the procedure by which a presiding director is selected for each meeting; and

(4)	The Company must disclose a method for interested parties to communicate directly with the presiding director or with the independent directors as a group; and

(i)

Each director should, when considering membership on another board or committee, make every effort to ensure that such membership will not impair the director’s time and availability for his or her commitment to the Company. Each director should advise the chair of the Corporate Governance and Nominating Committee and the CEO before accepting membership on other public company boards of directors or any audit committee or other significant committee assignment on any other board of directors, or establishing other significant relationships with businesses, institutions, governmental units or regulatory entities, particularly those that may result in significant time commitments or a change in the director’s relationship to the Company.

2.12	Board Size and Composition

(a)	Nominees for directors are initially considered and recommended by the Corporate Governance and Nominating Committee, approved by the entire Board and elected annually by the shareholders.

(b)

A majority of not less than two thirds of the directors comprising the Board must qualify as independent directors within the meaning of all applicable legal and regulatory requirements including, without limitation, all applicable

C-4	2023 Management Information Circular	B2GOLD

SCHEDULE C

Canadian and U.S. securities laws and regulations and the rules of each stock exchange on which the Company’s securities are listed, except in circumstances, and only to the extent, permitted by all applicable laws, regulations and stock exchange requirements.

(c)

The Board is committed to reviewing its size periodically, with the assistance of the Corporate Governance and Nominating Committee, and currently considers nine directors to be an appropriate number for the size of the Company and sufficient to provide an appropriate mix of backgrounds and skills for the stewardship of the Company.

(d)	The Chair will be selected by the Board. The Board may select the CEO as Chair if that seems best for the Company at a given point in time, subject to Section 2.11(b) of this Board Charter.

2.13	Director Terms

Directors are elected or re-elected annually by shareholders. There is an informal expectation by the Board that each director will commit to serving their term at least until the next annual shareholders meeting. Between annual meetings of shareholders, the Board may appoint directors to serve until the next meeting, as appropriate, in accordance with applicable corporate law requirements.

2.14	Board Diversity

The Company believes in diversity and values the benefits diversity can bring to its Board. Diversity includes gender, age, race, ethnicity and cultural background. The Company seeks to maintain a Board comprised of talented and dedicated directors whose skills and backgrounds reflect the diverse nature of the business environment in which the Company operates. Accordingly, the composition of the Board is intended to reflect a diverse mix of skills, experience, knowledge, backgrounds and personal qualities, including an appropriate number of women directors. The Board, with the assistance of the Corporate Governance and Nominating Committee, will give particular consideration to diverse candidates who fulfill the qualifications criteria.

2.15	Appointment and Remuneration of Auditors

The Audit Committee shall, subject to shareholder approval, if required, be responsible for the engagement, remuneration and review of the performance of the Company’s auditors.

2.16	Code of Business Conduct and Ethical Behavior

All directors, officers, employees, consultants and contractors of the Company and its subsidiaries, affiliates, joint ventures and any other entity controlled by the Company are bound by the Company’s Code of Business Conduct and Ethics (the “Code”). All such individuals shall review the Code and directors and officers acknowledge their support and understanding of the Code. The Corporate Governance and Nominating Committee is responsible for overseeing and monitoring compliance with the Code. The Board will receive updates on all reported violations of the Code and is responsible for considering any requests for a waiver of the Code with respect to any executive officer or director.

2.17	Board Meetings

(a)	The Board meets on at least a quarterly basis.

(b)	The Chair, in consultation with the CEO and the Corporate Secretary, develops the agenda for each Board meeting.

(c)	The members of the Board are required to have reviewed board materials in advance of the meeting and be prepared to discuss such materials at the meeting.

(d)	The Board may adopt the use of consent resolutions for its convenience from time to time, in accordance with the provisions of the Company’s articles.

(e)

A majority of the number of the directors holding office present constitutes a quorum for the transaction of business at a meeting and a quorum of directors may exercise all the powers of directors at a meeting. No business shall be transacted by the directors at a meeting unless a quorum is present.

B2GOLD	2023 Management Information Circular	C-5

SCHEDULE C

(f)

A director may participate in a Board meeting by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate adequately with each other. A member participating in such a meeting by any such means is deemed to be present at the meeting.

(g)

Directors will maintain the absolute confidentiality of Board deliberations and decisions and information received at meetings, except as may be specified by the Chair, if the information is publicly disclosed by the Company, or as required by applicable law. The views or opinions of individual directors or managers shall be treated with an appropriate level of respect and confidence.

(h)

Directors are expected to attend all meetings of the Board and the Board committees upon which they serve, to come to such meetings fully prepared (including full review of all documentation sent prior to the meeting) and to remain in attendance for the duration of the meeting. Where a director’s absence from a meeting is unavoidable, the director should, as soon as practicable after the meeting, contact the Chair, the CEO or the Corporate Secretary for a briefing on the substantive elements of the meeting.

2.18	Special Meetings of the Board

(a)	Special meetings of the Board may be held at any time at the call of the Chair and the CEO, or any two directors.

(b)

Notice of a special meeting of the Board shall be given to all directors. Such notice shall be sent at least twenty-four (24) hours, exclusive of Saturdays, Sundays and holidays, before the time fixed for the meeting. If all directors are present at such meeting, notice thereof may be waived by them. If notice of the meeting is waived, all directors must sign a waiver.

2.19	Board Minutes

The Chair and the CEO shall be provided with the draft minutes of each meeting of the Board at the next Board meeting. The approved minutes serve as the official record of the Board meeting.

2.20	Information for Board Meetings

(a)

All materials submitted for consideration by the Board or by a committee become part of the record of the Board and shall be deposited with the Corporate Secretary for maintenance, safekeeping and access.

(b)	Materials assembled in support of Board meetings will be coordinated by the CEO and the Corporate Secretary will distribute them with the Board meeting agenda, prior to the meeting.

(c)	Materials distributed to the directors in advance of Board meetings shall be concise, yet complete and prepared in a way that focuses attention on critical issues to be considered.

(d)

Reports may be presented during Board meetings by directors, management or staff or by invited outside advisors. Presentations on specific subjects at Board meetings shall briefly summarize the materials sent to directors so as to maximize the time available for discussion on questions regarding the material.

(e)

It is recognized that under some circumstances, due to the confidential nature of matters to be discussed at a meeting, it would not be prudent or appropriate to distribute written material in advance.

(f)

Matters that are brought to the Board for a decision, particularly those of a strategic or financial matter, will be in a format and at a level and type of information that enables the Board to make a decision. The Board and management will agree on the format and the checklist of information items required for the Board to make a decision.

2.20	Board Charter Evaluation

The Board shall periodically review this Board Charter and may update it as required to reflect changes as required by securities regulatory agencies or stock exchanges, or so as to reflect industry standards or corporate practices.

C-6	2023 Management Information Circular	B2GOLD

SCHEDULE “D”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This Information Circular includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including, but not limited to, objectives, strategies, intentions and expectations; projections and forecasts; estimates; schedules; plans; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, budgets and board renewal, capital and operating costs, including projected cash operating costs and AISC; future or estimated mine life, ore grades or sources, gold recovery rates, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: projected gold production, cash operating costs and AISC, total consolidated gold production of between 1,000,000 and 1,080,000 ounces in 2023; the potential for Fekola Regional (Anaconda Area) to provide saprolite material to feed the Fekola mill starting in the third quarter of 2023; the timing and results of a study for the Fekola Regional (Anaconda Area) to review the project economics of a stand-alone oxide mill; the potential for the Fekola complex to produce 800,000 ounces of gold per year; the potential for the Bakolobi permit ot provide saprolite and sulphide hosted gold deposits; the potential to extend the mineralization at the Dandoko project; the potential payment of future dividends, including the timing and amount of any such dividends, and the expectation that quarterly dividends will be maintained at the same level; and B2Gold’s attributable share of Calibre’s production. All statements in this Information Circular that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Terms not defined above have the meaning given to such terms in this Information Circular.

Forward-looking statements are inherently subject to known and unknown risks, uncertainties and other factors, many of which are beyond our ability to control, that may cause our actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such risks include, without limitation, the risks, uncertainties and other factors referred to herein and under “Risk Factors” and elsewhere in the Company’s Annual Information Form dated March 16, 2023, which can be found on the Company’s profile at https://www.sedar.com.

Forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date of such statement, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to our ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, studies and assessments; our ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the continued health, availability and cost of labour; the continued availability and use of infrastructure; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; the continued ability to access our sites; the ability to maintain the social license to operate; and other assumptions and factors described herein or that are generally associated with the mining industry.

Forward-looking statements are based on the opinions and estimates of our management and reflect their current expectations regarding future events and operating performance and speak only as of the date of such statement. We do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in the forward- looking statements, there may be other factors that cause actual results to differ materially from those which are anticipated, estimated, or intended. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities we will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements. All of the forward-looking statements contained in this Information Circular are qualified by these cautionary statements.

B2GOLD	2023 Management Information Circular	D-1

B2GOLD CORP.
CORPORATE DATA

Head Office

Suite 3400 – 666 Burrard Street, Park Place

Vancouver, British Columbia V6C 2X8

Directors and Officers

Robert Cross – Chair and Director

Robert Gayton – Director

Jerry Korpan – Director

Bongani Mtshisi – Director

Kevin Bullock – Director

George Johnson – Director

Robin Weisman – Director

Liane Kelly – Director

Lisa Pankratz – Director

Clive Johnson – Chief Executive Officer, President and Director

Mike Cinnamond – Senior Vice President, Finance and Chief Financial Officer

William Lytle – Senior Vice President, Operations and Chief Operating Officer

Victor King – Senior Vice President, Exploration

Randall Chatwin – Senior Vice President, Legal and Corporate Communications

Dennis Stansbury – Senior Vice President, Engineering and Project Evaluations

Eduard Bartz –Vice President, Taxation and External Reporting

Brian Scott – Vice President, Geology and Technical Services

John Rajala – Vice President, Metallurgy

Neil Reeder – Vice President, Government Relations

Dana Rogers – Vice President, Finance

Peter Montano – Vice President, Projects

Andrew Brown – Vice President, Exploration

Dale Craig – Vice President, Operations and Country Manager, Gramalote Colombia
Ltd

Ninette Kröhnert – Vice President, Human Resources

Michael McDonald – Vice President, Investor Relations and Corporate Development

Dan Moore – Vice President, Operations

Kerry Suffolk – Treasurer

Peter Gibson – Group Financial Controller

Registrar and Transfer Agent

Computershare Investor Services Inc.

3rd Floor, 510 Burrard Street

Vancouver, British Columbia V6C 3B9

Computershare Investor Services Inc.

8th Floor, 100 University Avenue

Toronto, Ontario M5J 2Y1

Legal Counsel

Lawson Lundell LLP

1600 – 925 West Georgia Street

Vancouver, British Columbia V6C 3L2

Auditor

PricewaterhouseCoopers LLP, Chartered Professional Accountants

Suite 1400, 250 Howe Street

Vancouver, British Columbia V6C 3S7

Listing

Toronto Stock Exchange: Symbol “BTO”

NYSE American: Symbol “BTG”

Namibian Stock Exchange: Symbol “B2G”

YOUR VOTE MATTERS.

For specific inquiries about the meeting, please contact Laurel Hill:

North America Toll Free: 1-877-452-7184
Outside North America: 416-304-0211
Email: assistance@laurelhill.com

For general inquiries about our Company, please contact our corporate office:

T: 604.681.8371
E: investor@b2gold.com

www.b2gold.com

B2GOLD